07066673

bSQUARE

Trusted Solutions for Smart Devices

Annual Report and Proxy
2006

www.bsquare.com

April 30, 2007

Dear Shareholders,

During 2006 we accomplished many of the objectives that we had set for ourselves, we built market momentum for our products and services and we exited the year with the strongest quarterly earnings that the company has seen in several years. We believe that our focus on being the premier provider of products and services for companies building devices using Microsoft's Embedded and Mobile Operating Systems is beginning to pay off and that our company is well positioned for a successful 2007.

To review a few of our achievements during the year:

- We released SDIO-Hx, a high performance version of our popular SDIO Now! product. SDIO-Hx allows customers who are adding WiFi capabilities to their devices to achieve data rates two to four times faster than is possible using the technology built into Microsoft's Embedded and Mobile Operating Systems.
- We released DevKit reference design for the Marvell PXA320 application process, and experienced good demand for our DevKit reference design for the Marvell PXA270.
- We were named Microsoft's Embedded Systems Integrator of the Year for 2006.
- We launched a number of new product, service and training offerings in conjunction with Microsoft's launch of Windows CE 6.0.
- We renewed our software distribution agreement with Microsoft allowing us to continue to distribute Microsoft's embedded operating systems, such as Windows CE and Windows XP Embedded.
- We finished the year strong, with 16% revenue growth year over year, and in the fourth quarter, we reported our best net income performance since the first quarter of 2001. In fact, excluding the non-cash stock option compensation charges of $715,000, BSQUARE would have shown net income for the year.
- We increased our cash, cash equivalents and short-term investments during 2006.

We will continue to focus on Microsoft Embedded and Mobile products in 2007. We believe that Microsoft's Embedded and Mobile products will continue to enjoy strong adoption throughout the year and into the future. We intend to offer new products and services in 2007 that we believe will enable our customers to get their products to market faster, with more functionally and higher quality than they can achieve on their own. Our plans for 2007 include:

- New versions of our SDIO-Hx technology to support new application processors being released by Marvell, Freescale, Texas Instruments and Qualcomm as well as the new advances in the SD and MMC association specifications for larger memory and integrated security.
- New versions of our reference design platforms supporting application processors from multiple silicon partners.
- New service offerings that will augment our Wireless and Graphics capabilities. We are also moving to add new Quality Assurance offerings and are exploring service offerings that we can take into adjacent markets, such as device certification onto wireless networks.
- Later in the year, we expect to release the first components of our Hx Framework, a high performance device framework designed to allow customers to quickly adopt new connectivity and communications components such as Wireless USB and WiMAX.
- We intend to continue our investment and expansion efforts in Asia, by continuing the growth of our Taiwan operation, re-establishing a direct sales presence in Japan, and by growing our distributor network in Korea and China.
- We continue to evaluate whether an acquisition makes financial sense to accelerate all of the above.

The market for our products and services remains strong. Microsoft continues to gain market share for both its Windows CE and Windows Mobile products, which bodes well for BSQUARE. We intend to remain focused on being the premier supplier of products and services for these operating systems in 2007 and beyond. We believe that the momentum we have created in 2006 will carry over into 2007, and we are looking forward to an outstanding year.

We wish to thank you, our shareholders, for your support during 2006, and look forward to a successful 2007.

Best Regards,

Brian T. Crowley
President and CEO

Donald B. Bibeault
Chairman

PERFORMANCE GRAPH

The graph below compares the annual percentage change in the cumulative total return on the Company's Common Stock with the Nasdaq Computer & Data Processing Services Index and the Standard & Poors 500 Index. The graph shows the value, as of December 30, 2006, of $100 invested on December 31, 2001 in our common stock, the Nasdaq Computer & Data Processing Services Index and the Standard & Poors 500 Index.

Comparison of Cumulative Total Return
Among BSQUARE Corporation,
Nasdaq Computer & Data Processing Services Stocks Index and
Standard & Poors 500 Index


BSQUARE Corporation
Nasdaq CDPS
S&P 500
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$-
12/31/2001
12/31/2002
12/31/2003
12/31/2004
12/30/2005
12/30/2006

	12/31/2001	12/31/2002	12/31/2003	12/31/2004	12/30/2005	12/30/2006
BSQUARE Corporation	$100.00	$30.24	$33.84	$ 35.73	$ 19.42	$ 17.09
Nasdaq CDPS	$100.00	$68.93	$90.84	$100.15	$103.55	$116.27
S&P 500	$100.00	$76.63	$96.85	$105.56	$108.73	$123.54

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission file number 000-27687

BSQUARE CORPORATION
(Exact name of registrant as specified in its charter)

Washington	**91-1650880**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

110 110th Avenue NE, Suite 200, Bellevue, Washington 98004
(Address of principal executive offices)

(425) 519-5900
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, no par value	The NASDAQ Stock Market LLC (NASDAQ Global Market)

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☑

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☑

The aggregate market value of common stock held by non-affiliates of the registrant as of June 30, 2006 was approximately $13,367,000 based on the closing price of $2.217 per share of the registrant's common stock as listed on the NASDAQ Global Market.

The number of shares of common stock outstanding as of January 31, 2007: 9,618,291

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement to be delivered to shareholders in connection with the annual meeting of shareholders to be held on June 6, 2007 are incorporated by reference into Part III of this Form 10-K.

BSQUARE CORPORATION

FORM 10-K

TABLE OF CONTENTS

PART I

Item 1. ***Business.***

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K and the documents incorporated herein by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 based on current expectations, estimates and projections about our industry and our management's beliefs and assumptions. When used in this Form 10-K and elsewhere, the words "believes," "plans," "estimates," "intends," "anticipates," "seeks" and "expects" and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements that are not historical facts. These forward-looking statements are not guarantees of future performance and are subject to certain risks and uncertainties that are difficult to predict. Accordingly, actual results may differ materially from those anticipated or expressed in such statements as a result of a variety of factors, including those set forth under Item 1A, "Risk Factors." Such forward-looking statements include, but are not limited to, statements with respect to the following:

- The development of the smart device market and our ability to address its opportunities and challenges;
- The adoption of Windows CE, Windows XP Embedded, Pocket PC and Smartphone as operating systems of choice for many smart device hardware and software applications vendors;
- Our business plan and our strategy for implementing our plan;
- Our ability to expand our strategic relationships with hardware and software vendors;
- Our ability to maintain our relationship with Microsoft Corporation (Microsoft);
- Our ability to address challenges and opportunities in the international marketplace;
- Our ability to develop our technology and expand our proprietary software and service offerings; and
- Our anticipated working capital needs and capital expenditure requirements, including our ability to meet our anticipated cash needs.

Readers are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date made. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Readers, however, should carefully review the factors set forth in this and other reports or documents that we file from time to time with the Securities and Exchange Commission (SEC).

BUSINESS

Overview

As used in this Annual Report on Form 10-K, "we," "us" and "our" refer to BSQUARE Corporation. We provide software and engineering service offerings to the smart device marketplace. A smart device is a dedicated purpose computing device that typically has the ability to display information, runs an operating system (e.g., Microsoft® Windows® CE 6.0) and may be connected to a network via a wired or wireless connection. Examples of smart devices that we target include set-top boxes, home gateways, point-of-sale terminals, kiosks, voting machines, gaming platforms, personal digital assistants (PDAs), personal media players and smartphones. We primarily focus on smart devices that utilize embedded versions of the Microsoft Windows family of operating systems, specifically Windows CE, Windows XP Embedded and Windows Mobile™.

We have been providing software and engineering services to the smart device marketplace since our inception. Our customers include world class original equipment manufacturers (OEMs), original design manufacturers (ODMs), silicon vendors, peripheral vendors, and enterprises that develop, market and distribute smart devices. The software and engineering services we provide our customers are utilized and deployed throughout various phases of our customers' device life cycle, including design, development, customization, quality assurance and deployment.

Until mid-2004, we were also in the business of manufacturing and distributing our own proprietary hardware device, called the Power Handheld, which was sold to telecommunication carriers. During the second quarter of 2004, we decided to discontinue this hardware business and end the manufacturing of the device. The hardware business segment is reported as a discontinued operation in our financial results.

We were incorporated in the State of Washington in July 1994. Our principal office is located at 110 110th Avenue NE, Suite 200, Bellevue, Washington 98004, and our telephone number is (425) 519-5900.

Industry Background

The increasing need for connectivity among both business and consumer users is driving demand for easy-to-use, cost-effective and customizable methods of electronic communication. Although the personal computer (PC) has been the traditional means of electronically connecting suppliers, partners and customers, the benefits of "smart devices" have led to their rapid adoption as a new class of powerful technology.

Smart devices are particularly attractive to businesses and consumers because they are often less expensive than desktop and laptop computers; have adaptable configurations, including size, weight and shape; and are able to support a variety of customized applications and user interfaces that can be designed for specific tasks. These devices also are typically compatible with existing business information systems.

The smart device industry is characterized by a wide variety of hardware configurations and end-user applications, often designed to address a specific vertical market. To accommodate these diverse characteristics in a cost-effective manner, OEMs and ODMs require operating systems that can be integrated with a diverse set of smart devices and can support an expanding range of industry-specific functionality, content and applications. The Microsoft Windows family of embedded operating systems — specifically Windows CE, Windows Mobile and Windows XP Embedded — helps satisfy these requirements because it leverages the existing industry-wide base of Microsoft Windows developers and technology standards, can be customized to operate across a variety of smart devices and integrate with existing information systems, offers Internet connectivity, and reduces systems requirements compared to traditional PC operating systems.

The smart device marketplace is being influenced by the following factors:

- Growing demand by business professionals and high-end consumers for converged mobile devices that combine telephony, data (such as email and internet browsing), multimedia and location awareness is driving new sophisticated smart device designs by our OEM customers;
- The ubiquity of cellular and WLAN wireless networks is driving rapid adoption of smart devices that leverage broadband and high-speed wireless data networks, including Internet Protocol (IP) set-top boxes,

voice-over-IP (VoIP) phones, residential gateways, and home networking solutions linking smart devices with PCs;

- The baseline expectation for device functionality continues to grow. Users of smart devices expect to be able to access email and the Internet and synchronize their devices with corporate data sources. Microsoft operating systems are already well positioned to leverage this trend with built-in synchronization capabilities, access to Exchange email servers, and similar functionality;
- Security is becoming an increasingly important concern as devices are able to access networks and store sensitive information locally such as email, spreadsheets and other documents. Users are demanding that these types of information be protected in the same ways they are protected on the desktop; and
- Higher bandwidth networks coupled with the larger displays and increased processing power found on new devices means that more multi-media content will be available to devices — increasing demand for digital rights management, content management and related technologies.

Software and Service Solutions for Smart Device Makers

Our customers include world class OEMs and ODMs, device component suppliers such as silicon vendors and peripheral vendors and enterprises with customized device needs such as retailers and field service organizations. Representative customer relationships in 2006 included:

- A large North American OEM continued to engage us to assist in the development and testing of mobile office phones;
- Palm, Inc. continued to engage us to provide engineering services for its series of Windows Mobile Smartphone devices;
- A silicon vendor engaged us to develop drivers for several of its silicon solutions and to include its components on our proprietary hardware reference designs;
- A silicon vendor engaged us to assist in the development of a series of board support packages (BSPs) in support of various processors;
- Several large Asian OEMs engaged us to assist in the development of new lines of Windows Mobile-based handheld devices;
- A large North American silicon vendor engaged us to assist in developing several Windows Mobile BSPs in support of its new line of processors focused on the handset market; and
- Over 75 OEMs and silicon vendors — including Symbol Technologies, Hewlett-Packard Company (HP), ASUStek Computer, Hand Held Products and Lite-On Technology Corporation — licensed our SDIO Now! technology in 2006 for integration into their smart devices.

We offer a range of software products to our customers for the development and deployment of smart devices, including both those of third parties and our own proprietary software products, along with our engineering service offerings. Our goal is to increase the breadth and depth of our software and engineering service offerings to smart device customers to enhance our position as an overall solutions provider.

Third-Party Software Products

We have multiple license and distribution agreements with third-party software vendors. Our ability to resell these third-party software products, whether stand-alone or in conjunction with our own proprietary software and engineering service offerings, provides our customers with a significant source for their smart device project needs. Our third-party software offerings include the following:

- We are a Microsoft authorized Value-Added Provider (VAP) of Windows Embedded operating systems (OS) and toolkits for Windows CE, Windows XP/NT Embedded, Windows XP Professional with Embedded Restrictions, Windows Server with Embedded Restrictions, Windows XP Embedded for Point of Sale and Microsoft "Classic" operating systems with Embedded restrictions, including DOS and Windows 98/2000/

ME/NT. The majority of our software revenue in 2006 was earned through the resale of Microsoft Embedded operating systems; and

- We sub-license and resell other third-party software such as the Esmertec Jeode Java Virtual Machine (JVM) under our JEM-CE™ brand name and Datalight Inc.'s FlashFX and Reliance products.

Proprietary Software Products

Our proprietary software offerings include:

- SDIO Hx — SDIO (Secure Digital Input Output) is an industry standard format that allows very small form-factor peripheral and memory cards to be used with smart devices. Our SDIO solutions have become the industry standard software development kit used by OEMs, ODMs and peripheral vendors who are creating SDIO solutions for smart devices running Microsoft Windows CE and Windows Mobile operating systems. There are currently over 100 licensees of our SDIO technology.

  In response to customer demand and the changing technology landscape affecting secure digital (SD) technology, we released SDIO Now! 2.2 in the first quarter of 2006. Differentiated from other competitive offerings, this product included features requested by licensees such as support for larger SD memory cards, increased performance and a cost-effective solution for adding any combination of two MultiMediaCards (MMC), SD cards or SDIO cards to converged devices.

  In the second quarter of 2006, we extended our SDIO product line with the introduction of our SDIO Hx architecture, which significantly increases the data throughput performance for handheld devices. OEMs can now economically add high performance Wi-Fi capabilities to smartphones and other embedded devices by using an internal SDIO Wi-Fi card while adding a second external expansion slot for high-density memory cards or other SDIO peripherals. The demand for this cost-effective high performance Wi-Fi/memory solution has made it a highly desirable feature on the next generation of handheld devices.

  Microsoft has incorporated our SDIO Now! v2.0 technology into its CE 5.0 and Windows Mobile 5.0 operating systems. While the SDIO Hx versions of software have functionality and performance enhancements not found in the SDIO Now! v2.0, there can be no assurance that the inclusion of the SDIO Now! v2.0 software in the base Microsoft operating system will not have a detrimental effect on sales of the SDIO Hx software in the future.

- Media+ Portable Media Player — Media+ is a digital media-management and player software solution based on Microsoft® Windows® CE 5.0 that enables OEMs to quickly enter the growing market for PMP players, a new product category that enables consumers to enjoy movies and video clips, view family photos, and listen to music on a single mobile device.

- Our DevkitIDP line of Marvell XScale® Technology-based development platforms accelerate time to market for OEMs building Windows CE 5.0, Windows CE 6.0 and Windows Mobile 5.0 embedded devices. We currently ship DevkitIDP 255, acquired from Vibren Technologies, Inc. (Vibren) in August 2005. The DevkitIDP 255 is based on the Marvel PXA255 Embedded Processor. In 2006, we launched the DevkitIDP 270 based on a new generation Marvell PXA270 embedded processor, as well as DevKitIDP 320 based on the new Marvell 320 PROCESSORS.. We intend on introducing additional development platforms in the future which may be based on other silicon vendors processor families. Our DevkitIDP products uniquely offer a wide variety of peripheral chips and multiple expansion slots, which provides developers valuable flexibility in the early stages of development when device functionality is being validated. The DevkitIDP product layout is optimized so developers can quickly access hardware test points which shortens debug time.

- Our SchemaBSP tool, acquired from Vibren, reduces customer development efforts. SchemaBSP offers a revolutionary three-step process that, when used in conjunction with Microsoft Platform Builder, reduces Windows CE board bring up time by up to 40%. Once an BSP is created with SchemaBSP, the architecture of the tool enables code reuse across multiple product lines, easy BSP updates when new hardware features are added to a design, and quick migration to new OS versions of Windows CE.

- Universal serial bus (USB) interfaces.

Software revenue for the last three fiscal years was as follows (in thousands):

	Year Ended December 31,		
	2006	2005	2004
Software revenue:			
Third-party software	$30,317	$28,561	$25,663
BSQUARE proprietary software	2,617	2,649	2,701
Total software revenue	$32,934	$31,210	$28,364
Software revenue as a percentage of total revenue	66%	73%	73%
Third-party software revenue as a percentage of total software revenue	92%	92%	90%

The resale of Microsoft Embedded operating systems and related products accounts for substantially all of our third-party software revenue.

Engineering Service Offerings

We provide Windows Embedded and Windows Mobile smart device makers with consulting and professional engineering services including:

- Device solution strategy consulting;
- Software and hardware design and development services;
- Platform development systems integration;
- Application, middleware and multimedia software development;
- Quality assurance and testing services;
- Hardware design, prototype and product development services;
- Customer technical support; and
- Platform development and quality assurance training.

Customers utilize our engineering service offerings because our deep experience with Windows Embedded operating systems typically results in shorter development cycles and reduced time to market, lower overall costs to complete projects, and product robustness and features the customer may have been unable to achieve through other means.

Revenue from professional engineering services for the last three fiscal years was as follows (in thousands):

	Year Ended December 31,		
	2006	2005	2004
Total service revenue	$16,881	$11,713	$10,556
Service revenue as a percentage of total revenue	34%	27%	27%

Strategy

Our strategy is to continue to enhance our position as a leading provider of smart device software. To advance this strategy, we intend to focus on the following areas:

- Enhance our proprietary software product portfolio to generate additional revenue, particularly higher margin revenue, through which will have the added benefit of increasing opportunities to sell additional engineering services and third-party software products to our customers. During 2006, we increased our level of research and development in conjunction with the SDIO Hx version releases mentioned previously as well as through the development of our DevKitIDP references designs. We are continuing to execute and evolve our product strategy and expect to continue to invest in new product development initiatives during 2007;

- Provide our North American customers of Windows Embedded operating systems with additional product offerings as they become available from Microsoft. For example, in 2006, Microsoft made available to its authorized distributors the Window Embedded Point CE 6.0 operating system, which is targeted at the general device market;
- Expand our engineering service offerings by adding new packaged engineering services, engineering capabilities, training and custom consulting offerings; for example, we were funded by Microsoft to develop the Windows CE 6.0 training curriculum and plan to deliver the first training course to customers early in 2007;
- Leverage the significant number of customers gained through our resale of Microsoft Embedded operating systems by selling these customers additional software and service offerings. In each quarter, we typically sell Microsoft Embedded operating systems to over 400 unique customers. Today, more of these customers purchase service or software offerings other than the core Microsoft Embedded operating systems than in the past; and
- Increase the percentage of sales derived from our international customers, particularly by focusing on growing sales in the Asia-Pacific region.

A key element of our strategy is the expansion of our proprietary products that we license to our smart device customers. We believe that the continuing complexity and demands of device development will require our customers to seek out partners that are able to provide more complete device software solutions that can be quickly customized and brought to market.

Relationship with Microsoft and Impact on our Smart Device Solutions Business

We have a long-standing relationship with Microsoft and this relationship is critical to the continuing success of our business. Our credentials as a Microsoft partner include:

- We are one of Microsoft's largest distributors of embedded operating systems worldwide;
- We are a Windows Embedded Gold-level Systems Integrator;
- We were the Microsoft Systems Integrator of the Year for 2006;
- We are a developer and provider of Microsoft Official Curriculum Training for Windows CE and Windows XP Embedded;
- We are a leading systems integrator for Microsoft's Windows Mobile for Smartphone and Pocket PC-based device development projects;
- We are a Preferred Provider of Visual Tools to Microsoft;
- We are a Gold-level member of Microsoft's Third-Party Tools Provider Program;
- We are an authorized Microsoft Windows CE for Automotive Solutions Integrator; and
- We have been engaged by Microsoft on various service engagements.

We work closely with Microsoft executives, developers, and product managers. We leverage these relationships in a variety of ways, including:

- We gain early access to new Microsoft embedded software and other technologies;
- We are able to leverage co-marketing resources from Microsoft, including market development funds, to support our own marketing and sales efforts;
- We participate in Microsoft-sponsored trade shows, seminars, and other events;
- We receive sales leads from Microsoft that enable us to sell our smart device software and service solutions;

- We receive certain rebates based upon certain predefined objectives and our Microsoft Embedded operating systems sales volume; and
- We participate in Windows Embedded and Windows Mobile design reviews, enabling early access to product roadmap information wherein we provide important technical and customer feedback.

See Item 1A, "Risk Factors," for more information regarding our relationship with Microsoft.

Customers

Customers of our smart device software and engineering service offerings include leading OEMs, ODMs, enterprises, silicon vendors and peripheral vendors seeking to leverage the benefits of Windows Embedded operating systems to develop high-quality, full-featured smart devices that meet the requirements of numerous end-markets. Representative customers include Digipos Systems Inc., Electronics for Imaging, Inc., Lockheed Martin, Micros Systems, Inc., Microsoft Corporation, PalmOne, Inc. and Solectron.

Sales and Marketing

We market our smart device software and engineering services to OEMs, ODMs, enterprises, silicon vendors and peripheral vendors predominantly through our direct sales force located in the United States, Taipei, Taiwan and Tokyo, Japan. We do not make significant use of resellers, channel partners, representative agents or other indirect channels.

Key elements of our sales and marketing strategy include direct marketing, advertising, event marketing, public relations, customer and strategic alliance partner co-marketing programs and a comprehensive website. We rely significantly on lead referral and other marketing support programs from strategic partners, particularly Microsoft.

Research and Development

Our research and development organization is responsible for the design, development and release of our reference design and software products. Members of our research and development staff work closely with our sales and marketing departments, as well as with our customers and potential customers, to better understand market needs and requirements. We perform our research and development primarily utilizing our engineering staff located in Bellevue, Washington and Akron, Ohio.

Competition

The market for Windows-based embedded software and services is extremely competitive. We face competition from the following:

- Our current and potential customers' internal research and development departments, which may seek to develop their own proprietary products and solutions that compete with our proprietary software products and engineering services;
- North American engineering service firms such as Intrinsyc, Vanteon and Teleca;
- Off-shore development companies such as WiPro, particularly those focused on the North American marketplace
- ODMs, particularly those in Taiwan who are adding software development capabilities to their offerings;
- Contract manufacturers who are adding software development capabilities to their offerings; and
- Microsoft Embedded operating system distributors such as Arrow and Avnet. Larger customers of Microsoft Embedded operating systems are typically knowledgeable of the competing distributors in the North American market and, consequently, will often put large orders out to bid amongst the distributors, which can create margin pressure and make it difficult to maintain long-term relationships with these customers. The gross profit

margin on sales of Microsoft Embedded Windows licenses is relatively low, historically about 14% on average. There can be no assurance that gross profit on future sales will not decline given these competitive pressures.

As we develop new products, particularly products focused on specific industries, we may begin competing with companies with which we have not previously competed. It is also possible that new competitors will enter the market or that our competitors will form alliances, including alliances with Microsoft, that may enable them to rapidly increase their market share. Microsoft has not agreed to any exclusive arrangement with us, nor has it agreed not to compete with us. Microsoft may decide to bring more of the core embedded development services and expertise that we provide in-house, possibly resulting in reduced product and service revenue opportunities for us. The barrier to entering the market as a provider of Windows-based smart device software and services is low. In addition, Microsoft has created marketing programs to encourage systems integrators to work on Windows Embedded operating system products and services. These systems integrators are given substantially the same access by Microsoft to the Windows technology as we are. New competitors may have lower overhead than we do and may be able to undercut our pricing. We expect that competition will increase as other established and emerging companies enter the Windows-based smart device market, and as new products and technologies are introduced.

International Operations

During 2006, our international operations consisted principally of subsidiaries and operations in Taipei, Taiwan and Vancouver, British Columbia, Canada. Because our OEM Distribution Agreement with Microsoft restricts our resale of Microsoft Embedded operating systems to North America, including Mexico, our foreign operations have traditionally focused on the sale of our own proprietary software products, particularly SDIO Now!, and engineering services. In the fourth quarter of 2005, we re-established a direct sales presence in Tokyo, Japan. We intend to continue to rebuild our ability to sell our products and services in Japan during 2007 and also plan on broadening our sales presence throughout the Asia-Pacific marketplace. We formalized and expanded our partnership with an engineering services firm in Hydrabad, India during 2006 although there are no commitments in terms of the utilization of those resources.

See Item 1A, "Risk Factors," and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," for more information regarding our international operations.

Personnel

As of December 31, 2006, we had 170 employees, including 109 employees in professional engineering services, 12 employees in research and product development, and 49 employees in sales, marketing and administrative services. Of these employees, 138 are located in the United States, 11 are located in Canada and 21 are located in Taiwan. In addition, from time to time, we employ temporary employees, consultants and contractors. As of December 31, 2006, we employed 41 contractors compared to 31 at December 31, 2005.

The following highlights the number of employees by area:

	December 31,		
	2006	2005	2004
Professional Engineering Services	109	68	59
Research and Product Development	12	9	7
Sales, Marketing and Administrative	49	47	48
Total	170	124	114

As conditions necessitate, periodically professional engineering service employees will perform research and development engineering and visa versa.

Intellectual Property and Other Proprietary Rights

Our intellectual property is critical to our success. In general, we attempt to protect our intellectual property rights through patent, copyright, trademark and trade secret laws and contractual arrangements. There can, however, be no assurance that our efforts will be effective to prevent the misappropriation of our intellectual property, or to prevent the development and design by others of products or technologies similar to, or competitive with those developed by us.

Additionally, because a significant portion of our revenue relates to the resale of third-party software products, we are also reliant on our partners, particularly Microsoft, to appropriately protect their own intellectual property.

We currently have a number of pending U.S. and international patent applications. We have 19 issued patents worldwide and a number of registered trademarks. We will continue to pursue appropriate protections for our intellectual property.

See Item 1A, "Risk Factors," for more information regarding our intellectual property and other proprietary rights.

Available Information

We are a reporting company and file annual, quarterly and current reports and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. You also may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information we file electronically with the SEC at http://www.sec.gov.

Our Internet website can be found at *www.bsquare.com.* We make available free of charge through our investor relations section, under "SEC Filings," all our filings, including our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and amendments to those reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as soon as reasonably practicable after such material is filed with, or furnished to, the SEC.

Directors and Executive Officers

The following table sets forth certain information with respect to our directors and executive officers as of January 31, 2007.

Name	Age	Positions
Donald B. Bibeault	65	Chairman of the Board
Brian T. Crowley	46	President and Chief Executive Officer, Director
Elwood D. Howse, Jr.	67	Director
Elliott H. Jurgensen, Jr.	62	Director
Scot E. Land	53	Director
William D. Savoy	42	Director
Kendra A. VanderMeulen	55	Director
Carey E. Butler	52	Vice President, Professional Engineering Services
Scott C. Mahan	42	Vice President, Finance; Chief Financial Officer; Secretary and Treasurer
Larry C. Stapleton	44	Vice President, North American Sales

Donald B. Bibeault has been our Chairman of the Board since July 2003. His term of office as a director expires at the 2008 Annual Meeting of Shareholders. Mr. Bibeault is currently President of Bibeault & Associates, Inc. a turnaround-consulting firm, a position he has held since 1975. During that period, Mr. Bibeault has served as chairman, chief executive officer, or chief operating officer of numerous corporations, including Pacific States Steel, PLM International, Best Pipe and Steel, Inc., Ironstone Group, Inc., American National Petroleum, Inc., Tyler-Dawson Supply and Iron Oak Supply Corporation. He has also served as special turnaround advisor to the CEOs of Silicon Graphics Inc., Varity Corporation, Bank of America amongst others. In 2005, Dr. Bibeault was given the first ever Lifetime Achievement Award by the Association of Certified Turnaround Professionals (ACTP). He has been a member of the Board of Overseers of Columbia Business School, a trustee of Golden Gate University, a member of the University of Rhode Island Business Advisory Board, and the Board of Visitors of Golden Gate

University Law School. Mr. Bibeault received a B.S. in electrical engineering from the University of Rhode Island, a M.B.A. from Columbia University and a Ph.D from Golden Gate University. He is also a recipient of a Doctor of Laws degree (honoris causa) from Golden Gate University Law School.

Brian T. Crowley has been our President and Chief Executive Officer since July 2003. His term of office as a director expires at the 2008 Annual Meeting of Shareholders. From April 2002 to July 2003, Mr. Crowley served as our Vice President, Product Development. From December 1999 to November 2001, Mr. Crowley held various positions at DataChannel, a market leader in enterprise portals, including Vice President of Engineering and Vice President of Marketing. From April 1999 to December 1999, Mr. Crowley was Vice President, Operations of Consortio, a software company. From December 1997 to April 1999, Mr. Crowley was Director of Development at Sequel Technology, a network solutions provider. From 1986 to December 1997, Mr. Crowley held various positions at Applied Microsystems Corporation, including Vice President and General Manager of the Motorola products and quality assurance divisions. Mr. Crowley also serves as a director of the WSA (formerly Washington Software Association). Mr. Crowley holds a B.S. in Electrical Engineering from Arizona State University.

Elwood D. Howse, Jr. has been a director of BSQUARE since November 2002. His current term of office as a director expires at the 2009 Annual Meeting of Shareholders. Mr. Howse was formerly President of Cable & Howse Ventures, a Northwest venture capital management firm formed in 1977. Mr. Howse also participated in the founding of Cable, Howse and Ragen, investment banking and stock brokerage firm, today owned by Wells Fargo and known as Ragen MacKenzie. Mr. Howse has served as corporate director and advisor to various public, private and non-profit enterprises. He served on the board of the National Venture Capital Association and is past President of the Stanford Business School Alumni Association. He currently serves on the boards of directors of Formotus, Inc., OrthoLogic Corporation, Perlego Systems Inc., PowerTech Group, Inc. and not-for profits Junior Achievement Worldwide and Junior Achievement of Washington. He has served on a number of other corporate boards in the past. Mr. Howse received both a B.S. in engineering and a M.B.A. from Stanford University and served in the U.S. Navy submarine force.

Elliott H. Jurgensen, Jr. has been a director of BSQUARE since January 2003. His term of office as a director expires at this year's Annual Meeting of Shareholders. Mr. Jurgensen retired from KPMG LLP in 2003 after 32 years, including 23 years as an audit partner. During his career he held a number of leadership roles, including Managing Partner of the Bellevue, Washington office of KPMG from 1982 to 1991, and Managing Partner of the Seattle, Washington office of KPMG from 1993 to 2002. He is also a director of McCormick & Schmick's Seafood Restaurants, Inc., Isilon Systems, Inc. and ASC Management, Inc. Mr. Jurgensen has a B.S. in accounting from San Jose State University.

Scot E. Land has been a director of BSQUARE since February 1998. His term of office as a director expires at this year's Annual Meeting of Shareholders. Mr. Land is currently Executive Director, Program on Technology Commercialization, University of Washington. Prior to joining the faculty of the UW, Mr. Land was a managing director of Cascadia Capital LLC. Mr. Land was a founder and managing director of Encompass Ventures from September 1997 to July 2005, Mr. Land was a Senior Technology Analyst and Strategic Planning Consultant with Microsoft from June 1995 to September 1997, and a technology research analyst and investment banker for First Marathon Securities, a Canadian investment bank, from September 1993 to April 1995. From October 1988 to February 1993, Mr. Land was the President and Chief Executive Officer of InVision Technologies, (a wholly owned subsidiary of GE) founded by Mr. Land in October 1988, that designs and manufacturers high-speed computer-aided topography systems for automatic explosives detection for aviation security. Prior to founding InVision Technologies, Mr. Land served as a principal in the international consulting practice of Ernst & Young LLP, a public accounting firm, from April 1984 to October 1988. Mr. Land serves as a director of several privately held companies.

William D. Savoy has been a director of BSQUARE since May 2004. His current term of office as a director expires at the 2009 Annual Meeting of Shareholders. Mr. Savoy currently consults with The Muckleshoot Indian Tribe on investment-related matters, strategic planning and economic development. Mr. Savoy served as a consultant for Vulcan Inc., an investment entity that manages the personal financial activities of Paul Allen, from September 2003 to December 2005. Vulcan Inc. resulted from the consolidation in 2000 of Vulcan Ventures Inc., a venture capital fund, and Vulcan Northwest. Mr. Savoy served in various capacities at Vulcan Inc. and its predecessors from 1988 to September 2003, most recently as the president of the portfolio and asset management division, managing Vulcan's commercial real estate, hedge fund, treasury and other financial activities, and as the president of both Vulcan Northwest and Vulcan Ventures. Mr. Savoy served as the president and chief executive officer of Layered, Inc., a software company, from June 1989 until its sale in June 1990 and as its chief financial officer from August 1988 to June 1989. He is also a director of Drugstore.com, where he is a member of the audit committee and chairman of the compensation committee. Mr. Savoy received a B.S. in computer science, accounting and finance from Atlantic Union College.

Kendra VanderMeulen has been a director at BSQUARE since March 2005. Her term of office as a director expires at this year's Annual Meeting of Shareholders. Ms. VanderMeulen recently served as executive vice president, Mobile at InfoSpace, and is an active board member or advisor to a variety of companies in the wireless Internet arena, including Perlego Systems, Inc., and Inrix, Inc. Ms. VanderMeulen joined AT&T Wireless (formerly McCaw Cellular Communications, now Cingular) in 1994 to lead the formation of the wireless data division. Prior to McCaw, Ms. VanderMeulen served as COO and president of the Communications Systems Group of Cincinnati Bell Information Systems (now Convergys). She also held a variety of business and technical management positions at AT&T in the fields of software development, voice processing, and signaling systems. Ms. VanderMeulen received a BS degree in mathematics from Marietta College and a MS degree in computer science from Ohio State University. She is the recipient of the 1999 Catherine B. Cleary award as the outstanding woman leader of AT&T.

Carey E. Butler has been our Vice President, Professional Engineering Services since November 2003 and directs development teams located in Washington State and Taiwan. From 2002 to 2003, Ms. Butler served as Western Region Area Manager at Information Builders, a business intelligence software and services company. From 2000 to 2001, Ms. Butler was Vice President at Aris Corporation, a professional services company, and from 1996 to 2000 was Partner at BDO Seidman, LLP, a public accounting and management consulting firm. From 1990 to 1996, Ms. Butler was Principal of Performance Computing, Inc., a technology consulting company, subsequently sold to BDO Seidman. From 1982 to 1990, Ms. Butler was Vice President of Operations, Sales and Marketing of Mytec, Inc., a value-added reseller of turnkey financial systems. Ms. Butler holds a B.A. in Business, Quantitative Methods (Computer Science) from University of Washington.

Scott C. Mahan has been our Vice President, Finance, Chief Financial Officer, Secretary and Treasurer since January 2004. From October 2003 to December 2003, Mr. Mahan served as a consultant to BSQUARE. From February 2003 to July 2003, Mr. Mahan served as the Interim CFO and Head of Business & Corporate Development at Cranium, Inc., a games manufacturer. From March 2002 to November 2002, Mr. Mahan served as Chief Operating Officer at Xylo, Inc., a company that provides human resource technology and services to Fortune 1000 companies, and from June 1998 to December 2001 as CFO and Vice President, Administration at Qpass, Inc, a provider of billing serves to wireless carriers. From September 1996 to May 1998, Mr. Mahan served as Director of Finance at Sequel Technology Corporation, a company that delivered licensed software for the network traffic monitoring market. From August 1994 to August 1996, Mr. Mahan was Controller of Spry, Inc., an Internet software company and Internet service provider. Prior to that, Mr. Mahan was the Assistant Corporate Controller at Paccar Inc. from August 1993 to July 1994 and was an Audit Manager at Ernst & Young LLP in Seattle where he was employed from July 1987 to August 1993. Mr. Mahan holds a B.S. in Management from Tulane University.

Larry C. Stapleton has been our Vice President of North America Sales since March 2005. Mr. Stapleton is responsible for sales of professional engineering services, products and distribution. Prior to joining BSQUARE, Mr. Stapleton served as Vice President of Global Business Development at Terabeam from November 1999 to April 2004, where he was responsible for developing telecom carrier business for broadband wireless access equipment in Asia and managing employees and VAR partnerships in Singapore, Malaysia, Japan, China, Philippines, and South Korea. Prior to that, Mr. Stapleton served as Terabeam's Vice President, Product Development, responsible for developing all of Terabeam's optical telecommunications equipment. From November 1997 to November 1999, Mr. Stapleton was Vice President of Sales and Marketing for SelfCHARGE, a contract product design and manufacturing (ODM) startup developing products for the medical, consumer and industrial markets. Before that he was Senior Director of Client Services at Teague from April 1992 to November 1997, generating designs for AT&T, Microsoft, John Deere, and many other Fortune 500 companies. He also has held a variety of product development, marketing, and engineering positions with several Fortune 100 companies. His degrees include an M.B.A. from University of Washington and a B.S., Mechanical Engineering, from San Jose State University.

Item 1A. ***Risk Factors.***

The following risk factors and other information included in this Annual Report on Form 10-K should be carefully considered. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations. If any of the following risks occur, our business, financial condition, operating results and cash flows could be materially adversely affected.

Microsoft-Related Risk Factors

Due to the market that we serve and, in particular, our focus on devices utilizing Microsoft's Embedded operating systems as well as the fact that a significant portion of our revenue is derived from the resale of Microsoft Embedded operating systems, Microsoft has a significant direct and indirect influence on our business. The following represent several Microsoft-related risk factors which may negatively impact our business and operating results.

If we do not maintain our OEM Distribution Agreement with Microsoft, our revenue would decrease and our business would be adversely affected.

We have an OEM Distribution Agreement (ODA) with Microsoft, which enables us to resell Microsoft Windows Embedded operating systems to our customers in the United States, Canada, the Caribbean (excluding Cuba) and Mexico. Software sales under this agreement constitute a significant portion of our revenue. If the ODA was terminated, our software revenue and resulting gross profit would decrease significantly and our operating results would be negative impacted. Moreover, if the ODA with Microsoft is renewed on less favorable terms, our revenue could decrease, our gross profit from these transactions, which is low relative to our gross profit from sales of our proprietary software products, could further decline and/or our operating expenses could increase. Microsoft offers us, and our competitors, largely volume-based rebates under the ODA and its related programs which have the effect of increasing our software gross profit. If Microsoft were to reduce, or eliminate, these rebate programs, which can contribute 2-3% of our total gross profit percentage from sales of Microsoft Embedded operating systems on a quarterly basis, our gross profit and operating results would be negatively impacted. Microsoft informed us in the fourth quarter of 2006 that they are restructuring the rebate program beginning in the first quarter of 2007. We expect this restructuring to have a negative impact on our gross profit but are not yet able to quantify the impact. The ODA is renewable annually, and there is no automatic renewal provision in the agreement. The ODA was last renewed in October 2006 and will expire on June 30, 2007, unless terminated earlier under the provisions of the ODA.

Microsoft has audited our records under our OEM Distribution Agreement in the past and will do so again in the future, and any negative audit results could result in additional charges and/or the termination of the ODA.

There are provisions in the ODA that require us to maintain certain internal records and processes for royalty auditing and other reasons. Non-compliance with these and other requirements could result in the termination of the ODA. We underwent an audit under the ODA with Microsoft covering a period of five years which concluded in the second quarter of 2004. Microsoft determined that we had correctly reported royalties during the audit period but that we could not account for all license inventory that we had received from Microsoft's authorized replicators. While we disagreed with many of the audit findings, we ultimately chose to settle the dispute. Total settlement costs of $310,000 were recognized in the second quarter of 2004, which included audit costs of $140,000. In addition, we were notified during the fourth quarter of 2006 that Microsoft will be conducting another audit, which is currently scheduled to begin in March 2007. It is possible that future audits could result in additional charges.

If we do not maintain our favorable relationship with Microsoft, we will have difficulty marketing and selling our software and services and may not receive developer releases of Windows Embedded operating systems and Windows Mobile targeted platforms. As a result, our revenue and operating results could suffer.

We maintain a strategic marketing relationship with Microsoft. In the event that our relationship with Microsoft were to deteriorate, our efforts to market and sell our software and services to OEMs and others could be adversely affected and our business could be harmed. Microsoft has significant influence over the development plans and buying decisions of OEMs and others utilizing Windows Embedded operating systems and Windows Mobile targeted platforms for smart devices and these targeted platforms are a significant focus for us. Microsoft provides customers referrals to us. Moreover, Microsoft controls the marketing campaigns related to its operating systems. Microsoft's marketing activities, including trade shows, direct mail campaigns and print advertising, are important to the continued promotion and market acceptance of Windows Embedded operating systems and Windows Mobile targeted platforms and, consequently, to our sale of Windows-based embedded software and services. We must maintain a favorable relationship with Microsoft to continue to participate in joint marketing activities with them, which includes participating in "partner pavilions" at trade shows, listing our services on Microsoft's website, and receiving customer referrals. In the event that we are unable to continue our joint marketing efforts with Microsoft, or fail to receive referrals from them, we would be required to devote significant additional resources and incur additional expenses to market software products and services directly to potential customers. In addition, we depend on Microsoft for developer releases of new versions of, and upgrades to, Windows Embedded and Windows Mobile software in order to facilitate timely development and delivery of our own software and services. If we are unable to maintain our favorable relationship with Microsoft, our revenue could decline and/or our costs could increase thereby negatively impacting our operating results.

Unexpected delays or announcement of delays by Microsoft of Windows Embedded operating systems and Windows Mobile targeted platforms product releases could adversely affect our revenue and operating results.

Unexpected delays or announcement of delays in Microsoft's delivery schedule for new versions of its Windows Embedded operating systems and Windows Mobile targeted platforms could cause us to delay our product introductions or impede our ability to sell our products and services and/or to complete customer projects on a timely basis. These delays, or announcements of delays by Microsoft, could also cause our customers to delay or cancel their project development activities or product introductions, which could have a negative impact on our revenue and operating results.

If Microsoft adds features to its Windows operating system or develops products that directly compete with products and services we provide, our revenue and operating results could be negatively impacted.

As the developer of Windows, Windows XP Embedded, Windows CE and Windows Mobile, Microsoft could add features to its operating systems or could develop products that directly compete with the products and services we provide to our customers. The ability of our customers, or potential customers, to obtain products and services directly from Microsoft that compete with our products and services could negatively affect our revenue and operating results. Even if the standard features of future Microsoft operating system software were more limited than our offerings, a significant number of our customers, and potential customers, might elect to accept more limited functionality in lieu of purchasing additional software from us or delay the purchase of our products and services while they perform a comparison of Microsoft's competing offerings. Moreover, the resulting competitive pressures could lead to price reductions for our products and reduce our revenue and gross profit margin accordingly and our operating results could be adversely impacted.

Microsoft has released Windows CE version 6.0 and version 5.0 of its Windows Mobile Smartphone and PocketPC operating systems which contain basic SDIO functionality and is therefore competitive with our SDIO Hx Now! and SDIO Hx product offerings. An agreement with Microsoft required us to deliver to Microsoft our SDIO Now! v.1.0 source code for inclusion into Windows CE 5.0 and Windows Mobile 5.0. Since that source code was delivered to Microsoft, we have continued to develop our SDIO Now! product line, introducing SDIO Now! v.2.0, v.2.2 and most recently SDIO Now! Hx, with new features and performance improvements that we believe are important to customers. Additionally, we plan further enhancements to our SDIO Now! software product in 2007 and beyond. However, there can be no assurance that our next-generation SDIO Now! product offerings will continue to be competitive in the marketplace or that customers will not decide to use the basic functionality they receive from Microsoft as part of the operating system. Sales of SDIO Now! have traditionally represented the majority of our high-margin proprietary software revenue.

If the market for Windows Embedded operating systems and Windows Mobile targeted platforms fails to develop further, develops more slowly than expected, or declines, our business and operating results may be materially harmed.

Because a significant portion of our revenue to date has been generated by software products and engineering services targeted at the Windows Embedded operating systems and Windows Mobile platforms, if the market for these systems or platforms fails to develop further or develops more slowly than expected, or declines, our business and operating results could be negatively impacted. Market acceptance of Windows Embedded and Windows Mobile will depend on many factors, including:

- Microsoft's development and support of the Windows Embedded and Windows Mobile markets. As the developer and primary promoter of Windows CE, Windows XP Embedded and Windows Mobile, if Microsoft were to decide to discontinue or lessen its support of these operating systems and platforms, potential customers could select competing operating systems, which could reduce the demand for our Windows Embedded and Windows Mobile software products and engineering services which is our primary focus today;

- The ability of the Microsoft Windows Embedded operating systems and Windows Mobile software to compete against existing and emerging operating systems for the smart device market, including: VxWorks and pSOS from WindRiver Systems Inc.; Symbian and Palm OS from PalmSource, Inc.; JavaOS from Sun Microsystems, Inc.; and other proprietary operating systems. In particular, in the market for handheld devices, Windows Mobile faces intense competition from the Linux operating system. In the market for converged devices, Windows Mobile faces intense competition from the Symbian operating system. Windows Embedded operating systems and the Windows Mobile for Smartphone may be unsuccessful in capturing a significant share of these two segments of the smart device market, or in maintaining its market share therein;

- The acceptance by OEMs and consumers of the mix of features and functions offered by Windows Embedded operating systems and Windows Mobile targeted platforms; and

- The willingness of software developers to continue to develop and expand the applications that run on Windows Embedded operating systems and Windows Mobile targeted platforms. To the extent that software developers write applications for competing operating systems that are more attractive to smart device users than those available on Windows Embedded operating systems and Windows Mobile targeted platforms, potential purchasers could select competing operating systems over Windows Embedded operating systems and Windows Mobile targeted platforms.

General Business-Related Risk Factors

Our marketplace is extremely competitive, which may result in price reductions, lower gross profit margins and loss of market share.

The market for Windows-based embedded software and services is extremely competitive. Increased competition may result in price reductions, lower gross profit margin and loss of customers and market share, which would harm our business. We face competition from:

- Our current and potential customers' internal research and development departments, which may seek to develop their own proprietary products and solutions that compete with our proprietary software products and engineering services;

- North American engineering service firms such as Intrinsyc, Vanteon and Teleca;

- Off-shore development companies such as WiPro, particularly those focused on the North American marketplace;
- ODMs, particularly those in Taiwan who are adding software development capabilities to their offerings;
- Contract manufacturers who are adding software development capabilities to their offerings; and
- Microsoft Embedded operating system distributors such as Arrow and Avnet. Larger customers of Microsoft Embedded operating systems are typically knowledgeable of the competing distributors in the North American market and, consequently, will often put large orders out to bid amongst the distributors, which can create margin pressure and make it difficult to maintain long-term relationships with these customers. The gross profit margin on sales of Microsoft Embedded Windows licenses is relatively low, historically about 14% on average. There can be no assurance that gross profit on future sales will not decline given these competitive pressures.

As we develop new products, particularly products focused on specific industries, we may begin competing with companies with which we have not previously competed. It is also possible that new competitors will enter the market or that our competitors will form alliances, including alliances with Microsoft, that may enable them to rapidly increase their market share. Microsoft has not agreed to any exclusive arrangement with us, nor has it agreed not to compete with us. Microsoft may decide to bring more of the core embedded development services and expertise that we provide in-house, possibly resulting in reduced product and service revenue opportunities for us. The barrier to entering the market as a provider of Windows-based smart device software and services is low. In addition, Microsoft has created marketing programs to encourage systems integrators to work on Windows Embedded operating system products and services. These systems integrators are given substantially the same access by Microsoft to the Windows technology as we are. New competitors may have lower overhead than we do and may be able to undercut our pricing. We expect that competition will increase as other established and emerging companies enter the Windows-based smart device market, and as new products and technologies are introduced.

Our ability to maintain or grow the portion of our software revenue attributable to our own proprietary software products is contingent on our ability to bring to market competitive, unique offerings that keep pace with technological changes and needs. If we are not successful in doing so, our business would be harmed.

Proprietary software product sales provide us with much higher gross profit margins than we typically receive from third-party software products and our engineering service offerings as well as other advantages. Increasing the number and amount of proprietary products we sell is an important part of our growth strategy. Our ability to maintain and increase the revenue contribution from proprietary software products is contingent on our ability to enhance the features and functionality of our current proprietary products as well as to devise, develop and introduce new products. There can be no assurance that we will be able to maintain and expand the number of proprietary products that we sell, and our failure to do so could negatively impact revenue and our operating results.

We may experience delays in our efforts to develop new products and services, and these delays could cause us to miss market opportunities which could negatively impact our revenue and operating results.

The market for Windows-based embedded software and services is very competitive. As a result, the life cycles of our products and services are difficult to estimate. To be successful, we believe we must continue to enhance our current offerings and provide new software product and service offerings with attractive features, prices and terms that appeal to our customers. We have experienced delays in enhancements and new product release dates in the past and may be unable to introduce enhancements or new products successfully or in a timely manner in the future. Our revenue and operating results may be negatively impacted if we delay releases of our products and product enhancements, or if we fail to accurately anticipate our customers' needs or technical trends and are unable to introduce new products and service offerings into the market successfully. In addition, our customers may defer or forego purchases of our products if we, Microsoft, our competitors or major hardware, systems or software vendors introduce or announce new products.

If the market for smart devices develops more slowly than we expect, or declines, our revenue may not develop as anticipated, if at all, and our business would be harmed.

The market for smart devices is still emerging and the potential size of this market and the timing of its development are not known. As a result, our profit potential is uncertain and our revenue may not develop as anticipated, if at all. We are dependent upon the broad acceptance by businesses and consumers of a wide variety of smart devices, which will depend on many factors, including:

- The development of content and applications for smart devices;
- The willingness of large numbers of businesses and consumers to use devices such as smartphones, PDAs and handheld industrial data collectors to perform functions historically carried out manually, or by traditional PCs, including inputting and sharing data, communicating among users and connecting to the Internet; and
- The evolution of industry standards or the necessary infrastructure that facilitate the distribution of content over the Internet to these devices via wired and wireless telecommunications systems, satellite or cable.

The success and profitability of our engineering service offerings are contingent on our ability to differentiate our offerings adequately in the marketplace, which is, in turn, contingent on our ability to retain our engineering personnel and defend our billing rate structure against those of our competitors, including those using lower-cost offshore resources. If we are unable to do so successfully, our business could be harmed.

We are a leader in providing engineering services to smart device customers. Our market differentiation is created through several factors, including our experience with a variety of smart device platforms and applications. Our differentiation is contingent, in part, on our ability to attract and retain employees with this expertise, significantly all of whom are currently based in the United States. To the extent we are unable to retain critical engineering services talent and/or our competition is able to deliver the same services by using lower-cost offshore resources, our service revenue and operating results could be negatively impacted.

The success and profitability of our service engagements are contingent upon our ability to scope and bid engagements and deliver our services profitably. If we are unable to do so, our service revenue service gross profit margin and operating results could be negatively impacted.

Various factors may cause the total cost of service projects to exceed the original estimate provided to the customer or the contractual maximum in the case of fixed price contracts, including specification changes, customer deliverable delays, inadequate scoping and inefficient service delivery. If we are unable to adequately scope, bid and deliver on service engagements successfully, our service revenue, service gross profit and operating results could be negatively impacted. In addition, depending on the cause of an overrun for a given customer, we may also decide to provide pricing concessions to that customer which could negatively impact our service revenue, service gross profit and operating results.

We have entered into engineering service agreements in which we have agreed to perform our engineering service work at relatively low rates per hour in exchange for royalties, sometimes guaranteed, in the future. There is no guarantee that these arrangements will culminate as anticipated.

We have entered into service contracts that involve reducing up-front engineering service fees in return for a per-device royalty as our customers ship their devices, and we may enter into more such agreements in the future. Many of these contracts call for guaranteed royalty payments by our customers. Because we are delaying revenue past the point where our services are performed, there is a risk that our customers may cancel their device projects or that their devices may not be successful in the market. In addition, these customers may not pay us all royalties owed, which could negatively impact our revenue and operating results.

Cooperation and support from silicon vendors is critical for the success of our hardware reference designs. Such cooperation cannot be assured.

We have been developing hardware reference designs based on the Marvell PXA Xscale architecture and plan to develop reference designs based on other silicon architectures. It is important that the silicon on which we base our reference designs receive continued support in the marketplace by the silicon vendors. For example, during the development of our designs, Intel made a strategic decision to sell its PXA Xscale division to Marvell which negatively impacted the sale of our Xscale-based reference designs. There can be no assurance that Marvell will continue to pursue and support the markets that we have been targeting with our reference designs. Cooperation and support from silicon vendors is critical to the success of our reference designs, and should silicon vendors not support our efforts, our revenue and operating results could be negatively impacted.

The long sales cycle of our products and services makes our revenue susceptible to fluctuations.

Our sales cycle is typically three to nine months because the expense and complexity of the software and engineering service offerings we sell generally require a lengthy customer approval process and may be subject to a number of significant risks over which we have little or no control, including:

- Customers' budgetary constraints and internal acceptance review procedures;
- The timing of budget cycles; and
- The timing of customers' competitive evaluation processes.

In addition, to successfully sell software and engineering service offerings, we must frequently educate our potential customers about the full benefits of these software and services, which can require significant time. If our sales cycle further lengthens unexpectedly, it could adversely affect the timing of our revenue which could cause our quarterly results to fluctuate.

Erosion of the financial condition of our customers could adversely affect our business.

Our business could be adversely affected should the financial condition of our customers erode, given that such erosion could reduce demand from those customers for our software and engineering services, could cause them to terminate their relationships with us, and/or could increase the credit risk of those customers. If the global information technology market weakens, the likelihood of the erosion of the financial condition of our customers increases, which could adversely affect the demand for our software and services. Additionally, while we believe that our allowance for doubtful accounts is adequate, those allowances may not cover actual losses, which could adversely affect our business and operating results.

We may be subject to product liability claims that could result in significant costs.

Our license, warranty and service agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims. It is possible, however, that these provisions may be ineffective under the laws of certain jurisdictions. Although we have not experienced any product liability claims to date, the sale and support of our products and services may be subject to such claims in the future. In addition, to the extent we develop and sell increasingly comprehensive, customized turnkey solutions for our customers, we may be increasingly subject to risks of product liability claims. There is a risk that any such claims or liabilities may exceed, or fall outside, the scope of our insurance coverage, and we may be unable to retain adequate liability insurance in the future. A product liability claim brought against us, whether successful or not, could harm our business and operating results.

Past acquisitions have proven difficult to integrate, and future acquisitions, if any, could disrupt our business, dilute shareholder value and adversely affect our operating results.

We have acquired the technologies, assets and/or operations of other companies in the past and may acquire or make investments in companies, products, services and technologies in the future as part of our growth strategy. As an example, on June 30, 2005, we acquired certain assets of Vibren Technologies, Inc. for $500,000 in cash and the assumption of certain liabilities and obligations. If we fail to properly evaluate, integrate and execute on our acquisitions and investments, our business and prospects may be seriously harmed. In some cases, we have implemented reductions in workforce and office closures in connection with an acquisition, which has resulted in significant costs to us. To successfully complete an acquisition, we must properly evaluate the technology, accurately forecast the financial impact of the transaction, including accounting charges and transaction expenses, integrate and retain personnel, combine potentially different corporate cultures and effectively integrate products and research and development, sales, marketing and support operations. If we fail to do any of these, we may suffer losses and impair relationships with our employees, customers and strategic partners. Additionally, management may be distracted from day-to-day operations. We also may be unable to maintain uniform standards, controls, procedures and policies, which are especially critical in light of the Sarbanes-Oxley and other corporate governance requirements, and significant demands may be placed on our management and our operations, information services and financial, legal and marketing resources. Finally, acquired businesses sometimes result in unexpected liabilities and contingencies, which could be significant.

Intellectual Property-Related Risk Factors

Our software and service offerings could infringe the intellectual property rights of third parties, which could expose us to additional costs and litigation and could adversely affect our ability to sell our products and services or cause shipment delays or stoppages.

It is difficult to determine whether our products and engineering services infringe third-party intellectual property rights, particularly in a rapidly evolving technological environment in which technologies often overlap and where there may be numerous patent applications pending, many of which are confidential when filed. If we were to discover that one of our products or service offerings, or a product based on one of our reference designs, violated a third-party's proprietary rights, we may not be able to obtain a license on commercially reasonable terms, or at all, to continue offering that product or service. Similarly, third parties may claim that our current or future products and services infringe their proprietary rights, regardless of whether such claims have merit. Any such claims could increase our costs and negatively impact our business and operating results. In certain cases, we have been unable to obtain indemnification against claims that third-party technology incorporated into our products and services infringe the proprietary rights of others. However, any indemnification we do obtain may be limited in scope or amount. Even if we receive broad third-party indemnification, these entities may not have the financial capability to indemnify us in the event of infringement. In addition, in some circumstances we are required to indemnify our customers for claims made against them that are based on our products or services. There can be no assurance that infringement or invalidity claims related to the products and services we provide, or arising from the incorporation by us of third-party technology, and claims for indemnification from our customers resulting from such claims, will not be asserted or prosecuted against us. Some of our competitors have, or are affiliated, with companies with substantially greater resources than we have, and these competitors may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. In addition, we expect that software developers will be increasingly subject to infringement claims as the number of products and competitors in the software industry grows, and as the functionality of products in different industry segments increasingly overlap. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources in addition to potential product redevelopment costs and delays. Furthermore, if we were unsuccessful in resolving a patent or other intellectual property infringement action claim against us, we may be prohibited from developing or commercializing certain of our technologies and products, or delivering services based on the infringing technology, unless we obtain a license from the holder of the patent or other intellectual property rights. There can be no assurance that we would be able to obtain any such license on commercially favorable terms, or at all. If such license is not obtained, we would be required to cease these related business operations, which could have a material adverse effect on our business, revenue and operating results.

If we fail to adequately protect our intellectual property rights, competitors may be able to use our technology or trademarks, which could weaken our competitive position, reduce our revenue and increase our costs.

If we fail to adequately protect our intellectual property, our competitive position could be weakened and our revenue adversely affected. We rely primarily on a combination of patent, copyright, trade secret and trademark laws, as well as confidentiality procedures and contractual provisions, to protect our intellectual property. These laws and procedures provide only limited protection. We have applied for a number of patents relating to our engineering work although we do not rely on patents as our primary defensive measure in protecting our intellectual property. These patents, both issued and pending, may not provide sufficiently broad protection, or they may not prove to be enforceable, against alleged infringers. There can be no assurance that any of our pending patents will be granted. Even if granted, these patents may be circumvented or challenged and, if challenged, may be invalidated. Any patents obtained may provide limited or no competitive advantage to us. It is also possible that another party could obtain patents that block our use of some, or all, of our products and services. If that occurred, we would need to obtain a license from the patent holder or design around those patents. The patent holder may or may not choose to make a license available to us at all or on acceptable terms. Similarly, it may not be possible to design around a blocking patent. In general, there can be no assurance that our efforts to protect our intellectual property rights through patent, copyright, trade secret and trademark laws will be effective to prevent misappropriation of our technology, or to prevent the development and design by others of products or technologies similar to or competitive with those developed by us.

We frequently license the source code of our products and the source code results of our services to customers. There can be no assurance that customers with access to our source code will comply with the license terms or that we will discover any violations of the license terms or, in the event of discovery of violations, that we will be able to successfully enforce the license terms and/or recover the economic value lost from such violations. To license some of our software products, we rely in part on "shrinkwrap" and "clickwrap" licenses that are not signed by the end user and, therefore, may be unenforceable under the laws of certain jurisdictions. As with other software, our products are susceptible to unauthorized copying and uses that may go undetected, and policing such unauthorized use is difficult. A significant portion of our marks include the word "BSQUARE" or the preface "b." Other companies use forms of "BSQUARE" or the preface "b" in their marks alone, or in combination with other words, and we cannot prevent all such third-party uses. We license certain trademark rights to third parties. Such licensees may not abide by our compliance and quality control guidelines with respect to such trademark rights and may take actions that would harm our business.

The computer software market is characterized by frequent and substantial intellectual property litigation, which is often complex and expensive, and involves a significant diversion of resources and uncertainty of outcome. Litigation may be necessary in the future to enforce our intellectual property or to defend against a claim of infringement or invalidity. Litigation could result in substantial costs and the diversion of resources and could negatively impact our business and operating results.

Our software or hardware products or the third-party hardware or software integrated with our products may suffer from defects or errors that could impair our ability to sell our products and services.

Software and hardware components as complex as those needed for smart devices frequently contain errors or defects, especially when first introduced or when new versions are released. We have had to delay commercial release of certain versions of our products until problems were corrected and, in some cases, have provided product enhancements to correct errors in released products. Some of our contracts require us to repair or replace products that fail to work. To the extent that we repair or replace products our expenses may increase. In addition, it is possible that by the time defects are fixed, the market opportunity may decline which may result in lost revenue. Moreover, to the extent that we provide increasingly comprehensive products and services, particularly those focused on hardware, and rely on third-party manufacturers and suppliers to manufacture these products, we will be dependent on the ability of third-party manufacturers to correct, identify and prevent manufacturing errors. Errors that are discovered after commercial release could result in loss of revenue or delay in market acceptance, diversion of development resources, damage to our reputation and increased service and warranty costs, all of which could negatively affect our business and operating results.

If we are unable to license key software from third parties, our business could be harmed.

We sometimes integrate third-party software with our proprietary software and engineering service offerings or sell such third-party software offerings on a standalone basis (e.g. embedded operating systems under our ODA with Microsoft). If our relationships with these third-party software vendors were to deteriorate, or be eliminated in their entirety, we might be unable to obtain licenses on commercially reasonable terms, if at all. In the event that we are unable to obtain these third-party software offerings, we would be required to develop this technology internally, assuming it was economically or technically feasible, or seek similar software offerings from other third parties assuming there were competing offerings in the marketplace, which could delay or limit our ability to introduce enhancements or new products, or to continue to sell existing products and engineering services, thereby negatively impacting our revenue and operating results.

Governace and Contract-Related Risk Factors

It might be difficult for a third-party to acquire us even if doing so would be beneficial to our shareholders.

Certain provisions of our articles of incorporation, bylaws and Washington law may discourage, delay or prevent a change in the control of us or a change in our management, even if doing so would be beneficial to our shareholders. Our Board of Directors has the authority under our amended and restated articles of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily with terms calculated to delay or prevent a change in control of our company or make removal of our management more difficult. In addition, our Board of Directors is divided into three classes. The directors in each class serve for three-year terms, one class being elected each year by our shareholders. This system of electing and removing directors may discourage a third-party from making a tender offer or otherwise attempting to obtain control of our company because it generally makes it more difficult for shareholders to replace a majority of our directors. In addition, Chapter 19 of the Washington Business Corporation Act generally prohibits a "target corporation" from engaging in certain significant business transactions with a defined "acquiring person" for a period of five years after the acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation's Board of Directors prior to the time of acquisition. This provision may have the effect of delaying, deterring or preventing a change in control of our company. The existence of these anti-takeover provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

We will incur substantial costs to comply with the requirements of the Sarbanes-Oxley Act of 2002.

The Sarbanes-Oxley Act of 2002 (the Act) introduced new requirements regarding corporate governance and financial reporting. Among the many requirements is the requirement under Section 404 of the Act for management to annually assess and report on the effectiveness of our internal control over financial reporting and for our registered public accountant to attest to this report. The SEC has modified the effective date and adoption requirements of Section 404 implementation for non-accelerated filers, such as us, such that we are first required to issue our management report on internal control over financial reporting in our annual report on Form 10-K for the fiscal year ending December 31, 2007. We will be required to dedicate significant time and resources during fiscal 2007 to ensure compliance. The costs to comply with these requirements will likely be significant and adversely affect our operating results. In addition, there can be no assurance that we will be successful in our efforts to comply with Section 404. Failure to do so could result in penalties and additional expenditures to meet the requirements, which could affect the ability of our auditors to issue an unqualified report (currently required by December 31, 2008) which, in turn, may further adversely affect our business and operating results.

Non-compliance with our lease agreement could have a material adverse impact on our financial position.

If we default under our corporate headquarters lease, the landlord has the ability to demand cash payments forgiven in 2004 under the former headquarters lease. The amount of the forgiven payments for which the landlord has the ability to demand repayment, in the event of default, decreases on a straight-line basis over the length of our ten-year headquarters lease. The total amount of cash payments forgiven for which the landlord has the ability to demand repayment was $1.8 million at December 31, 2006. Any breach of or non-compliance with these lease agreements could have a material adverse impact on our business.

Decreased effectiveness of equity compensation could adversely affect our ability to attract and retain employees, and required changes in accounting for equity compensation could adversely affect earnings.

We have historically used stock options and other forms of equity-related compensation as key components of our overall employee compensation program in order to align employees' interests with the interests of our shareholders, encourage employee retention, and provide competitive compensation packages. Applicable stock exchange listing standards relating to obtaining shareholder approval of equity compensation plans could make it more difficult or expensive for us to grant options or new forms of equity instruments to employees in the future. As a result, we may incur increased compensation costs, change our equity compensation strategy or find it difficult to attract, retain and motivate employees, any of which could materially adversely affect our business.

International Operations-Related Risk Factors

Our international operations expose us to greater intellectual property, management, collections, regulatory and other risks.

Customers outside of North America generated approximately 5% of our total revenue for the year ended December 31, 2006. We currently have international operations in Taipei, Taiwan; Vancouver, British Columbia, Canada; and Tokyo, Japan. Our international activities and operations expose us to a number of risks, including the following:

- Greater difficulty in protecting intellectual property due to less stringent foreign intellectual property laws and enforcement policies;
- Longer collection cycles than we typically experience in the North America;
- Unfavorable changes in regulatory practices and tariffs;
- Complex and/or adverse tax laws and/or changes thereto. Additionally, we may be subject to income, withholding and other taxes for which we may realize no current benefit despite the existence of significant net operating losses and tax credits in the U.S.;
- Loss or reduction of withholding tax exemptions;
- The impact of fluctuating exchange rates between the U.S. dollar and foreign currencies; and
- General economic and political conditions in international markets which may differ from those in the U.S.

These risks could have a material adverse effect on the financial and managerial resources required to operate our foreign offices, as well as on our future international revenue, which could harm our business and operating results.

As we increase the amount of software development conducted in non-U.S. locations, potential delays and quality issues may impact our ability to timely deliver our software and services, potentially impacting our revenue and profitability.

We conduct development activities in non-U.S. locations, primarily India, through a partnership with a local company, and Taiwan, to take advantage of the high-quality, low-cost software development resources found in these countries. Additionally, we have plans to increase development activity in both our Taiwan operation and other non-U.S. locations as engineering demands necessitate the hiring of additional engineering personnel. To date, we have limited experience in managing large scale software development done in non-U.S. locations. Moving portions of our software development to these locations inherently increases the complexity of managing these programs and may result in delays in introducing new products to market, or delays in completing service projects for our customers, which in turn may adversely impact the revenue we recognize from related products and services and could also adversely impact the profitability of service engagements employing offshore resources.

As our customers seek more cost-effective locations to develop and manufacture their smart devices, particularly overseas locations, our ability to continue to sell these customers our products and services could be limited, which could negatively impact our revenue and operating results.

Due to competitive and other pressures, some of our customers have and others may seek to move the development and manufacturing of their smart devices to overseas locations which may limit our ability to sell these customers our products and services. As an example, under our OEM Distribution Agreement with Microsoft, we are only able to resell Microsoft Embedded operating systems largely in North America. If our customers, or potential customers, move their manufacturing overseas we may be restricted from reselling these customers Microsoft Embedded operating systems, or our other products and services, which could negatively impact our revenue and operating results.

Item 2. ***Properties.***

Our corporate headquarters are located in 43,400 square feet of leased space in a single location in Bellevue, Washington. The underlying lease expires in 2014.

In North America, we also lease office space in San Diego, California; Longmont, Colorado; Akron, Ohio; and Vancouver, British Columbia, Canada. We also lease office space internationally in Taipei, Taiwan. Our facilities have sufficient capacity to support our current operational needs as well as short-term growth plans.

Item 3. ***Legal Proceedings.***

IPO Litigation

In Summer and early Fall 2001, four purported shareholder class action lawsuits were filed in the United States District Court for the Southern District of New York against us, certain of our current and former officers and directors (the "Individual Defendants"), and the underwriters of our initial public offering (the "Underwriter Defendants"). The suits purport to be class actions filed on behalf of purchasers of our common stock during the period from October 19, 1999 to December 6, 2000. The complaints against us have been consolidated into a single action and a Consolidated Amended Complaint, which was filed on April 19, 2002 and is now the operative complaint.

The plaintiffs allege that the Underwriter Defendants agreed to allocate stock in our initial public offering to certain investors in exchange for excessive and undisclosed commissions and agreements by those investors to make additional purchases of stock in the aftermarket at pre-determined prices. The plaintiffs allege that the prospectus for our initial public offering was false and misleading in violation of the securities laws because it did not disclose these arrangements. The action seeks damages in an unspecified amount.

The action is being coordinated with approximately 300 other nearly identical actions filed against other companies. On July 15, 2002, we moved to dismiss all claims against us and the Individual Defendants. On October 9, 2002, the district court dismissed the Individual Defendants from the case without prejudice based upon stipulations of dismissal filed by the plaintiffs and the Individual Defendants. On February 19, 2003, the district court denied the motion to dismiss the complaint against us. On October 13, 2004, the district court certified a class in six of the approximately 300 other nearly identical actions (the "focus cases") and noted that the decision is intended to provide strong guidance to all parties regarding class certification in the remaining cases. The Underwriter Defendants appealed this decision and the Second Circuit vacated the district court's decision granting class certification in the six focus cases on December 5, 2006. The plaintiffs have not yet moved to certify a class in our case.

We have approved a settlement agreement and related agreements which set forth the terms of a settlement between us, the Individual Defendants, the plaintiff class and the vast majority of the other approximately 300 issuer defendants. It is unclear what impact the Second Circuit's decision vacating class certification in the focus cases will have on the settlement, which has not yet been finally approved by the district court. On December 14, 2006, Judge Scheindlin held a hearing. The plaintiffs informed the district court that they planned to file a petition for rehearing and rehearing *en banc*. The district court stayed all proceedings, including a decision on final approval of the settlement and any amendments of the complaints, pending the Second Circuit's decision on the plaintiffs' petition for rehearing. The plaintiffs filed the petition for rehearing and rehearing *en banc* on January 5, 2007.

Pursuant to the settlement and related agreements, if the settlement receives final approval by the district court, the settlement provides for a release of us and the Individual Defendants for the conduct alleged in the action to be wrongful. We would agree to undertake certain responsibilities, including agreeing to assign away, not assert, or release certain potential claims we may have against the Underwriter Defendants. The settlement agreement also provides a guaranteed recovery of $1 billion to plaintiffs for the cases relating to all of the approximately 300 issuers. To the extent that the Underwriter Defendants settle all of the cases for at least $1 billion, no payment will be required under the issuers' settlement agreement. To the extent that the Underwriter Defendants settle for less than $1 billion, the issuers are required to make up the difference. On April 20, 2006, JPMorgan Chase and the plaintiffs reached a preliminary agreement to settle for $425 million. The JPMorgan Chase preliminary agreement has not yet been approved by the district court. In an amendment to the issuers' settlement agreement, the issuers' insurers agreed that the JPMorgan Chase preliminary agreement, if approved, will only offset the insurers' obligation to cover the remainder of the plaintiffs' guaranteed $1 billion recovery by 50% of the value of the JPMorgan Chase settlement, or $212.5 million. Therefore, if the JPMorgan Chase preliminary agreement to settle is finalized and then approved by the district court, then the maximum amount that the issuers' insurers will be potentially liable for is $787.5 million. It is unclear what impact the Second Circuit's decision vacating class certification in the focus cases will have on the JPMorgan Chase preliminary agreement.

We anticipate that any potential financial obligation of us to plaintiffs pursuant to the terms of the issuers' settlement agreement and related agreements will be covered by existing insurance. We currently are not aware of any material limitations on the expected recovery of any potential financial obligation to plaintiffs from our insurance carriers. Our carriers are solvent, and we are not aware of any uncertainties as to the legal sufficiency of an insurance claim with respect to any recovery by plaintiffs. Therefore, we do not expect that the settlement will involve any payment by us. If material limitations on the expected recovery of any potential financial obligation to the plaintiffs from our insurance carriers should arise, our maximum financial obligation to plaintiffs pursuant to the settlement agreement would be less than $3.4 million. However, if the JPMorgan Chase preliminary agreement is preliminarily and then finally approved, our maximum financial obligation to the plaintiffs pursuant to the settlement agreement would be approximately $2.7 million.

There is no assurance that the district court will grant final approval to the issuers' settlement. If the settlement agreement is not approved and we are found liable, we are unable to estimate or predict the potential damages that might be awarded, whether such damages would be greater than our insurance coverage, and whether such damages would have a material impact on our results of operations or financial condition in any future period.

Customer Litigation

As previously reported, we had been in dispute with a former customer ("Former Customer") regarding payment of amounts due for a contract under which we provided professional engineering services. We had an account receivable outstanding with the Former Customer of $475,000 as of September 30, 2006 and increased the allowance for doubtful accounts by $475,000 in the fourth quarter of 2005 related to this account receivable. As a result of the dispute, we filed a Complaint for breach of contract and misappropriation of intellectual property against the Former Customer on December 22, 2005 in federal district court in the state of Delaware. On January 27, 2006, the Former Customer filed an Answer and Counterclaim against us, and we filed our Reply to the Former Customer's Answer and Counterclaim on February 16, 2006, denying all counterclaims against us.

On October 31, 2006, we and the Former Customer settled this dispute by entering into a settlement agreement (the "Settlement Agreement"). Under the Settlement Agreement, the Former Customer has agreed to pay a Settlement Amount of $200,000 to us on or before December 31, 2009 and also provide certain intellectual property to us, under a license agreement. The Former Customer made an initial payment of $10,000 upon execution of the Settlement Agreement. The remaining amount owed to us under the Settlement Agreement will be satisfied through the purchase of Microsoft embedded operating systems from us or through commissions and royalties earned by us related to the sale of the Former Customer's intellectual property. The Former Customer's parent company has placed its common stock in escrow to guarantee performance under the Settlement Agreement, including an agreement that the Settlement Amount is satisfied by December 31, 2009. Additionally, the Settlement Agreement provides that all claims between the parties are terminated. The settlement structure provides for the possibility of ongoing commission and royalty revenue to us after the satisfaction of the $200,000 settlement amount such that the total recovery may be greater than $200,000.

Item 4. *Submission of Matters to a Vote of Security Holders.*

No matters were submitted to a vote of shareholders during the fourth quarter ended December 31, 2006.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.*

Market Information

Our common stock is traded on the NASDAQ Global Market (formerly known as the NASDAQ National Market) under the symbol "BSQR." The following table sets forth the high and low sale prices for our common stock for the periods indicated, as reported by the NASDAQ Global Market. These prices reflect the 1-for-4 reverse stock split that occurred effective October 7, 2005. For 20 trading days subsequent to and including the effective date of the reverse split, our common stock traded under the symbol "BSQRD."

	High	Low
Year Ended December 31, 2006:		
First Quarter	$3.99	$2.77
Second Quarter	$3.04	$1.87
Third Quarter	$2.50	$1.93
Fourth Quarter	$3.00	$1.93
Year Ended December 31, 2005:		
First Quarter	$6.00	$1.84
Second Quarter	$2.32	$1.52
Third Quarter	$3.04	$1.84
Fourth Quarter	$4.06	$1.90

Holders

As of January 31, 2007 there were approximately 206 holders of record of our common stock. Because many shares of our common stock are held by brokers and other institutions on behalf of shareholders, we are unable to determine the total number of shareholders represented by these holders of record.

Dividends

We have never paid cash dividends on our common stock. We currently intend to retain any future earnings to fund future development and growth and, therefore, do not anticipate paying any cash dividends in the foreseeable future.

Item 6. *Selected Financial Data.*

The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and the notes thereto in Item 8 of Part II, "Financial Statements and Supplementary Data," and the information contained in Item 7 of Part II, "Management's Discussion and Analysis of Financial Condition and Results of Operations." Historical results are not necessarily indicative of future results.

	Year Ended December 31,				
	2006	2005	2004	2003	2002
	(In thousands, except per share data)				
Consolidated Statements of Operations Data:					
Revenue	$49,815	$42,923	$38,920	$ 37,542	$ 37,506
Cost of revenue(1)	37,828	33,039	29,870	31,141	30,795
Gross profit	11,987	9,884	9,050	6,401	6,711
Operating expenses:					
Selling, general and administrative(1)	10,046	9,504	9,176	12,609	19,230
Research and development(1)	2,820	1,950	855	1,768	10,747
Acquired in-process research and development	—	—	—	—	1,698
Amortization of intangible assets	—	—	—	50	847
Impairment of goodwill and other intangible assets	—	—	—	453	6,472
Restructuring and other related charges (credits)	—	—	40	(2,960)	16,249
Total operating expenses	12,866	11,454	10,071	11,920	55,243
Loss from operations	(879)	(1,570)	(1,021)	(5,519)	(48,532)
Interest and other income (expense)	442	287	237	1,059	(1,900)
Loss from continuing operations before income taxes	(437)	(1,283)	(784)	(4,460)	(50,432)
Income tax provision	(29)	(14)	(11)	(75)	(1,696)
Loss from continuing operations	(466)	(1,297)	(795)	(4,535)	(52,128)
Loss from discontinued operations	—	—	(6,256)	(9,449)	(6,478)
Loss before cumulative effect of change in accounting principle	(466)	(1,297)	(7,051)	(13,984)	(58,606)
Cumulative effect of change in accounting principle	—	—	—	—	(14,932)
Net loss	$ (466)	$(1,297)	$(7,051)	$(13,984)	$(73,538)
Basic and diluted net loss per share:					
Loss from continuing operations	$ (0.05)	$ (0.14)	$ (0.08)	$ (0.49)	$ (5.73)
Loss from discontinued operations	—	—	(0.66)	(1.01)	(0.71)
Cumulative effect of change in accounting principle	—	—	—	—	(1.64)
Basic and diluted net loss per share	$ (0.05)	$ (0.14)	$ (0.74)	$ (1.50)	$ (8.08)

(1) Stock-based compensation expense:

	2006	2005	2004	2003	2002
Cost of revenue — service	$190	$—	$—	$—	$—
Selling, general and administrative	445	17	—	—	—
Research and development	80	—	—	—	—
Total stock-based compensation expense	$715	$17	$—	$—	$—

	December 31,				
	2006	2005	2004	2003	2002
			(In thousands)		
Consolidated Balance Sheet Data:					
Cash, cash equivalents, short-term investments and restricted cash	$11,109	$10,694	$12,943	$17,745	$35,425
Working capital	$10,252	$ 9,502	$11,125	$16,490	$27,957
Total assets	$19,676	$19,570	$18,944	$30,113	$53,569
Long-term obligations, net of current portion	$ 355	$ 379	$ 375	$ —	$ 5,431
Shareholders' equity	$12,076	$11,463	$12,734	$19,338	$32,634

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations.***

The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our consolidated financial statements and related notes. Some statements and information contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations are not historical facts but are forward-looking statements. For a discussion of these forward-looking statements, and of important factors that could cause results to differ materially from the forward-looking statements contained in this report, see Item 1 of Part I, "Business — Forward-Looking Statements" and Item 1A of Part I, "Risk Factors."

Overview

We provide software and engineering services to the smart device marketplace. A smart device is a dedicated purpose computing device that typically has the ability to display information, runs an operating system (e.g., Microsoft® Windows® CE 6.0) and may be connected to a network via a wired or wireless connection. Examples of smart devices that we target include set-top boxes, home gateways, point-of-sale terminals, kiosks, voting machines, gaming platforms, PDAs, personal media players and smartphones. We primarily focus on smart devices that utilize embedded versions of the Microsoft Windows family of operating systems, specifically Windows CE, Windows XP Embedded and Windows Mobile™.

We have been providing software and engineering services to the smart device marketplace since our inception. Our customers include world class OEMs, ODMs, silicon vendors, peripheral vendors, and enterprises with customized device needs such as retailers and wireless operators that market and distribute connected smart devices. The software and engineering services we provide our customers are utilized and deployed throughout various phases of our customers' device life cycle, including design, development, customization, quality assurance and deployment.

Until 2004, we were also in the business of manufacturing and distributing our own proprietary hardware device, called the Power Handheld, which was sold to telecommunication carriers. During the second quarter of 2004, we decided to discontinue this hardware business and end the manufacturing of the device. The hardware business segment is reported as a discontinued operation in our financial results.

Critical Accounting Judgments

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. The SEC has defined a company's critical accounting policies as those that are most important to the portrayal of our financial condition and results of operations, and those that require us to make our most difficult and subjective judgments, often as a result of the need to make estimates related to matters that are inherently uncertain. Based on this definition, we have identified the critical accounting policies and judgments addressed below. We also have other key accounting policies, which involve the use of estimates, judgments and assumptions that are relevant to understanding our results. For additional information see Item 8 of Part II, "Financial Statements and Supplementary Data — Note 1 — Description of Business and Accounting Policies."

Although we believe that our estimates, assumptions and judgments are reasonable, they are necessarily based upon presently available information. Actual results may differ significantly from these estimates under different assumptions, judgments or conditions.

Revenue Recognition

We recognize revenue from software and engineering service sales when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the selling price is fixed or determinable; and collectibility is reasonably assured. Contracts and customer purchase orders are generally used to determine the existence of an arrangement. Shipping documents and customer acceptance, when applicable, are used to verify delivery. We assess whether the selling price is fixed or determinable based on the contract and payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess collectibility based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history.

We recognize revenue upon shipment provided that no significant obligations remain on our part and substantive acceptance conditions, if any, have been met. We also enter into arrangements in which a customer purchases a combination of software licenses, engineering services and post-contract customer support or maintenance (PCS). As a result, significant contract interpretation is sometimes required to determine the appropriate accounting, including how the price should be allocated among the deliverable elements if there are multiple elements, whether undelivered elements are essential to the functionality of delivered elements, and when to recognize revenue. PCS includes rights to upgrades, when and if available, telephone support, updates, and enhancements. When vendor specific objective evidence (VSOE) of fair value exists for all elements in a multiple element arrangement, revenue is allocated to each element based on the relative fair value of each of the elements. VSOE of fair value is established by the price charged when the same element is sold separately. Accordingly, the judgments involved in assessing VSOE have an impact on the recognition of revenue in each period. Changes in the allocation of the sales price between deliverables might impact the timing of revenue recognition but would not change the total revenue recognized on the contract.

When elements such as software and engineering services are contained in a single arrangement, or in related arrangements with the same customer, we allocate revenue to each element based on its relative fair value, provided that such element meets the criteria for treatment as a separate unit of accounting. In the absence of fair value for a delivered element, we allocate revenue first to the fair value of the undelivered elements and allocate the residual revenue to the delivered elements. In the absence of fair value for an undelivered element, the arrangement is accounted for as a single unit of accounting, resulting in a delay of revenue recognition for the delivered elements until the undelivered elements are fulfilled. As a result, contract interpretations and assessments of fair value are sometimes required to determine the appropriate accounting.

Service revenue from fixed-priced contracts is recognized using the percentage of completion method. Percentage of completion is measured based primarily on input measures such as hours incurred to date compared to total estimated hours to complete, with consideration given to output measures, such as contract milestones, when applicable. We rely on estimates of total expected hours as a measure of performance and cost in order to determine the amount of revenue to be recognized. Revisions to hour and cost estimates are recorded in the period the facts that give rise to the revision become known. Service revenue from time and materials contracts and training services is recognized as services are performed.

When elements such as engineering services and royalties are contained in a single arrangement, we recognize revenue from engineering services as earned in accordance with the four revenue recognition criteria stated above. We recognize royalty revenue when we receive the royalty report from the customer, which is usually thirty to forty-five days after month end.

Deferred revenue includes deposits received from customers for service contracts and unamortized service contract revenue, customer advances under OEM licensing agreements and maintenance revenue. In instances where final acceptance of the software or services is specified by the customer, revenue is deferred until all acceptance criteria have been met.

Allowance for Doubtful Accounts

Our accounts receivable balances are net of an estimated allowance for doubtful accounts. We perform ongoing credit evaluations of our customers' financial condition and generally do not require collateral. We estimate the collectability of our accounts receivable and record an allowance for doubtful accounts. We consider many factors when making this estimate, including analyzing accounts receivable and historical bad debts, customer concentrations, customer creditworthiness, current economic trends and changes in customer payment history, when evaluating the adequacy of the allowance for doubtful accounts. Because the allowance for doubtful accounts is an estimate, it may be necessary to adjust it if actual bad debt expense exceeds the estimated reserve.

Stock-Based Compensation

Effective January 1, 2006, we began recording compensation expense associated with stock options and other forms of equity compensation in accordance with Statement of Financial Accounting Standards No. 123R, *Share-Based Payment* ("SFAS 123R"), as interpreted by SEC Staff Accounting Bulletin No. 107. Prior to December 31, 2005, we accounted for stock options according to the provisions of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations, as permitted by SFAS 123, *Accounting for Stock-Based Compensation*, and, therefore, no related compensation expense was recorded for awards granted with no intrinsic value. We adopted the modified prospective transition method provided for under SFAS 123R and consequently have not retroactively adjusted results for prior periods. Under this transition method, compensation cost associated with stock options includes: 1) compensation cost related to the remaining unvested portion of all stock option awards granted prior to December 31, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123; and 2) compensation cost related to all stock option awards granted subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. We record expense over the vesting period using the straight-line method. Compensation expense for awards under SFAS 123R includes an estimate for forfeitures.

At December 31, 2006, total compensation cost related to stock options granted to employees under the Company's stock option plans but not yet recognized was $470,000, net of estimated forfeitures. This cost will be amortized on the straight-line method over a weighted-average period of approximately 1.4 years and will be adjusted for subsequent changes in estimated forfeitures.

Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate income taxes in each of the countries in which we operate. This process involves estimating our current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance, or increase this allowance in a period, it may result in an expense within the tax provision in the statements of operations. Significant management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have provided a full valuation allowance on deferred tax assets because of our uncertainty regarding their realizability based on our valuation estimates. If we determine that it is more likely than not that the deferred tax assets would be realized, the valuation allowance would be reversed. In order to realize our deferred tax assets, we must be able to generate sufficient taxable income. Additionally, because we do business in foreign tax jurisdictions, our sales may be subject to other taxes, particularly withholding taxes. The tax regulations governing withholding taxes are complex, causing us to have to make assumptions about the appropriate tax treatment and estimates of resulting withholding taxes.

In the second quarter of 2005, we became aware that certain amounts remitted, or that were planned to be remitted, from our Taiwan subsidiary or Taiwanese customers might be subject to withholding tax at 20% of the amount remitted. In the fourth quarter of 2005, we began applying for withholding tax exemptions from the Taiwan government on all significant contracts on which withholding tax might be owed. When granted, these exemptions eliminate any withholding tax and Taiwan-based income tax, as applicable, for the contract to which the exemption relates. To date, we have received approval for all withholding exemption applications that we have filed for which significant withholding tax might be owed. However, there is no assurance that future exemptions will be granted, and if we do not receive all, or some, of the exemptions for which we apply, we could be obligated to pay withholding tax in the future. We are continuing to evaluate alternative business and tax planning strategies to minimize corporate income and withholding tax obligations in connection with our Taiwan subsidiary.

Results of Operations

The following table presents certain financial data as a percentage of total revenue for the periods indicated. Our historical operating results are not necessarily indicative of the results for any future period.

	As a Percentage of Total Revenue Year Ended December 31,		
	2006	2005	2004
Consolidated Statements of Operations Data:			
Revenue:			
Software	66%	73%	73%
Service	34	27	27
Total revenue	100	100	100
Cost of revenue:			
Software	52	58	56
Service	24	19	21
Total cost of revenue	76	77	77
Gross profit	24	23	23
Operating expenses:			
Selling, general and administrative	20	22	24
Research and development	6	5	2
Total operating expenses	26	27	26
Loss from operations	(2)%	(4)%	(3)%

Comparison of the Years Ended December 31, 2006, 2005 and 2004

Revenue

Total revenue consists of sales of software and engineering services to smart device makers. Software revenue consists of sales of third-party software and sales of our own proprietary software products which include royalties from our software products, software development kits and smart device reference designs as well as royalties from our software products. Engineering service revenue is derived from hardware and software development, maintenance and support contracts, fees for customer training, and rebillable expenses.

Total revenue was $49.8 million in 2006 and $42.9 million in 2005, representing an increase of $6.9 million or 16%. This increase was due to higher sales of software and engineering services discussed further below.

Total revenue was $42.9 million in 2005 and $38.9 million in 2004, representing an increase of $4 million or 10%. This increase was due to higher sales of software and professional engineering services discussed further below. A significant portion of our total revenue in 2004 was attributable to Cardinal Healthcare Systems (Cardinal), which accounted for 19% of our total revenue. In 2005, Cardinal represented $831,000, or 2%, of total revenue. In the second quarter of 2005, Cardinal began purchasing from a competitor and discontinued purchasing from us.

Revenue from customers located outside of North America includes revenue attributable to our foreign operations, as well as software and services delivered to foreign customers from our operations located in North America. We currently have international operations in Taipei, Taiwan; Vancouver, British Columbia, Canada; and Tokyo, Japan. In the fourth quarter of 2003, we closed our Japan operations, but re-established a direct sales presence in Tokyo, Japan, in the fourth quarter of 2005. Revenue from customers located outside of North America was $2.7 million in 2006 and $2.3 million in 2005, representing an increase of $.4 million or 17%. This increase was primarily due to increased service revenue at our Taiwan subsidiary. Billable hours in Taiwan for 2006 increased 144% from 2005 offset by a 56% decline in our realized rate per hour in Taiwan attributable to some service contracts on which we have agreed to perform services at relatively low rates in exchange for per device royalties, some of which are guaranteed. Revenue from customers located outside of the United States was $3.8 million in 2005 and $4.8 million in 2004, representing a decrease of $1.0 million or 20%. This decrease was primarily due to a continued decrease in engineering projects in Asia.

Software revenue

Software revenue for 2006, 2005 and 2004 is presented below (dollars in thousands):

	Year Ended December 31,		
	2006	2005	2004
Software revenue:			
Third-party software	$30,317	$28,561	$25,663
BSQUARE proprietary software	2,617	2,649	2,701
Total software revenue	$32,934	$31,210	$28,364
Software revenue as a percentage of total revenue	66%	73%	73%
Third-party software revenue as a percentage of total software revenue	92%	92%	90%

The vast majority of our third-party software revenue is comprised of the resale of Microsoft Embedded operating systems. The majority of our proprietary software revenue is attributable to sales of our SDIO Now! software product.

Software revenue was $32.9 million in 2006 and $31.2 million in 2005, representing an increase of $1.7 million or 6%. This increase was primarily due to higher third-party software revenue of $1.8 million, partially offset by a decrease of $32,000 in proprietary software revenue. The increase in third-party software sales was primarily attributable to an increase in sales to new accounts obtained through a customer referral arrangement entered into in the fourth quarter of 2005. We expect third-party software sales in 2007 to increase approximately 5-10% from 2006 based on current industry projections, a new customer referral arrangement entered into in the fourth quarter of 2006 and growth in the market for Microsoft embedded server products which we resell.

Software revenue was $31.2 million in 2005 and $28.4 million in 2004, representing an increase of $2.8 million or 10%. Excluding sales to Cardinal of $831,000 in 2005 and $7.4 million in 2004, software sales to customers other than Cardinal increased $9.4 million or 45% from 2004. This increase was due to third-party software sales growth within our top-10 accounts, increases in new account revenue, higher per account revenue for non-top-10 accounts and an increase in customer referral revenue beginning in the fourth quarter of 2005. Effective October 1, 2005, we entered into a relationship with a third party and obtained its customer list. Under this relationship, we paid a referral fee on the gross margin generated from these customers through September 30, 2006.

Proprietary software revenue was $2.6 million in 2006 and 2005 and $2.7 million in 2004. Revenue was flat due to decreased sales of our SDIO Now! product, offset by higher sales of our reference design products including Schema BSP and our IDP Development kits. Sales of our SDIO Now! software product fell primarily due to competing technology being introduced from Microsoft. Sales of our reference design products increased due to the acquisition of certain of these products from Vibren Technologies, Inc. in June 2005 coupled with the launch of our IDP 270 development platform. Proprietary software revenue in 2006 included $169,000 of royalty revenue from several Asia Pacific service contracts, which contain minimum guaranteed royalties. We expect proprietary software revenue to increase approximately 50-85% in 2007 as compared to 2006 based on renewed strength of SDIO Now! product sales, increased reference design and related product sales due primarily to the introduction of our new IDP 320 development platform and royalty revenue stemming from the Asia Pacific contracts referenced previously assuming these customers fulfill their contractual obligations.

Service revenue

Service revenue for 2006, 2005 and 2004 is presented below (dollars in thousands):

	Year Ended December 31,		
	2006	2005	2004
Total service revenue	$16,881	$11,713	$10,556
Service revenue as a percentage of total revenue	34%	27%	27%

Service revenue was $16.9 million in 2006 and $11.7 million in 2005, representing an increase of $5.2 million or 44%. This increase was due to higher activity levels driven by overall market strength, sales improvements and improved personnel utilization. Billable hours increased 58%, while the realized rate per hour decreased 11%. Billable hour growth occurred both in North America and our Taiwan subsidiary. The decrease in our realized rate per hour was driven by our Taiwan subsidiary, where we are engaged in several contracts pursuant to which we have provided or are providing services at relatively low rates in exchange for royalty payments in the future, some of which are guaranteed. Royalties on such contracts are not recognized until reported by the customer.

Service revenue was $11.7 million in 2005 and $10.6 million in 2004, representing an increase of $1.1 million or 11%. This increase was due to higher activity levels driven by overall market strength, sales improvements and improved personnel utilization. The realized rate per hour in 2005 was up 14% from 2004, while billable hours remained relatively flat.

Gross profit

Cost of revenue related to software revenue consists primarily of license fees and royalties for third-party software and the costs of product media, product duplication and manuals. Amortization of intangible assets, acquired from Vibren in June 2005, is included in cost of software revenue and was $190,000 in 2006, $95,000 in 2005 and zero in 2004. Cost of revenue related to service revenue consists primarily of salaries and benefits for our engineers, contractor costs, plus related facilities and depreciation costs. Gross profit on the sales of third-party software products were also positively affected by rebates we received from Microsoft which we earn through the achievement of previously defined objectives. Rebates comprised $599,000 of our gross profit in 2006, $632,000 in 2005 and $360,000 in 2004.

The following table outlines software, services and total gross profit (dollars in thousands):

	Year Ended December 31,		
	2006	2005	2004
Software gross profit	$ 6,817	$6,531	$6,471
As a percentage of software revenue	21%	21%	23%
Service gross profit	$ 5,170	$3,353	$2,579
As a percentage of service revenue	31%	29%	24%
Total gross profit	$11,987	$9,884	$9,050
As a percentage of total revenue	24%	23%	23%

Software gross profit

Software gross profit as a percentage of software revenue was 21% in 2006 and 21% in 2005. Higher margins on third-party software sales were offset by lower margins on proprietary product sales primarily due to intangible asset amortization affecting proprietary software cost-of-sales for a full year in 2006 compared to half a year in 2005. Third-party software revenue typically generates a much lower profit margin than our proprietary software;

our proprietary software revenue has typically generated 90% and greater gross margins. The third-party software gross profit percentage was 14.9% in 2006, 14.0% in 2005 and 14.7% in 2004.

Software gross profit as a percentage of software revenue was 21% in 2005 and 23% in 2004. The decrease in software gross profit percentage was primarily due to the increase in lower margin third-party software revenue as a percentage of total software revenue.

We expect third-party software sales to continue to be a significant percentage of our software revenue, and, therefore, our software gross margin is likely to remain relatively low in the foreseeable future. We expect our third-party software gross profit margin to decline to approximately 13% in 2007, based on increased competitive pressures and lower projected rebates. We expect our proprietary software gross margin, historically very high, to improve in 2007 based on higher revenue levels and the discontinuance in the third quarter of 2007 of the Vibren intangible asset amortization discussed previously.

Service gross profit

Service gross profit was 31% in 2006, 29% in 2005 and 24% in 2004. The overall improvements in gross profit were attributable to increased service revenue, improved resource utilization, improved pricing and contract management, partially offset by a decrease in realized rate per hour for reasons discussed previously. Until the end of the second quarter of 2005, we generally employed more service engineering personnel than near-term service engineering demands dictated such that as revenue levels increased in 2004 and the first half of 2005, the service gross profit margin increased accordingly. In addition, our facilities and depreciation costs, a portion of which is included in service cost of revenue, are relatively fixed such that as service revenue levels increased in 2005 and 2006, service gross profit margin improved due to fixed costs being spread over a larger revenue base. Facilities and related allocations represented approximately 7% of total service cost of revenue in 2006 and 10% in 2005 and 2004.

Operating expenses

Selling, general and administrative

Selling, general and administrative expenses consist primarily of salaries and benefits for our sales, marketing and administrative personnel and related facilities and depreciation costs as well as professional services (e.g., legal and audit).

Selling, general and administrative expenses were $10.0 million in 2006 and $9.5 million in 2005, representing an increase of $500,000 or 5%. Selling, general and administrative expenses represented 20% of our total revenue in 2006 and 22% in 2005. Total selling, general and administrative expenses increased due to stock-based compensation expense of $445,000 recognized during 2006, higher facilities and related costs, higher personnel costs and higher sales commissions and bonuses, partially offset by lower bad debt expense, lower professional fees and lower marketing costs.

Selling, general and administrative expenses were $9.5 million in 2005 and $9.2 million in 2004, representing an increase of $328,000 or 4%. Selling, general and administrative expenses represented 22% of our total revenue in 2005 and 24% in 2004. Total selling, general and administrative expenses increased due to bad debt expense of $399,000 related to a customer contract dispute, higher facilities and related costs, higher personnel costs and higher recruiting costs to support increased hiring, partially offset by lower marketing costs, lower commissions and the audit settlement costs of $310,000 recognized in 2004 related to our OEM Distribution Agreement with Microsoft.

Research and development

Research and development expenses consist primarily of salaries and benefits for software development and quality assurance personnel, and related facilities and depreciation costs. Research and development expenses in all periods exclude expenses related to the hardware business unit, which are included in discontinued operations.

Research and development expenses were $2.8 million in 2006 and $2.0 million in 2005, representing an increase of $800,000 or 40%. Research and development expenses represented 6% of our total revenue in 2006 and 5% in 2005. During 2006, we increased our level of research and development in conjunction with the SDIO Now! version releases mentioned previously as well as the initiation and continuation of our reference design development efforts. The increase was specifically attributable to increased payroll and related expenses resulting from headcount growth as well as increased allocated expenses where service engineering personnel were contributing to the product development effort. We are continuing to execute and evolve our product strategy and expect to continue to invest in new product development initiatives during 2007.

Research and development expenses were $2.0 million in 2005 and $855,000 in 2004, representing an increase of $1.1 million or 128%. Research and development expenses represented 5% of our total revenue in 2005 and 2% in 2004. During 2005, we increased our level of research and development significantly in conjunction with the SDIO Now! version releases mentioned previously as well as the initiation of our PMP and other reference design development efforts. The increase was specifically attributable to increased payroll and related expenses resulting from headcount growth as well as increased allocated expenses where service engineering personnel were contributing to the product development effort.

Interest and other

Interest and other income consists of interest earnings on our cash, cash equivalents and short-term investments, as well as adjustments made to the carrying value of cost-based investments. Interest and other income was $442,000 in 2006 and $287,000 in 2005, representing an increase of $155,000, or 54%, with the increase attributable to higher balances in short-term investments and higher prevailing interest rates in 2006 as compared to 2005. Interest and other income was $287,000 in 2005 and $237,000 in 2004, representing an increase of $50,000, or 21%, with the increase attributable to generally higher prevailing interest rates in 2005 as compared to 2004.

Taxes

Federal, state and foreign income taxes resulted in a tax provision of $29,000 in 2006, $14,000 in 2005 and $11,000 in 2004, yielding an effective rate of (6.7%) in 2006, (1.1%) in 2005 and (0.2%) in 2004. The tax provision in all three years related to our Taiwan subsidiary.

We provided full valuation allowances on deferred tax assets during 2006, 2005 and 2004 because of uncertainty regarding their realizability. The increase in the valuation allowance on our deferred tax assets was $887,000 in 2006, $360,000 in 2005 and $3.2 million in 2004. At December 31, 2006 we had approximately $70.4 million of net operating loss carryforwards and $2.0 million of tax credit carryforwards, which begin to expire in 2021. In addition, we have $8.2 million of capital loss carryforwards, which expire in 2008. Utilization of these net operating losses and tax credits may be subject to an annual limitation due to provisions of the Internal Revenue Code of 1986, as amended. Events which cause limitations in the amount of net operating losses and tax credits that we may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50% as defined, over a three-year period.

In the second quarter of 2005, we became aware that certain amounts remitted, or that were planned to be remitted, from our Taiwan subsidiary or Taiwanese customers might be subject to withholding tax at 20% of the amount remitted. In the fourth quarter of 2005, we began applying for withholding tax exemptions from the Taiwan government on all significant contracts on which withholding tax might be owed. When granted, we expect these exemptions would eliminate any withholding tax and Taiwan-based income tax, as applicable, for the contract to which the exemption relates. To date, we have received approval for all withholding exemption applications that we have filed for which significant withholding tax might be owed. However, there is no assurance that future exemptions will be granted and if we do not receive all, or some, of the exemptions for which we apply, we could be obligated to pay withholding tax in the future. We are continuing to evaluate alternative business and tax planning strategies to minimize corporate income and withholding tax obligations in connection with our Taiwan subsidiary.

Loss from discontinued operations

During the second quarter of 2004, we decided to discontinue our hardware business and, consequently, the results of those operations have been accounted for and presented as a discontinued operation. A reconciliation of the loss from discontinued operations for 2004 is presented below (in thousands):

	Year Ended December 31,		
	2006	2005	2004
Hardware revenue	$—	$—	$ 890
Cost of hardware revenue	—	—	3,138
Gross profit (loss)	—	—	(2,248)
Operating expenses	—	—	2,272
Amortization of intangible assets	—	—	267
Restructuring and related charges	—	—	312
Impairment of assets	—	—	1,157
Loss from discontinued operation	$—	$—	$(6,256)

Included in cost of hardware revenue in 2004 is a $1.6 million net charge related to the impairment of inventory. Included in operating expenses of the discontinued operations are $74,000 related to corporate allocations.

Restructuring and related charges included in loss from discontinued operations include the following (in thousands):

	Year Ended December 31,		
	2006	2005	2004
Employee separation	$—	$—	$ 194
Impairment of assets	—	—	1,157
Other charges	—	—	118
Total restructuring and impairment charges	$—	$—	$1,469

During the first quarter of 2004, we eliminated ten positions in the hardware business unit, representing 7% of our then remaining workforce. We incurred severance of $79,000 and $10,000 of related charges.

As a result of our decision to discontinue our hardware business, we recorded a $1.5 million charge in the second quarter of 2004, of which $608,000 related to the impairment of tooling, $585,000 related to the impairment of software licenses used in the device, $120,000 related to severance for eight employees terminated, representing 7% of our then remaining workforce, and $162,000 related to other charges.

Liquidity and Capital Resources

As of December 31, 2006, we had $11.1 million of cash, cash equivalents, short-term investments and restricted cash compared to $10.7 million at December 31, 2005. Specifically, we had $9.9 million of unrestricted cash, cash equivalents, and short-term investments and $1.2 million of restricted cash at December 31, 2006. Our restricted cash balance relates to the securitization of a letter of credit for our current corporate headquarters lease obligation, the majority of which will continue to secure that obligation through its expiration in 2014. During 2006, net cash provided by operating activities was $413,000. This cash provided was primarily attributable to a $129,000 decrease in accounts receivable driven by improved cash collections, offset by our net loss of $466,000 excluding the effect of non-cash expenses totaling $1.2 million. Our working capital at December 31, 2006 was $10.3 million compared to $9.5 million at December 31, 2005.

During 2005, net cash used in operating activities was $1.6 million, primarily attributable to our net loss of $1.3 million.

During 2004, net cash used in operating activities was $1.9 million, primarily attributable to our net loss of $7.1 million. The use of cash attributable to our net loss was largely offset by a $3.1 million non-cash impairment charge related to the discontinuance of our hardware business unit and a $2.7 million decrease in restricted cash related to planned reductions in letters of credit supporting our former corporate headquarters facility lease.

Investing activities used cash of $5.8 million in 2006 and provided cash of $4.3 million in 2005 and $648,000 in 2004. Investing activities in 2006 included $5.4 million used to purchase short-term investments and $357,000 used for capital equipment purchases. Investing activities in 2005 included $5.0 million provided by the maturity of short-term investments, offset by $500,000 of net cash used in the acquisition of certain assets of Vibren Technologies in the second quarter of 2005 and $226,000 used for capital equipment purchases. Investing activities in 2004 included $1.3 million provided by the maturity of short-term investments and $776,000 used for capital expenditures primarily related to the purchase of furniture, equipment and leasehold improvements for our new corporate headquarters in the second and third quarters of 2004.

Financing activities provided cash of $121,000 in 2006, $26,000 in 2005 and $461,000 in 2004 as a result of employees' exercise of stock options.

Tabular Disclosure of Contractual Obligations

We have significant lease commitments, which expire through 2014. We have operating lease commitments for office space in Bellevue, Washington; San Diego, California; Longmont, Colorado; Vancouver, British Columbia, Canada; and Taipei, Taiwan. The following are our contractual commitments associated with these lease and other obligations (in thousands):

	Payments Due through Year Ended December 31:						
Contractual Obligations	**2007**	**2008**	**2009**	**2010**	**2011**	**Thereafter**	**Total**
Long-term debt obligations	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Equipment financing obligations	—	—	—	—	—	—	—
Operating lease obligations	1,024	952	853	926	975	2,889	7,619
Purchase obligations	—	—	—	—	—	—	—
Other long-term obligations	—	—	—	—	—	—	—
Total	$1,024	$952	$853	$926	$975	$2,889	$7,619

In addition to these lease obligations, we have the following future or potential cash commitment:

- In February 2004, we signed an amendment to the lease for our former corporate headquarters and simultaneously entered into a ten-year lease for a new corporate headquarters, also located in Bellevue, Washington. The amendment of the former headquarters lease, which was scheduled to terminate on December 31, 2004, provided that no cash lease payments were to be made for the remainder of that lease term. Similarly, the new corporate headquarters lease also provided that no cash lease payments were to be made during 2004. However, if we default under our new corporate headquarters lease, the landlord has the ability to demand payment for cash payments forgiven in 2004 under the former headquarters lease. The amount of the forgiven payments for which the landlord can demand repayment was $1.8 million at December 31, 2006. The amount of the forgiven payments for which the landlord has the ability to demand repayment decreases on the straight-line basis over the length of our new ten-year headquarters lease.

We believe that our existing cash, cash equivalents and short-term investments will be sufficient to meet our needs for working capital and capital expenditures for at least the next 12 months.

Related Party Transactions

Pursuant to a consulting agreement between us and Mr. Donald Bibeault, the Chairman of our Board of Directors, Mr. Bibeault provided us with onsite consulting services from July 2003, when he was appointed to our Board of Directors, to September 2006. We incurred expenses of $72,000 in 2006, $113,000 in 2005 and $158,000 in 2004 under this consulting agreement. On June 29, 2006, we and Mr. Bibeault agreed to terminate this consulting agreement, effective September 30, 2006. Mr. Bibeault continues to serve as the Chairman of our Board of Directors.

Impact of New Accounting Pronouncements

Effective January 1, 2006, we began recording compensation expense associated with stock options and other forms of equity compensation in accordance with Statement of Financial Accounting Standards No. 123R, *Share-Based Payment*, ("SFAS 123R") as interpreted by SEC Staff Accounting Bulletin No. 107. The following table presents stock-based compensation expense (in thousands):

	Year Ended December 31,		
	2006	2005	2004
Cost of revenue — service	$190	$—	$—
Selling, general and administrative	445	17	—
Research and development	80	—	—
Total stock-based compensation expense	$715	$17	$—

SFAS No. 154, "Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. Previously, most changes in accounting principle were recognized by including the cumulative effect of changing to the new accounting principle in net income of the period of the change. SFAS 154 carries forward the guidance in APB Opinion 20 "Accounting Changes," requiring justification of a change in accounting principle on the basis of preferability. SFAS 154 also carries forward without change the guidance contained in APB Opinion 20, for reporting the correction of an error in previously issued financial statements and for a change in an accounting estimate. The adoption of SFAS 154 on January 1, 2006 did not impact our financial position or results of operations.

SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140." SFAS 155 amends SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS 155 (i) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, (ii) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, (iii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, (iv) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and (v) amends SFAS 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for us on January 1, 2007 and is not expected to have a material impact our financial position or results of operations.

SFAS No. 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for us on January 1, 2008 and is not expected to have a material impact on our financial position or results of operations.

Financial Accounting Standards Board Staff Positions and Interpretations

FASB Staff Position (FSP) No. 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." FSP 115-1 provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment's cost and its fair value. FSP 115-1 nullifies certain provisions of Emerging Issues Task Force (EITF) Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," while retaining the disclosure requirements of EITF 03-1 which were adopted in 2003. The adoption of FSP 115-1 on January 1, 2006 did not impact our financial position or results of operations.

FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109." Interpretation 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. Interpretation 48 also provides guidance on the accounting for and disclosure of unrecognized tax benefits, interest and penalties. Interpretation 48 is effective for us on January 1, 2007 and is not expected to have a material impact on our financial position or results of operations.

SEC Staff Accounting Bulletins

Staff Accounting Bulletin (SAB) No. 108, "Considering the Effects of a Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements." SAB 108 addresses how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements. The effects of prior year uncorrected errors include the potential accumulation of improper amounts that may result in a material misstatement on the balance sheet or the reversal of prior period errors in the current period that result in a material misstatement of the current period income statement amounts. Adjustments to current or prior period financial statements would be required in the event that after application of various approaches for assessing materiality of a misstatement in current period financial statements and consideration of all relevant quantitative and qualitative factors, a misstatement is determined to be material. SAB 108 is applicable to all financial statements issued by us after November 15, 2006.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk.*

Interest Rate Risk. We primarily hold non-derivative financial instruments in our short-term investment portfolio. Our cash equivalents consist of high-quality securities, as specified in our investment policy guidelines. The policy limits the amount of credit exposure to any one issue to a maximum of 15% and any one issuer to a maximum of 10% of the total portfolio, with the exception of treasury securities, commercial paper and money market funds, which are exempt from size limitation. The policy limits all short-term investments to mature in two years or less, with the average maturity being one year or less. These securities are subject to interest rate risk and will decrease in value if interest rates increase.

The following table presents the amounts of our short-term investments that are subject to market risk by range of expected maturity and weighted average interest rates as of December 31, 2006 and 2005. This table does not include cash equivalents or money market funds, as those funds are not subject to market risk.

	Maturing in			
	Three Months or Less	Three Months to One Year	Total	Fair Value
		(Dollars in thousands)		
As of December 31, 2006				
Included in short-term investments	$7,200	$226	$7,426	$7,426
Weighted average interest rate	5.34%	—	—	—
As of December 31, 2005				
Included in short-term investments	$1,800	$ —	$1,800	$1,800
Weighted average interest rate	4.39%	—	—	—

Foreign Currency Exchange Rate Risk. Currently, the majority of our revenue and expenses is denominated in U.S. dollars, and, as a result, we have not experienced significant foreign exchange gains or losses to date. While we have conducted some transactions in foreign currencies and expect to continue to do so, we do not anticipate that foreign exchange gains or losses will be significant. We have not engaged in foreign currency hedging to date, although we may do so in the future.

Our international business is subject to risks typical of international activity, including, but not limited to, differing economic conditions, changes in political climate, differing tax structures and regulations and other regulations and restrictions. Accordingly, our future results could be impacted by changes in these or other factors.

Our exposure to foreign exchange rate fluctuations can vary as the financial results of our foreign subsidiary are translated into U.S. dollars in consolidation. The effect of foreign exchange rate fluctuations for the year ended December 31, 2006 was not material.

Item 8. ***Financial Statements and Supplementary Data.***

BSQUARE CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of BSQUARE Corporation

We have audited the accompanying consolidated balance sheet of BSQUARE Corporation and subsidiaries as of December 31, 2005, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2005. Our audits also included the financial statement schedule listed at Item 15(a)(2) for the years ended December 31, 2005 and 2004. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BSQUARE Corporation and subsidiaries at December 31, 2005, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule for the years ended December 31, 2005 and 2004, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Seattle, Washington
February 24, 2006

BSQUARE CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31, 2006	December 31, 2005
	(In thousands, except share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,483	$ 7,694
Short-term investments	7,426	1,800
Accounts receivable, net of allowance for doubtful accounts of $198 at December 31, 2006 and $687 at December 31, 2005	7,167	7,296
Prepaid expenses and other current assets	421	440
Total current assets	17,497	17,230
Equipment, furniture and leasehold improvements, net	821	792
Intangible assets, net	101	304
Restricted cash	1,200	1,200
Other non-current assets	57	44
Total assets	$ 19,676	$ 19,570
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 2,634	$ 2,662
Other accrued expenses	2,877	3,298
Accrued compensation	1,046	964
Accrued legal fees	534	534
Deferred revenue	154	270
Total current liabilities	7,245	7,728
Deferred rent	355	379
Commitments and contingencies (Note 7)		
Shareholders' equity:		
Preferred stock, no par value: 10,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, no par value: 37,500,000 shares authorized; 9,617,755 shares issued and outstanding at December 31, 2006 and 9,553,566 shares issued and outstanding at December 31, 2005	119,229	118,393
Accumulated other comprehensive loss	(180)	(423)
Accumulated deficit	(106,973)	(106,507)
Total shareholders' equity	12,076	11,463
Total liabilities and shareholders' equity	$ 19,676	$ 19,570

See notes to Consolidated Financial Statements.

BSQUARE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2006	2005	2004
	(In thousands, except per share amounts)		
Revenue:			
Software	$32,934	$31,210	$28,364
Service	16,881	11,713	10,556
Total revenue	49,815	42,923	38,920
Cost of revenue:			
Software	26,117	24,679	21,893
Service(1)	11,711	8,360	7,977
Total cost of revenue	37,828	33,039	29,870
Gross profit	11,987	9,884	9,050
Operating expenses:			
Selling, general and administrative(1)	10,046	9,504	9,176
Research and development(1)	2,820	1,950	855
Restructuring and other related charges	—	—	40
Total operating expenses	12,866	11,454	10,071
Loss from operations	(879)	(1,570)	(1,021)
Interest and other income	442	287	237
Loss from continuing operations before income taxes	(437)	(1,283)	(784)
Income tax provision	(29)	(14)	(11)
Loss from continuing operations	(466)	(1,297)	(795)
Loss from discontinued operations	—	—	(6,256)
Net loss	$ (466)	$(1,297)	$(7,051)
Basic and diluted loss per share:			
Loss from continuing operations	$ (0.05)	$ (0.14)	$ (0.08)
Loss from discontinued operations	(0.00)	(0.00)	(0.66)
Basic and diluted loss per share	$ (0.05)	$ (0.14)	$ (0.74)
Shares used in calculation of basic and diluted loss per share	9,586	9,541	9,464

(1) Includes the following amounts related to stock-based compensation expense:

Cost of revenue — service	$190	$—	$—
Selling, general and administrative	445	17	—
Research and development	80	—	—
Total stock-based compensation expense	$715	$17	$—

See notes to Consolidated Financial Statements.

BSQUARE CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Preferred Stock		Common Stock		Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount	Shares	Amount			
			(In thousands, except share amounts)				
Balance, January 1, 2004	—	—	9,375,493	$117,889	$(392)	$ (98,159)	$19,338
Net loss	—	—	—	—	—	(7,051)	(7,051)
Foreign currency translation adjustment	—	—	—	—	(14)	—	(14)
Comprehensive loss							(7,065)
Exercise of stock options	—	—	157,589	461	—	—	461
Balance, December 31, 2004	—	—	9,533,082	118,350	(406)	(105,210)	12,734
Net loss	—	—	—	—	—	(1,297)	(1,297)
Foreign currency translation adjustment	—	—	—	—	(17)	—	(17)
Comprehensive loss							(1,314)
Exercise of stock options	—	—	20,484	26	—	—	26
Stock-based compensation	—	—	—	17	—	—	17
Balance, December 31, 2005	—	—	9,553,566	118,393	(423)	(106,507)	11,463
Net loss	—	—	—	—	—	(466)	(466)
Foreign currency translation adjustment	—	—	—	—	17	—	17
Unrealized gain on available-for-sale securities	—	—	—	—	226	—	226
Comprehensive loss							(223)
Exercise of stock options	—	—	64,189	121	—	—	121
Stock-based compensation	—	—	—	715	—	—	715
Balance, December 31, 2006	—	$—	9,617,755	$119,229	$(180)	$(106,973)	$12,076

See notes to Consolidated Financial Statements.

BSQUARE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2006	2005	2004
		(In thousands)	
Cash flows from operating activities:			
Net loss	$ (466)	$(1,297)	$(7,051)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	532	379	584
Stock-based compensation	715	17	—
Impairment and restructuring charges of discontinued operations	—	—	3,069
Decrease of assets of discontinued operations	—	—	781
Restructuring and other related charges	—	—	40
Other	—	—	(37)
Changes in operating assets and liabilities, net of effects of acquisitions and discontinued operations:			
Restricted cash	—	—	2,706
Accounts receivable, net	133	(2,465)	1,422
Prepaid expenses and other assets	7	(41)	841
Accounts payable and accrued expenses	(367)	1,979	(3,826)
Deferred revenue	(117)	(118)	(756)
Deferred rent	(24)	4	375
Net cash provided by (used in) operating activities	413	(1,542)	(1,852)
Cash flows from investing activities:			
Purchases of furniture, equipment and leasehold improvements	(357)	(226)	(776)
Maturity (purchases) of short-term investments, net	(5,400)	5,000	1,339
Acquisition of Vibren assets	—	(500)	—
Proceeds from the disposal of equipment	—	—	85
Net cash provided by (used in) investing activities	(5,757)	4,274	648
Cash flows from financing activities:			
Proceeds from exercise of stock options	121	26	461
Net cash provided by financing activities	121	26	461
Effect of exchange rate changes on cash	12	(7)	(14)
Net increase (decrease) in cash and cash equivalents	(5,211)	2,751	(757)
Cash and cash equivalents, beginning of year	7,694	4,943	5,700
Cash and cash equivalents, end of year	$ 2,483	$ 7,694	$ 4,943

See notes to Consolidated Financial Statements.

BSQUARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business and Accounting Policies

Description of Business

BSQUARE Corporation (BSQUARE), a Washington corporation, and its subsidiaries (collectively, the Company) provides software and engineering services to the smart device marketplace. A smart device is a dedicated purpose computing device that typically has the ability to display information, runs an operating system (e.g., Microsoft® Windows® CE) and may be connected to a network via a wired or wireless connection. Examples of smart devices that BSQUARE targets include set-top boxes, home gateways, point-of-sale terminals, kiosks, voting machines, gaming platforms, personal digital assistants (PDAs), personal media players and smartphones.

The Company's software and engineering services are focused on devices running versions of the Microsoft Windows family of embedded operating systems, specifically Windows CE, Windows XP Embedded and Windows Mobile™.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used for, but not limited to, recognizing revenue, assessing the collectability of accounts receivable, the adequacy of the allowance for doubtful accounts, the realization of deferred tax assets and contingencies. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

Earnings Per Share

Basic earnings per share is computed using the weighted average number of common shares outstanding during the period, and excludes any dilutive effects of common stock equivalent shares, such as options and warrants (using the treasury stock method) and convertible securities (using the if-converted method). Diluted earnings per share is computed using the weighted average number of common and common stock equivalent shares outstanding during the period; common stock equivalent shares are excluded from the computation if their effect is antidilutive. Common stock equivalent shares were 2,069,530 at December 31, 2006, 1,860,368 at December 31, 2005 and 1,765,058 at December 31, 2004.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits, money market accounts and all highly liquid debt instruments with a maturity date at the time of purchase of three months or less.

Restricted Cash

Restricted cash represents deposits held at a financial institution as security for an outstanding letter of credit expiring through 2014 related to the Company's headquarters lease obligation.

Short-term Investments

The Company's short-term investments consist primarily of investment-grade marketable securities, which are classified as held-to-maturity and recorded at amortized cost, which approximates fair value. Due to the short-term nature of these investments, changes in market interest rates would not have a significant impact on their fair value. In addition, the Company holds investments in equity securities, which are classified as available-for-sale.

Financial Instruments and Concentrations of Risk

The Company has the following financial instruments: cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities. The carrying value of these instruments approximates fair value based on their liquidity or short-term nature.

Allowance for Doubtful Accounts

The Company's accounts receivable balances are net of an estimated allowance for doubtful accounts. The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral. The Company estimates the collectability of our accounts receivable and records an allowance for doubtful accounts. The Company considers many factors when making this estimate, including analyzing accounts receivable and historical bad debts, customer concentrations, customer creditworthiness, current economic trends and changes in customer payment history when evaluating the adequacy of the allowance for doubtful accounts. Because the allowance for doubtful accounts is an estimate, it may be necessary to adjust it if actual bad debt expense exceeds the estimated reserve.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is provided on the straight-line method over estimated useful lives:

Computer equipment and system software	3 years
Office furniture and equipment	3-5 years

Leasehold improvements are amortized over the shorter of the lease term or estimated useful lives. Maintenance and repairs costs are expensed as incurred. When properties are retired or otherwise disposed of, gains or losses are reflected in the statement of operations. When facts and circumstances indicate that the cost of long-lived assets may be impaired, an evaluation of recoverability is performed by comparing the carrying value of the asset to projected future cash flows. Upon indication that the carrying value of such assets may not be recoverable, the Company recognizes an impairment loss as a charge against current operations based on the difference between the carrying value of the asset and its fair value.

Acquired Intangible Assets

Acquired intangible assets are recognized and measured based on fair value, which was computed by discounting the present value of the estimated net cash flows at a rate of 20%. The Company computes amortization on the straight-line method over the asset's estimated useful life, which the Company has estimated to be two years. Intangible assets are periodically reviewed for impairment in accordance with SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets."*

Software Development Costs

Under the criteria set forth in SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," capitalization of software development costs begins upon the establishment of technological feasibility of the product, which the Company has defined as the completion of beta testing of a working product. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs require considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future revenue, estimated economic life and changes in software and hardware technology. Amounts that could have been capitalized under this statement after consideration of the above factors were immaterial and, therefore, no software development costs have been capitalized by the Company to date.

Research and Development

Research and development costs are expensed as incurred.

Advertising Costs

All costs of advertising, including cooperative marketing arrangements, are expensed as incurred. Advertising expense was $39,000 in 2006, $10,000 in 2005 and $7,000 in 2004.

Stock-Based Compensation

Effective January 1, 2006, the Company began recording compensation expense associated with stock options and other forms of equity compensation in accordance with Statement of Financial Accounting Standards No. 123R, *Share-Based Payment*, ("SFAS 123R") as interpreted by SEC Staff Accounting Bulletin No. 107. Prior to December 31, 2005, the Company accounted for stock options granted to employees according to the provisions of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations, as permitted by SFAS 123, *Accounting for Stock-Based Compensation*, and, therefore, no related compensation expense was recorded for awards granted with no intrinsic value. The Company adopted the modified prospective transition method provided for under SFAS 123R, and consequently has not retroactively adjusted results for prior periods. Under this transition method, compensation cost associated with stock options includes: 1) compensation cost related to the remaining unvested portion of all stock option awards granted prior to December 31, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123; and 2) compensation cost related to all stock option awards granted subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. The Company records expense over the vesting period using the straight-line method. Compensation expense for awards under SFAS 123R includes an estimate for forfeitures.

The adoption of SFAS 123R had and will have a material impact on the Company's consolidated financial position and results of operations. See Note 8 for further information regarding the Company's stock-based compensation assumptions and expenses, including pro forma disclosures for prior periods as if the Company had recorded stock-based compensation expense.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of two components, net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that under generally accepted accounting principles are recorded as an element of shareholders' equity but are excluded from net income. The Company's other comprehensive income is comprised of foreign currency translation adjustments from its subsidiaries not using the U.S. dollar as their functional currency and unrealized gains and losses, net of tax, on marketable securities categorized as available-for-sale.

The components of accumulated other comprehensive income (loss) were as follows (in thousands):

	December 31,	
	2006	2005
Accumulated net unrealized gain on available-for-sale securities	$ 226	$ —
Accumulated foreign currency translation	(406)	(423)
Accumulated other comprehensive loss	$(180)	$(423)

Income Taxes

The Company computes income taxes using the asset and liability method, under which deferred income taxes are provided for on the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred tax assets and liabilities are measured using currently enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Foreign Currency Translation

The functional currency of foreign subsidiaries is the local currency. Accordingly, assets and liabilities are translated into U.S. dollars at exchange rates in effect at the balance sheet date and revenue and expense accounts at the average exchange rates during the year. Resulting translation adjustments are included in "Accumulated other comprehensive loss," a separate component of shareholders' equity. The net gains and losses resulting from foreign currency transactions are recorded in the period incurred and were not significant for any of the periods presented.

Revenue Recognition

The Company recognizes revenue from software and engineering service sales when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the selling price is fixed or determinable; and collectability is reasonably assured. Contracts and customer purchase orders are generally used to determine the existence of an arrangement. Shipping documents and customer acceptance, when applicable, are used to verify delivery. The Company assesses whether the selling price is fixed or determinable based on the contract and payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. The Company assesses collectability based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history.

The Company recognizes revenue upon shipment provided that no significant obligations remain on its part and substantive acceptance conditions, if any, have been met. The Company also enters into arrangements in which a customer purchases a combination of software licenses, engineering services and post-contract customer support or maintenance (PCS). As a result, significant contract interpretation is sometimes required to determine the appropriate accounting, including how the price should be allocated among the deliverable elements if there are multiple elements, whether undelivered elements are essential to the functionality of delivered elements, and when to recognize revenue. PCS includes rights to upgrades, when and if available, telephone support, updates, and enhancements. When vendor specific objective evidence (VSOE) of fair value exists for all elements in a multiple element arrangement, revenue is allocated to each element based on the relative fair value of each of the elements. VSOE of fair value is established by the price charged when the same element is sold separately. Accordingly, the judgments involved in assessing VSOE have an impact on the recognition of revenue in each period. Changes in the allocation of the sales price between deliverables might impact the timing of revenue recognition but would not change the total revenue recognized on the contract.

When elements such as software and engineering services are contained in a single arrangement, or in related arrangements with the same customer, the Company allocates revenue to each element based on its relative fair value, provided that such element meets the criteria for treatment as a separate unit of accounting. In the absence of fair value for a delivered element, the Company allocates revenue first to the fair value of the undelivered elements and allocate the residual revenue to the delivered elements. In the absence of fair value for an undelivered element, the arrangement is accounted for as a single unit of accounting, resulting in a delay of revenue recognition for the delivered elements until the undelivered elements are fulfilled. As a result, contract interpretations and assessments of fair value are sometimes required to determine the appropriate accounting.

Service revenue from fixed-priced contracts is recognized using the percentage of completion method. Percentage of completion is measured based primarily on input measures such as hours incurred to date compared to total estimated hours to complete, with consideration given to output measures, such as contract milestones, when applicable. The Company relies on estimates of total expected hours as a measure of performance and cost in order to determine the amount of revenue to be recognized. Revisions to hour and cost estimates are recorded in the period the facts that give rise to the revision become known. Service revenue from time and materials contracts and training services is recognized as services are performed.

When elements such as engineering services and royalties are contained in a single arrangement, the Company recognizes revenue from engineering services as it is earned in accordance with the four revenue recognition criteria stated above. The Company recognizes royalty revenue when it receives the royalty report from the customer, which is usually thirty to forty-five days after month end.

Deferred revenue includes deposits received from customers for service contracts and unamortized service contract revenue, customer advances under OEM licensing agreements and maintenance revenue. In instances where final acceptance of the software or services is specified by the customer, revenue is deferred until all acceptance criteria have been met.

Recent Accounting Pronouncements

SFAS No. 123, "Share-Based Payment (Revised 2004)." SFAS 123R establishes standards for the accounting for transactions in which an entity (i) exchanges its equity instruments for goods or services, or (ii) incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of the equity instruments. SFAS 123R eliminates the ability to account for stock-based compensation using APB 25 and requires that such transactions be recognized as compensation cost in the income statement based on their fair values on the measurement date, which is generally the date of the grant. The Company adopted the provisions of SFAS 123R on January 1, 2006. Details related to the adoption of SFAS 123R and the impact to the Company's financial statements are more fully discussed in Note 8 — Shareholders' Equity.

SFAS No. 154, "Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. Previously, most changes in accounting principle were recognized by including the cumulative effect of changing to the new accounting principle in net income of the period of the change. SFAS 154 carries forward the guidance in APB Opinion 20 "Accounting Changes," requiring justification of a change in accounting principle on the basis of preferability. SFAS 154 also carries forward without change the guidance contained in APB Opinion 20, for reporting the correction of an error in previously issued financial statements and for a change in an accounting estimate. The adoption of SFAS 154 on January 1, 2006 did not impact the Company's financial position or results of operations.

SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140." SFAS 155 amends SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities."

SFAS 155 (i) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, (ii) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, (iii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, (iv) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and (v) amends SFAS 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 was effective for the Company on January 1, 2007 and is not expected to have a material impact on the Company's financial position or results of operations.

SFAS No. 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for the Company on January 1, 2008 and is not expected to have a material impact on the Company's financial position or results of operations.

Financial Accounting Standards Board Staff Positions and Interpretations

FASB Staff Position (FSP) No. 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." FSP 115-1 provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment's cost and its fair value. FSP 115-1 nullifies certain provisions of Emerging Issues Task Force (EITF) Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," while retaining the disclosure requirements of EITF 03-1 which were adopted in 2003. The adoption of FSP 115-1 on January 1, 2006 did not impact the Company's financial position or results of operations.

FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109." Interpretation 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. Interpretation 48 also provides guidance on the accounting for and disclosure of unrecognized tax benefits, interest and penalties. Interpretation 48 was effective for the Company on January 1, 2007 and is not expected to have a material impact on the Company's financial position or results of operations.

SEC Staff Accounting Bulletins

Staff Accounting Bulletin (SAB) No. 108, "Considering the Effects of a Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements." SAB 108 addresses how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements. The effects of prior year uncorrected errors include the potential accumulation of improper amounts that may result in a material misstatement on the balance sheet or the reversal of prior period errors in the current period that result in a material misstatement of the current period income statement amounts. Adjustments to current or prior period financial statements would be required in the event that after application of various approaches for assessing materiality of a misstatement in current period financial statements and consideration of all relevant quantitative and qualitative factors, a misstatement is determined to be material. SAB 108 is applicable to all financial statements issued by the Company after November 15, 2006.

2. Cash, Cash Equivalents, Short-Term Investments and Restricted Cash

The Company's cash, cash equivalents, short-term investments and restricted cash consist of the following (in thousands):

	December 31,	
	2006	2005
Cash and equivalents:		
Money market funds	$1,504	$6,348
Cash	979	1,346
	$2,483	$7,694
Short-term investments:		
Municipal securities	$7,200	$1,800
Equity securities, available-for-sale	226	—
	$7,426	$1,800
Restricted cash:		
Commercial time deposits	$1,200	$1,200

Unrealized gains on short-term investments were $226,000 in 2006 and zero in 2005 and 2004.

3. Equipment, Furniture and Leasehold Improvements

Major components of equipment, furniture, and leasehold improvements consist of the following (in thousands):

	December 31,	
	2006	2005
Computer equipment and software	$ 2,660	$ 2,344
Office furniture and equipment	1,079	1,041
Leasehold improvements	529	524
	4,268	3,909
Less: accumulated depreciation and amortization	(3,447)	(3,117)
	$ 821	$ 792

Depreciation and amortization expense was $329,000 in 2006, $277,000 in 2005 and $584,000 in 2004.

4. Asset Purchase

On June 30, 2005, the Company entered into an Asset Purchase Agreement with Vibren Technologies, Inc. (Vibren). The Company purchased certain assets of Vibren in exchange for $500,000 in cash and the assumption of certain obligations of Vibren. The Company incurred related transaction costs of $26,000, primarily legal fees. The transaction provided the Company access to four software products that enhanced its proprietary products portfolio and access to a broadened customer base.

The following table summarizes the estimated fair values of the assets acquired and obligations assumed at June 30, 2005 in connection with the Vibren transaction (in thousands):

	Purchase Price Allocation
Inventory	$ 63
Lease deposit	5
Equipment	61
Acquired technology	406
Total assets acquired	535
Accrued transaction expenses	(26)
Accrued compensation	(9)
Net assets acquired	$500

Tangible assets were valued at estimated replacement cost while intangible assets were valued by discounting the present value of the estimated net cash flows at a rate of 20%. The amortization period of the acquired technology is two years.

5. Intangible Assets

Intangible assets relate to technology acquired in the Vibren acquisition in June 2005. The Company's gross carrying value of the acquired intangible assets subject to amortization was $406,000 as of December 31, 2006. The accumulated amortization of these assets was $305,000 and the net book value was $101,000.

Amortization expense was $203,000 in 2006 and $102,000 in 2005 and is expected to be $101,000 in 2007.

6. Income Taxes

The income tax provision is attributable to income and withholding taxes and was $29,000 in 2006, $14,000 in 2005 and $11,000 in 2004 all related to the Company's Taiwan subsidiary. The components of net deferred tax assets consist of the following (in thousands):

	December 31,	
	2006	2005
Deferred income tax assets:		
Depreciation and amortization	$ 1,594	$ 1,915
Accrued expenses and reserves	500	744
Net operating loss carryforwards	23,912	22,589
Capital loss carryforwards	2,898	2,773
Research and development credit carryforwards	2,048	2,010
Stock-based compensation	118	—
Other	2	154
Gross deferred tax assets	31,072	30,185
Less: valuation allowance	(31,072)	(30,185)
Total deferred tax assets	$ —	$ —

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pre-tax income, as a result of the following:

	Year Ended December 31,		
	2006	2005	2004
Taxes at the U.S. statutory rate	34.0%	34.0%	34.0%
Increase (decrease) resulting from:			
Increase in valuation allowance	(41.9)	(28.1)	(37.3)
International operations	(6.4)	1.7	(0.2)
State income tax	1.5	—	—
Other, net	6.4	(8.7)	3.3
	(6.7)%	(1.1)%	(0.2)%

The Company has provided a full valuation allowance on deferred tax assets during 2006, 2005 and 2004 because of the uncertainty regarding their realizability. The valuation allowance increased $887,000 in 2006, $360,000 in 2005 and $3.2 million in 2004. At December 31, 2006, the Company had approximately $70.3 million of net operating loss carryforwards and $2.0 million of tax credit carryforwards, which begin to expire in 2021. In addition, the Company has $8.2 million of capital loss carryforwards, which expire in 2008. Utilization of these net operating losses and tax credits may be subject to an annual limitation due to provisions of the Internal Revenue Code of 1986, as amended. Events which cause limitations in the amount of net operating losses and tax credits that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50% as defined, over a three-year period.

In the second quarter of 2005, the Company became aware that certain amounts remitted, or that were planned to be remitted, from its Taiwan subsidiary or Taiwanese customers, might be subject to withholding tax at 20% of the amount remitted. In the fourth quarter of 2005, the Company began applying for withholding tax exemptions from the Taiwan government on all significant contracts on which withholding tax might be owed. When granted, these exemptions eliminate any withholding tax and Taiwan-based income tax, as applicable, for the contract to which the exemption relates. To date, the Company has received approval for all withholding exemption applications that it has filed for which significant withholding tax might be owed. However, there is no assurance that future exemptions will be granted and if the Company does not receive all, or some, of the exemptions for which it applies, it could be obligated to pay withholding tax in the future. Management is continuing to evaluate alternative business and tax planning strategies to minimize corporate income and withholding tax obligations in connection with its Taiwan subsidiary.

7. Commitments and Contingencies

Contractual Commitments

The Company's principal commitments consist of obligations outstanding under operating leases, which expire through 2014. The Company has lease commitments for office space in Bellevue, Washington; San Diego, California; Longmont, Colorado; Vancouver, British Columbia, Canada; and Taipei, Taiwan. The company leases office space in Akron, Ohio on a month-to-month basis.

In February 2004, the Company signed an amendment to the lease for its then corporate headquarters and simultaneously entered into a ten-year lease for a new corporate headquarters, also located in Bellevue, Washington. The amendment to the former headquarters lease, which was scheduled to terminate on December 31, 2004, provided that no cash lease payments were to be made for the remainder of that lease term. Similarly, the new corporate headquarters lease also provided that no cash lease payments were to be made during 2004. However, in the event the Company was to default under its new corporate headquarters lease, the landlord has the ability to demand payment for cash payments forgiven in 2004 under the former headquarters lease. The amount of the forgiven payments that the landlord has the ability to demand repayment for decreases on the straight-line basis over the length of the new ten-year headquarters lease. Cash payments for which the landlord has the ability to demand repayment were $1.8 million at December 31, 2006. The lease agreement for the new corporate headquarters contains a lease escalation clause calling for increased rents during the second half of the ten-year lease.

Rent expense was $1,048,000 in 2006, $839,000 in 2005 and $472,000 in 2004.

As of December 31, 2006, the Company had $1.2 million pledged as collateral for a bank letter of credit under the terms of its headquarters facility lease. The pledged cash supporting the outstanding letter of credit is recorded as restricted cash.

Contractual commitments at December 31, 2006 were as follows (in thousands):

Operating leases:	
2007	$1,024
2008	952
2009	853
2010	926
2011	975
Thereafter	2,889
Total commitments	$7,619

Legal Proceedings

IPO Litigation

In Summer and early Fall 2001, four purported shareholder class action lawsuits were filed in the United States District Court for the Southern District of New York against the Company, certain of its current and former officers and directors (the "Individual Defendants"), and the underwriters of its initial public offering (the "Underwriter Defendants"). The suits purport to be class actions filed on behalf of purchasers of the Company's common stock during the period from October 19, 1999 to December 6, 2000. The complaints against the Company have been consolidated into a single action and a Consolidated Amended Complaint, which was filed on April 19, 2002 and is now the operative complaint.

The plaintiffs allege that the Underwriter Defendants agreed to allocate stock in the Company's initial public offering to certain investors in exchange for excessive and undisclosed commissions and agreements by those investors to make additional purchases of stock in the aftermarket at pre-determined prices. The plaintiffs allege that the prospectus for the Company's initial public offering was false and misleading in violation of the securities laws because it did not disclose these arrangements. The action seeks damages in an unspecified amount.

The action is being coordinated with approximately 300 other nearly identical actions filed against other companies. On July 15, 2002, the Company moved to dismiss all claims against it and the Individual Defendants. On October 9, 2002, the district court dismissed the Individual Defendants from the case without prejudice based upon stipulations of dismissal filed by the plaintiffs and the Individual Defendants. On February 19, 2003, the district court denied the motion to dismiss the complaint against the Company. On October 13, 2004, the district court certified a class in six of the approximately 300 other nearly identical actions (the "focus cases") and noted that the decision is intended to provide strong guidance to all parties regarding class certification in the remaining cases. The Underwriter Defendants appealed this decision and the Second Circuit vacated the district court's decision granting class certification in the six focus cases on December 5, 2006. The plaintiffs have not yet moved to certify a class in the Company's case.

The Company has approved a settlement agreement and related agreements which set forth the terms of a settlement between the Company, the Individual Defendants, the plaintiff class and the vast majority of the other approximately 300 issuer defendants. It is unclear what impact the Second Circuit's decision vacating class certification in the focus cases will have on the settlement, which has not yet been finally approved by the district court. On December 14, 2006, Judge Scheindlin of the district court held a hearing. The plaintiffs informed the district court that they planned to file a petition for rehearing and rehearing *en banc*. The district court stayed all proceedings, including a decision on final approval of the settlement and any amendments of the complaints, pending the Second Circuit's decision on the plaintiffs' petition for rehearing. The plaintiffs filed the petition for rehearing and rehearing *en banc* on January 5, 2007.

Pursuant to the settlement and related agreements, if the settlement receives final approval by the district court, the settlement provides for a release of the Company and the Individual Defendants for the conduct alleged in the action to be wrongful. The Company would agree to undertake certain responsibilities, including agreeing to assign away, not assert, or release certain potential claims the Company may have against the Underwriter Defendants. The settlement agreement also provides a guaranteed recovery of $1 billion to plaintiffs for the cases relating to all of the approximately 300 issuers. To the extent that the Underwriter Defendants settle all of the cases for at least $1 billion, no payment will be required under the issuers' settlement agreement. To the extent that the Underwriter Defendants settle for less than $1 billion, the issuers are required to make up the difference. On April 20, 2006, JPMorgan Chase and the plaintiffs reached a preliminary agreement to settle for $425 million. The JPMorgan Chase preliminary agreement has not yet been approved by the district court. In an amendment to the issuers' settlement agreement, the issuers' insurers agreed that the JPMorgan Chase preliminary agreement, if approved, will only offset the insurers' obligation to cover the remainder of the plaintiffs' guaranteed $1 billion recovery by 50% of the value of the JPMorgan Chase settlement, or $212.5 million. Therefore, if the JPMorgan Chase preliminary agreement to settle is finalized and then approved by the district court, then the maximum amount that the issuers' insurers will be potentially liable for is $787.5 million. It is unclear what impact the Second Circuit's decision vacating class certification in the focus cases will have on the JPMorgan Chase preliminary agreement.

The Company anticipates that any potential financial obligation of the Company to plaintiffs pursuant to the terms of the issuers' settlement agreement and related agreements will be covered by existing insurance. The Company currently is not aware of any material limitations on the expected recovery of any potential financial obligation to plaintiffs from its insurance carriers. Its carriers are solvent, and the Company is not aware of any uncertainties as to the legal sufficiency of an insurance claim with respect to any recovery by plaintiffs. Therefore, we do not expect that the settlement will involve any payment by the Company. If material limitations on the expected recovery of any potential financial obligation to the plaintiffs from the Company's insurance carriers should arise, the Company's maximum financial obligation to plaintiffs pursuant to the settlement agreement would be less than $3.4 million. However, if the JPMorgan Chase preliminary agreement is preliminarily and then finally approved, the Company's maximum financial obligation to the plaintiffs pursuant to the settlement agreement would be approximately $2.7 million.

There is no assurance that the district court will grant final approval to the issuers' settlement. If the settlement agreement is not approved and the Company is found liable, we are unable to estimate or predict the potential damages that might be awarded, whether such damages would be greater than the Company's insurance coverage, and whether such damages would have a material impact on our results of operations or financial condition in any future period.

Customer Litigation

As previously reported, the Company had been in dispute with a former customer ("Former Customer") regarding payment of amounts due for a contract under which the Company provided professional engineering services. The Company had an account receivable outstanding with the Former Customer of $475,000 as of September 30, 2006 and increased the allowance for doubtful accounts by $475,000 in the fourth quarter of 2005 ed to this account receivable. As a result of the dispute, the Company filed a Complaint for breach of contract /misappropriation of intellectual property against the Former Customer on December 22, 2005 in federal district court in the state of Delaware. On January 27, 2006, the Former Customer filed an Answer and Counterclaim against the Company, and the Company filed its Reply to the Former Customer's Answer and Counterclaim on February 16, 2006, denying all counterclaims against it.

On October 31, 2006, the Company and the Former Customer settled their dispute by entering into a settlement agreement (the "Settlement Agreement"). Under the Settlement Agreement, the Former Customer has agreed to pay a Settlement Amount of $200,000 to the Company on or before December 31, 2009 and also provide certain intellectual property to the Company, under a license agreement. The Former Customer made an initial payment of $10,000 upon execution of the Settlement Agreement. The remaining amount owed to the Company under the Settlement Agreement will be satisfied through the purchase of Microsoft embedded operating systems from the Company or through commissions and royalties earned by the Company related to the sale of the Former Customer's intellectual property. The Former Customer's parent company has placed its common stock in escrow to guarantee performance under the Settlement Agreement, including an agreement that the Settlement Amount is satisfied by December 31, 2009. Additionally, the Settlement Agreement provides that all claims between the parties are terminated. The settlement structure provides for the possibility of ongoing commission and royalty revenue to the Company after the satisfaction of the $200,000 settlement amount such that the total recovery may be greater than $200,000.

8. Shareholders' Equity

Stock Options

In May 1997, the Company adopted a Stock Option Plan, which has subsequently been amended and restated (the "Amended Plan"). Under the Amended Plan, the Board of Directors may grant non-qualified stock options at a price determined by the Board, not to be less than 85% of the fair market value of the common stock. These options have a term of up to 10 years and vest over a schedule determined by the Board of Directors, generally four years. Incentive stock options granted under the Amended Plan may only be granted to employees of the Company, have a term of up to 10 years, and shall be granted at a price equal to the fair market value of the Company's stock. The Amended Plan was amended in 2003 to allow for an automatic annual increase in the number of shares reserved for issuance during each of the Company's fiscal years by an amount equal to the lesser of: (i) four percent of the Company's outstanding shares at the end of the previous fiscal year, (ii) an amount determined by the Company's Board of Directors, or (iii) 375,000 shares. The Amended Plan was further amended in 2005 to allow for awards of stock appreciation rights and restricted and unrestricted stock.

In July 2000, the Company adopted the 2000 Non-Qualified Stock Option Plan (the 2000 Plan). Under the 2000 Plan, the Board of Directors may grant non-qualified stock options at a price determined by the Board. These stock options have a term of up to 10 years and vest over a schedule determined by the Board of Directors, generally over four years.

Stock-Based Compensation

Effective January 1, 2006, the Company began recording compensation expense associated with stock options and other forms of equity compensation in accordance with Statement of Financial Accounting Standards No. 123R, *Share-Based Payment*, ("SFAS 123R") as interpreted by SEC Staff Accounting Bulletin No. 107. Prior to December 31, 2005, the Company accounted for stock options granted to employees according to the provisions of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations, as permitted by SFAS 123, *Accounting for Stock-Based Compensation*, and, therefore, no related compensation expense was recorded for awards granted with no intrinsic value. The Company adopted the modified prospective transition method provided for under SFAS 123R, and consequently has not retroactively adjusted results for prior periods. Under this transition method, compensation cost associated with stock options includes:

1) compensation cost related to the remaining unvested portion of all stock option awards granted prior to December 31, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123; and 2) compensation cost related to all stock option awards granted subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. The Company records expense over the vesting period using the straight-line method. Compensation expense for awards under SFAS 123R includes an estimate for forfeitures.

Stock-based compensation expense was recorded on the statement of operations in the same line items as cash compensation for our employees as follows (in thousands):

	Year Ended December 31,		
	2006	2005	2004
Cost of revenue — service	$190	$—	$—
Selling, general and administrative	445	17	—
Research and development	80	—	—
Total stock-compensation expense	$715	$17	$—

The impact of stock-based compensation expense under FAS 123R reduced net income by $715,000 and basic and diluted earnings per share by $0.08.

At December 31, 2006, total compensation cost related to stock options granted to employees under the Company's stock option plans but not yet recognized was $470,000, net of estimated forfeitures. This cost will be amortized on the straight-line method over a weighted-average period of approximately 1.4 years and will be adjusted for subsequent changes in estimated forfeitures.

Key Assumptions

The fair value of the Company's stock options was estimated on the date of grant using the Black-Scholes-Merton option pricing model, with the following assumptions:

	Year Ended December 31,		
	2006	2005	2004
	SFAS 123R	SFAS 123	SFAS 123
Dividend yield	0%	0%	0%
Expected life	4 years	4 years	4 years
Expected volatility	92%	99%	140%
Risk-free interest rate	4.8%	4.1%	3.1%
Estimated forfeitures	36%	n/a	n/a

Expected Dividend — The Black-Scholes-Merton valuation model calls for a single expected dividend yield as an input. The dividend yield is determined by dividing the expected per share dividend during the coming year by the grant date stock price. The expected dividend assumption is based on the Company's current expectations about its anticipated dividend policy.

Expected Life: The Company's expected term represents the period that the Company's stock-based awards are expected to be outstanding and was determined based on historical experience and vesting schedules of similar awards.

Expected Volatility: The Company's expected volatility represents the weighted average historical volatility of the Company's common stock for the most recent four-year period.

Risk-Free Interest Rate: The Company bases the risk-free interest rate used in the Black-Scholes-Merton valuation method on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent remaining term. Where the expected term of the Company's stock-based awards do not correspond with the terms for which interest rates are quoted, the Company performed a straight-line interpolation to determine the rate from the available term maturities.

Estimated Forfeitures: Estimated forfeitures represents the Company's historical forfeitures for the most recent two-year period and considers termination behavior as well as analysis of actual option forfeitures.

Stock Option Activity

The following table summarizes activity under the Company's stock option plans for the three years ended December 31, 2006:

Stock Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (In Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2004	1,443,427	$ 9.69		
Granted at fair value	794,233	2.59		
Exercised	(157,589)	2.86		
Forfeited	(260,044)	6.61		
Expired	(154,969)	21.50		
Outstanding at December 31, 2004	1,665,058	6.33	8.52	$3,578,918
Granted at fair value	580,351	2.89		
Exercised	(20,484)	1.29		
Forfeited	(201,490)	3.15		
Expired	(263,067)	12.15		
Outstanding at December 31, 2005	1,760,368	4.75	8.26	$ 905,851
Granted at fair value	558,400	2.38		
Exercised	(64,189)	1.94		
Forfeited	(138,084)	2.91		
Expired	(146,965)	9.02		
Outstanding at December 31, 2006	1,969,530	$ 3.98	7.98	$ 712,000
Vested and expected to vest at December 31, 2006	1,596,116	$ 4.31	0.35	$ 545,000
Exercisable at December 31, 2006	1,058,280	$ 5.12	7.04	$ 320,000

The weighted-average grant-date fair value was $1.73 per share for options granted during 2006, $2.50 during 2005 and $4.99 during 2004. The aggregate intrinsic value represents the difference between the exercise price of the underlying options and the quoted price of the Company's common stock as of December 31, 2006 for the number of options that were in-the-money at year end. There were 416,979 options that were in-the-money at December 31, 2006, 346,522 at December 31, 2005 and 458,054 at December 31, 2004. The Company issues new shares of common stock upon exercise of stock options. The aggregate intrinsic value of options exercised under the Company's stock option plans was approximately $59,000 for 2006, $26,000 for 2005 and $324,000 for 2004.

Pro Forma Disclosure

The following table illustrates the effect on net loss and net loss per share if the Company had applied the fair value recognition provisions of SFAS 123 to options granted under the Company's stock-based compensation plans prior to January 1, 2006 (in thousands except per share amounts):

	Year Ended December 31,	
	2005	2004
Net loss, as reported	$(1,297)	$(7,051)
Compensation expense recognized under APB No. 25	—	—
Employee compensation expense under SFAS No. 123	(848)	(1,592)
Pro forma net loss	$(2,145)	$(8,643)
Basic and diluted loss per share, as reported	$ (0.14)	$ (0.74)
Pro forma basic and diluted loss per share	$ (0.22)	$ (0.91)
Shares used to calculate pro forma basic and diluted loss per share	9,541	9,464

Common Stock Reserved for Future Issuance

The Company had the following shares of common stock reserved for future issuance:

	December 31,	
	2006	2005
Stock options outstanding	1,969,530	1,760,368
Stock options available for future grant	516,572	319,438
Warrants outstanding	100,000	100,000
	2,586,102	2,179,806

Warrants

In June 2003, as a result of a facilities restructuring settlement agreement, the Company issued warrants to purchase up to 100,000 shares of the Company's common stock at an exercise price of $4.56 per share. The warrants were fully vested at the time of issuance and expire in June 2008. The warrants' value was estimated at $332,000 using the Black-Scholes-Merton option pricing model with an expected dividend yield of 0.0%, a risk-free interest rate of 1.5%, volatility of 180% and a contractual life of five years.

Reverse Stock Split

On October 5, 2005, the Board of Directors approved an amendment to the Company's articles of incorporation to reduce the Company's number of authorized shares of common stock from 150,000,000 to 37,500,000 and also approved a one-for-four reverse stock split of the Company's outstanding common stock. The reverse stock split was effective with respect to shareholders of record at the close of trading on October 6, 2005, and the Company's common stock began trading as adjusted for the reverse stock split on October 7, 2005. As a result of the reverse stock split, each four shares of common stock were exchanged for one share of common stock and the total number of shares outstanding were reduced from approximately 38.2 million shares to approximately 9.5 million shares. The Company has retroactively adjusted all share information to reflect the reverse stock split in the accompanying financial statements and footnotes.

9. Employee Benefit Plan

Profit Sharing and Deferred Compensation Plan

The Company has a Profit Sharing and Deferred Compensation Plan (Profit Sharing Plan) under Section 401(k) of the Internal Revenue Code of 1986, as amended. Substantially all full-time employees are eligible to participate. The Company, at its discretion, may elect to match the participants' contributions to the Profit Sharing Plan. Participants will receive their share of the value of their investments and any applicable vesting upon retirement or termination, subject to a vesting schedule. The Company made matching contributions of $269,000 in 2006, $200,000 in 2005 and $91,000 in 2004.

10. Supplemental Disclosure of Cash Flow Information (in thousands)

	Year Ended December 31,		
	2006	2005	2004
Cash paid for income taxes	$38	—	—

All other significant non-cash financing activities are described elsewhere in the financial statements or the notes thereto.

11. Significant Customers

The Company did not have any customers that accounted for at least 10% of revenue in 2006 or 2005. Sales to Cardinal Healthcare Systems (Cardinal) represented 19% of revenue in 2004. Substantially all of our sales to Cardinal were of Microsoft Embedded operating systems. Cardinal discontinued purchasing from the Company in the first quarter of 2005.

12. Related Party Transactions

Pursuant to a consulting agreement between the Company and Mr. Donald Bibeault, the Chairman of the Company's Board of Directors, Mr. Bibeault has provided the Company with onsite consulting services since July 2003, when he was appointed to the Company's Board of Directors. The Company incurred expenses of $72,000 in 2006, $113,000 in 2005 and $158,000 in 2004 under this consulting agreement. On June 29, 2006, the Company and Mr. Bibeault agreed to terminate this consulting agreement, effective September 30, 2006. Mr. Bibeault continues to serve as the Chairman of the Company's Board of Directors.

13. Geographic and Segment Information

The Company follows the requirements of SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." The Company has one operating segment, software and services delivered to smart device makers.

The following table summarizes information about the Company's revenue and long-lived asset information by geographic areas (in thousands):

	Year Ended December 31,		
	2006	2005	2004
Total revenue:			
North America	$47,108	$40,600	$35,812
Asia	2,561	2,261	2,887
Other foreign	146	62	221
Total revenue(1)	$49,815	$42,923	$38,920

	At December 31,	
	2006	2005
Long-lived assets:		
North America	$877	$1,047
Asia	45	49
Total long-lived assets	$922	$1,096

(1) Revenue is attributed to countries based on location of customer invoiced.

14. Discontinued Operations

The loss from discontinued operations is presented below (in thousands):

	Year Ended December 31,		
	2006	2005	2004
Hardware revenue	$—	$—	$ 890
Cost of hardware revenue	—	—	3,138
Gross profit (loss)	—	—	(2,248)
Operating expenses	—	—	2,272
Amortization of intangible assets	—	—	267
Restructuring and related charges	—	—	312
Impairment of assets	—	—	1,157
Loss from discontinued operations	$—	$—	$(6,256)

Included in cost of hardware revenue is a $1.6 million net charge related to the impairment of inventory. Included in operating expenses of the discontinued operations are $74,000 related to corporate allocations, which are now allocated to continuing operations.

Restructuring and impairment charges included in loss from discontinued operations include the following (in thousands):

	Year Ended December 31,		
	2006	2005	2004
Employee separation	$—	$—	$ 194
Impairment of assets	—	—	1,157
Other charges	—	—	118
Total restructuring and impairment charges	$—	$—	$1,469

During the first quarter of 2004, the Company eliminated ten positions in the hardware business, representing 7% of the Company's then remaining workforce. The Company incurred severance of $79,000 and $10,000 of related charges.

During the second quarter of 2004, the Company's Board of Directors decided to discontinue the Company's hardware business unit resulting in a $1.5 million charge in that quarter, of which $608,000 related to the impairment of tooling, $585,000 related to the impairment of prepaid software licenses used in the Company's Power Handheld device, $120,000 related to severance for eight employees terminated, representing 7% of the Company's then remaining workforce, and $162,000 related to other charges.

15. Quarterly Financial Information (Unaudited)

Summarized quarterly financial information for 2006 and 2005 are as follows (in thousands except per share data):

2006 Quarter Ended	March 31	June 30	September 30	December 31
Revenue	$11,584	$12,645	$11,495	$14,091
Gross profit	2,317	3,007	2,827	3,836
Income (loss) from operations(1)	(936)	(177)	(355)	589
Net income (loss)	$ (849)	$ (88)	$ (235)	$ 706
Basic and diluted income (loss) per share	$ (0.09)	$ (0.01)	$ (0.02)	$ 0.07
Shares used in calculation of income (loss) per share:				
Basic	9,564	9,586	9,589	9,604
Diluted	9,564	9,586	9,589	9,651
(1) Stock-based compensation expense included in cost of revenue and operating expenses	$ 154	$ 175	$ 185	$ 201

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.***

None.

Item 9A. ***Controls and Procedures.***

We carried out an evaluation required by the Securities Exchange Act of 1934, under the supervision and with the participation of our senior management, including our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, are effective in timely alerting them to material information required to be included in our periodic SEC reports.

There has been no change in our internal control over financial reporting during our fourth quarter of 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance.***

The information required by this Item regarding our directors and executive officers is set forth in Part I of this report Item 1, "Business — Directors and Executive Officers" and is incorporated herein by this reference.

The information required by this Item regarding compliance by our directors, executive officers and holders of ten percent of a registered class of our equity securities with Section 16(a) of the Securities Exchange Act of 1934 is included in our definitive proxy statement for our 2007 annual meeting of shareholders to be filed with the SEC under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" and is incorporated herein by this reference.

The information required by this Item regarding our audit committee and audit committee financial expert and any material changes to the procedures by which shareholders may recommend nominees to our board of directors is included in our definitive proxy statement for our 2007 annual meeting of shareholders to be filed with the SEC under the caption "Corporate Governance" and is incorporated herein by this reference.

We have adopted a Code of Business Conduct and Ethics in compliance with the applicable rules of the SEC that applies to our principal executive officer, our principal financial officer and our principal accounting officer or controller, or persons performing similar functions. A copy of this policy is available free of charge upon written request to the attention of our Corporate Secretary by regular mail, email to *investorrelations@bsquare.com*, or facsimile at 425-519-5998. We intend to disclose any amendment to, or a waiver from, a provision of our code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions and that relates to any element of the code of ethics enumerated in applicable rules of the SEC.

Item 11. ***Executive Compensation.***

The information required by this Item is included in our definitive proxy statement for our 2007 annual meeting of shareholders to be filed with the SEC under the captions "Corporate Governance" and "Information Regarding Executive Officer Compensation" and is incorporated herein by this reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.***

The information required by this Item regarding security ownership is included in our definitive proxy statement for our 2007 annual meeting of shareholders to be filed with the SEC under the caption "Security Ownership of Principal Shareholders, Directors and Management" and is incorporated herein by this reference.

The information required by this Item regarding equity compensation plan information is included in our definitive proxy statement for our 2007 annual meeting of shareholders to be filed with the SEC under the caption "Equity Compensation Plan Information" and is incorporated herein by this reference.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence.***

The information required by this Item is included in our definitive proxy statement for our 2007 annual meeting of shareholders to be filed with the SEC under the captions "Corporate Governance" and "Certain Relationships and Related Transactions" and is incorporated herein by this reference.

Item 14. ***Principal Accounting Fees and Services.***

The information required by this Item with respect to principal accounting fees and services is included in our definitive proxy statement for our 2007 annual meeting of shareholders to be filed with the SEC under the caption "The Company's Independent Auditors" and is incorporated herein by this reference.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules.***

(a) Financial Statements and Schedules

1. *Financial Statements.*

The following consolidated financial statements are filed as part of this report under Item 8 of Part II, "Financial Statements and Supplementary Data."

A. Consolidated Balance Sheets at December 31, 2006 and 2005.

B. Consolidated Statements of Operations for the Years Ended December 31, 2006, 2005 and 2004.

C. Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2006, 2005 and 2004.

D. Consolidated Statements of Cash Flows for the Years Ended December 31, 2006, 2005 and 2004.

2. *Financial Statement Schedules.*

The following financial statement schedule is filed as part of this report:

A. Schedule II — Valuation and Qualifying Accounts.

Financial statement schedules not included herein have been omitted because they are either not required, not applicable, or the information is otherwise included herein.

(b) Exhibits

The exhibits listed in the accompanying Index to Exhibits on pages 77 to 80 are filed or incorporated by reference as part of this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BSQUARE CORPORATION

Date: February 15, 2007

By: /s/ BRIAN T. CROWLEY

Brian T. Crowley
President and Chief Executive Officer

Date: February 15, 2007

By: /s/ SCOTT C. MAHAN

Scott C. Mahan
Vice President, Finance and Chief Financial Officer

POWER OF ATTORNEY

Each person whose individual signature appears below hereby authorizes and appoints Brian T. Crowley and Scott C. Mahan, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his true and lawful attorney-in-fact and agent to act in his name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file, any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on February 15, 2007, on behalf of the registrant and in the capacities indicated.

Signature	Title
/s/ BRIAN T. CROWLEY Brian T. Crowley	President and Chief Executive Officer (Principal Executive Officer)
/s/ SCOTT C. MAHAN Scott C. Mahan	Vice President, Finance and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ DONALD B. BIBEAULT Donald B. Bibeault	Chairman of the Board
/s/ SCOT E. LAND Scot E. Land	Director

Signature	Title
/s/ ELWOOD D. HOWSE, JR. Elwood D. Howse, Jr.	Director
/s/ ELLIOTT H. JURGENSEN, JR. Elliott H. Jurgensen, Jr.	Director
/s/ WILLIAM D. SAVOY William D. Savoy	Director
/s/ KENDRA VANDERMEULEN Kendra VanderMeulen	Director

BSQUARE CORPORATION

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

Allowance for doubtful accounts

Year Ended	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Amounts Written Off	Balance at End of Period
			(In thousands)		
December 31, 2006(1)	$687	$ —	$—	$489	$198
December 31, 2005(2)	$222	$399	$86	$ 20	$687
December 31, 2004	$320	$ 59	$—	$157	$222

(1) In the fourth quarter of 2006, the Company settled an ongoing dispute with a former customer, which resulted in a write off of $475,000.

(2) In the fourth quarter of 2005, the Company incurred bad debt expense of $399,000 related to an ongoing customer dispute.

BSQUARE CORPORATION

INDEX TO EXHIBITS

Exhibit Number	Description
3.1	Amended and Restated Articles of Incorporation(1)
3.1(a)	Articles of Amendment to Amended and Restated Articles of Incorporation(2)
3.1(b)	Articles of Amendment to Amended and Restated Articles of Incorporation(20)
3.2	Bylaws and all amendments thereto(14)
4.1	See Exhibits 3.1, 3.1(a), 3.1(b) and 3.2 for provisions defining the rights of the holders of common stock
4.2	Form of Warrant to purchase common stock(16)
10.1	Amended and Restated Stock Option Plan, as amended(25)
10.1(a)	1998 Mainbrace Stock Option Plan(3)
10.1(b)	2000 Non-Qualified Stock Option Plan(4)
10.1(c)	Infogation Corporation 1996 Stock Option Plan(12)
10.1(d)	Infogation Corporation 2001 Stock Options/Stock Issuance Plan(12)
10.1(e)	Form of Stock Option Agreement(24)
10.2	Employee Stock Purchase Plan(1)
10.2 (a)	Amendment No. 1 to the Employee Stock Purchase Plan(13)
10.3	401(k) Plan(1)
10.4	Form of Indemnification Agreement(1)
10.6	Office Lease Agreement between Seattle Office Associates, LLC and BSQUARE Corporation dated March 24, 1997 (for Suite 100)(1)
10.7	Sunset North Corporate Campus Lease Agreement between WRC Sunset North and BSQUARE Corporation(1)
10.8	First Amendment to Office Lease Agreement between WRC Sunset North LLC and BSQUARE(5)
10.9*	Master Development & License Agreement between Microsoft Corporation and BSQUARE Corporation dated effective as of October 1, 1998(1)
10.9(a)*	Amendment No. 1 to the Master Development and License Agreement between BSQUARE Corporation and Microsoft Corporation dated December 23, 1999(6)
10.9(b)*	Amendment No. 2 to the Master Development and License Agreement between BSQUARE Corporation and Microsoft Corporation dated July 26, 2001(6)
10.10	Stock Purchase and Shareholders Agreement dated as of January 30, 1998(1)
10.11	Stock Purchase Agreement dated August 18, 1999 by and between BSQUARE Corporation and Vulcan Ventures Incorporated(1)
10.12	Agreement and Plan of Merger among BSQUARE, BlueWater Systems, Inc. and H2O Merger Corporation dated as of January 5, 2000(7)
10.13	Agreement and Plan of Merger among BSQUARE Corporation, Mainbrace Corporation and Mainbrace Acquisition Inc. dated as of May 10, 2000(8)
10.14	Single-Tenant Commercial Space Lease among One South Park Investors, Paul Enterprises and FKLM as Landlord and BSQUARE as Tenant(9)
10.14 (a)	Lease cancellation, termination, and release agreement among One South Park Investors, Partnership as Landlord and BSQUARE as Tenant(16)
10.15	Single-Tenant Commercial Space Lease (NNN), dated as of August 30, 2000, by and between One South Park Investors, Partnership and BSQUARE Corporation(10)
10.16	Fourth Amendment to Office Lease Agreement between WRC Sunset North LLC and BSQUARE Corporation(11)

Exhibit Number	Description
10.16 (a)	Fifth Amendment to Office Lease Agreement between WA — Sunset North Bellevue LLC and BSQUARE Corporation(18)
10.16(b)	Rent Deferral Agreement between WA — Sunset North Bellevue, L.L.C and BSQUARE Corporation(18)
10.17	Agreement and Plan of Merger among BSQUARE, BSQUARE San Diego Corporation and Infogation Corporation dated as of March 10, 2002(14)
10.18*	OEM Distribution Agreement for Software Products for Embedded Systems between BSQUARE Corporation and Microsoft Licensing, GP dated September 16, 2003(17)
10.18(a)*	OEM Distribution Agreement for Software Products for Embedded Systems between BSQUARE Corporation and Microsoft Licensing, GP dated effective as of October 1, 2004(19)
10.18(b)*	OEM Distribution Agreement for Software Products for Embedded Systems between BSQUARE Corporation and Microsoft Licensing, GP dated effective as of October 1, 2005(21)
10.18(c)+	OEM Distribution Agreement for Software Products for Embedded Systems between BSQUARE Corporation and Microsoft Licensing, GP dated effective as of October 1, 2006(26)
10.19	Office lease Agreement between WA 110 Atrium Place, LLC and BSQUARE Corporation(18)
10.20	Employment Agreement between Scott C. Mahan and BSQUARE Corporation(18)
10.21	Employment Agreement between Carey E. Butler and BSQUARE Corporation(18)
10.22	Employment Offer Letter Agreement between Pawan Gupta and BSQUARE Corporation(24)
10.22(a)	Separation and Release Agreement between Pawan Gupta and BSQUARE Corporation dated effective as of October 30, 2006
10.23	Employment Agreement between Brian T. Crowley and BSQUARE Corporation(22)
10.24	Asset Purchase Agreement between Vibren Technologies, Inc. and BSQUARE Corporation dated effective June 30, 2005(23)
10.25	Employment offer letters, as amended, between Larry Stapleton and BSQUARE Corporation(25)
21.1	Subsidiaries of the registrant
23.1(a)	Consent of Moss Adams LLP, Independent Registered Public Accounting Firm
23.1(b)	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
24.1	Power of Attorney (included on signature page hereof)
31.1	Certification of Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a) under the Securities and Exchange Act of 1934
31.2	Certification of Chief Financial Officer pursuant to Exchange Act Rule 13a-14(a) under the Securities and Exchange Act of 1934
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Subject to confidential treatment.

\+ Confidential treatment requested.

(1) Incorporated by reference to the registrant's registration statement on Form S-1 (File No. 333-85351) filed with the Securities and Exchange Commission on October 19, 1999.

(2) Incorporated by reference to the registrant's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2000.

(3) Incorporated by reference to the registrant's registration statement on Form S-8 (File No. 333-44306) filed with the Securities and Exchange Commission on August 23, 2000.

(4) Incorporated by reference to the registrant's registration statement on Form S-8 (File No. 333-70290) filed with the Securities and Exchange Commission on September 27, 2001.

(5) Incorporated by reference to the registrant's annual report on Form 10-K filed with the Securities and Exchange Commission on March 2, 2000.

(6) Incorporated by reference to the registrant's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2001.

(7) Incorporated by reference to the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 18, 2000.

(8) Incorporated by reference to the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 23, 2000.

(9) Incorporated by reference to the registrant's registration statement on Form S-1 (File No. 333-45506) filed with the Securities and Exchange Commission on September 14, 2000.

(10) Incorporated by reference to the registrant's annual report on Form 10-K filed with the Securities and Exchange Commission on March 26, 2001.

(11) Incorporated by reference to the registrant's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2002.

(12) Incorporated by reference to the registrant's statement on Form S-8 (File No. 333-85340) filed with the Securities and Exchange Commission on April 2, 2002.

(13) Incorporated by reference to the registrant's statement on Form S-8 (File No. 333-90848) filed with the Securities and Exchange Commission on June 20, 2002.

(14) Incorporated by reference to the registrant's annual report on Form 10-K filed with the Securities and Exchange Commission on March 19, 2003.

(15) Incorporated by reference to the registrant's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2003.

(16) Incorporated by reference to the registrant's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2003.

(17) Incorporated by reference to the registrant's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2003.

(18) Incorporated by reference to the registrant's annual report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2004.

(19) Incorporated by reference to the registrant's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2004.

(20) Incorporated by reference to the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 11, 2005.

(21) Incorporated by reference to the registrant's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2005.

(22) Incorporated by reference to the registrant's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2005.

(23) Incorporated by reference to the registrant's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 2005.

(24) Incorporated by reference to the registrant's annual report on Form 10-K filed with the Securities and Exchange Commission on March 11, 2005.

(25) Incorporated by reference to the registrant's annual report on Form 10-K filed with the Securities and Exchange Commission on March 10, 2006.

(26) Incorporated by reference to the registrant's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2006.

Notice of 2007 Annual Meeting
and Proxy Statement

bSQUARE

BSQUARE CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 6, 2007

TO THE SHAREHOLDERS:

Notice is hereby given that the 2007 Annual Meeting of Shareholders of BSQUARE CORPORATION, a Washington corporation (the "Company"), will be held on Tuesday, June 6, 2007 at 10:00 a.m., local time, at the Company's offices at 110 110th Avenue NE, Suite 200, Bellevue, Washington 98004, for the following purposes:

1. To elect three Class I directors to serve for the ensuing three years and until their successors are duly elected.

2. To approve a modification to the Company's existing Board of Directors compensation program.

3. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

The Board of Directors has fixed the close of business on April 24, 2007 as the record date for the determination of shareholders entitled to vote at this meeting. Only shareholders of record at the close of business on April 24, 2007 are entitled to receive notice of, and to vote at, the meeting and any adjournment thereof.

All shareholders are invited to attend the meeting in person. However, to ensure your representation at the meeting, you are urged to mark, sign, date and return the enclosed proxy card as promptly as possible in the postage-prepaid envelope enclosed for that purpose. Any shareholder attending the meeting may vote in person even if the shareholder has previously returned a proxy.

By Order of the Board of Directors

/s/ SCOTT C. MAHAN
Scott C. Mahan
Vice President, Finance & Operations,
Chief Financial Officer, Secretary and Treasurer

Bellevue, Washington
April 30, 2007

BSQUARE CORPORATION

PROXY STATEMENT FOR 2007 ANNUAL MEETING OF SHAREHOLDERS

PROCEDURAL MATTERS

General

The enclosed Proxy is solicited on behalf of BSQUARE CORPORATION, a Washington corporation (the "Company"), for use at the 2007 Annual Meeting of Shareholders (the "Annual Meeting") to be held on Tuesday, June 6, 2007 at 10:00 a.m., local time, and at any adjournment thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. The Annual Meeting will be held at the Company's principal executive offices at 110 110th Avenue NE, Suite 200, Bellevue, Washington 98004. The Company's telephone number at its principal business office is (425) 519-5900.

These proxy solicitation materials were mailed on or about May 10, 2007 to all shareholders entitled to vote at the Annual Meeting.

Record Date and Principal Share Ownership

Only shareholders of record at the close of business on April 24, 2007 (the "Record Date") are entitled to receive notice of and to vote at the Annual Meeting. The only outstanding voting securities of the Company are shares of Common Stock, no par value. As of the Record Date, 9,789,631 shares of the Company's Common Stock were issued and outstanding, held by 208 shareholders of record. See "Security Ownership of Principal Shareholders, Directors and Management" below for information regarding beneficial owners of more than five percent of the Company's Common Stock and ownership of the Company's directors and management.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time prior to its use by delivering to the Secretary of the Company a written instrument revoking the proxy or a duly executed proxy bearing a later date or by attending the Annual Meeting and voting in person.

Voting and Solicitation

Each holder of Common Stock is entitled to one vote for each share held.

This solicitation of proxies is made by the Company, and all related costs will be borne by the Company. In addition, the Company may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners. Proxies may also be solicited by certain of the Company's directors, officers and other employees, without additional compensation, personally or by telephone.

Quorum; Abstentions; Broker Non-Votes

At the Annual Meeting, inspectors of election will determine the presence of a quorum and tabulate the results of the voting by shareholders. A quorum exists when holders of a majority of the total number of outstanding shares of Common Stock that are entitled to vote at the Annual Meeting are present at the Annual Meeting in person or by proxy. A quorum is necessary for the transaction of business at the Annual Meeting. Abstentions and "broker non-votes" will be included in determining the presence of a quorum at the Annual Meeting. Broker non-votes occur when a person holding shares in street name, meaning through a bank or brokerage account, does not provide instructions as to how his or her shares should be voted and the bank or broker does not have discretion to vote those shares or, if the bank or broker has discretion to vote such shares, does not exercise such discretion. The three nominees for election to the Board of Directors who receive the greatest number of votes cast for the election of directors by the shares present, in person or by proxy, will be elected to the Board of Directors. For the election of directors, abstentions and broker non-votes will have the effect of neither a vote for, nor a vote against, the nominee and thus will have no effect on the outcome. Shareholders are not entitled to cumulate votes in the election of directors. If a quorum is present, approval of all other matters that properly come before the meeting requires that the votes cast in favor of such actions exceed the votes cast against such actions.

All shares entitled to vote and represented by properly executed, unrevoked proxies received prior to the Annual Meeting will be voted at the Annual Meeting in accordance with the instructions indicated on those proxies. If no instructions are indicated on a properly executed proxy, the shares represented by that proxy will be voted *for* the election of the three Class I directors nominated by the Board of Directors and *for* the proposed modification to the Company's existing Board of Directors compensation program.

If any other matters are properly presented for consideration at the Annual Meeting, including, among other things, consideration of a motion to adjourn the Annual Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named in the enclosed proxy and acting thereunder will have discretion to vote on those matters in accordance with their best judgment. The Company does not currently anticipate that any other matters will be raised at the Annual Meeting.

Deadline for Receipt of Shareholder Proposals

Shareholders are entitled to present proposals for action at a forthcoming meeting if they comply with the requirements of the proxy rules promulgated by the Securities and Exchange Commission (the "SEC") and those set forth in the Company's Bylaws. Under applicable SEC proxy rules, proposals of shareholders of the Company intended to be presented for consideration at the Company's 2008 Annual Meeting of Shareholders must be received by the Company no later than January 5, 2008, in order that they may be considered for inclusion in the proxy statement and form of proxy relating to that meeting.

In addition, the Company's Bylaws establish an advance notice procedure with regard to certain matters, including shareholder proposals not included in the Company's proxy statement, to be brought before an annual meeting of shareholders. In general, nominations for the election of directors may be made by: (i) the Board of Directors or a committee appointed by the Board of Directors, or (ii) any shareholder entitled to vote who has delivered written notice to the Secretary of the Company 90 days prior to the date one year from the date of the immediately preceding annual meeting of shareholders (or, with respect to an election of directors to be held at a special meeting, the close of business on the tenth day following the date on which notice of such meeting is first given to shareholders), which notice must contain specified information concerning the nominees and concerning the shareholder proposing such nominations. The Company's Bylaws also provide that the only business that shall be conducted at an annual meeting is business that is brought before such meeting: (i) by or at the direction of the Board of Directors, or (ii) by any shareholder entitled to vote who has delivered written notice to the Secretary of the Company 90 days prior to the date one year from the date of the immediately preceding annual meeting of shareholders, which notice must contain specified information concerning the matters to be brought before such meeting and concerning the shareholder proposing such matters. Accordingly, shareholders who intend to present a proposal at the Company's 2008 Annual Meeting of Shareholders without inclusion of such proposal in the Company's proxy materials are required to provide proper notice of such proposal to the Company no later than March 8, 2008. A copy of the full text of the Bylaw provisions discussed above may be obtained by writing to the Secretary of the Company. All notices of proposals by shareholders, whether or not included in the Company's proxy materials, should be sent to BSQUARE CORPORATION, 110 110th Avenue NE, Suite 200, Bellevue, Washington 98004, Attention: Secretary.

The Board of Directors has adopted additional requirements specifically with respect to shareholder nominations for the election of directors. See "Corporate Governance — Director Nomination Process."

PROPOSAL ONE

ELECTION OF DIRECTORS

General

The Company currently has seven directors. The Company's Board of Directors is divided into three classes with overlapping three-year terms. A director serves in office until his or her respective successor is duly elected and qualified unless the director is removed, resigns or, by reason of death or other cause, is unable to serve in the capacity of director. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of an equal number of directors. Set forth below is certain information furnished to the Company by the director nominees and by each of the incumbent directors whose terms will continue following the Annual Meeting. There are no family relationships among the Company's directors and officers.

Nominees For Directors

Three Class I directors are to be elected at the Annual Meeting for three-year terms ending in 2010. The independent members of the Board of Directors have nominated Elliott H. Jurgensen, Jr., Scot E. Land and Kendra A. VanderMeulen for election as Class I directors.

Unless otherwise instructed, the proxy holders will vote the proxies received by them for Messrs. Jurgensen and Land and Ms. VanderMeulen. The proxies cannot be voted for more than three nominees. These three nominees are current directors of the Company, and each has indicated that they will serve if elected. The Company does not anticipate that the nominees will be unable or unwilling to stand for election, but, if that occurs, all proxies received will be voted by the proxy holders for another person or persons nominated by the Board of Directors.

Vote Required for Election of Directors

If a quorum is present and voting, the three nominees for election to the Board of Directors who receive the greatest number of votes cast for the election of directors by the shares present, in person or by proxy, will be elected to the Board of Directors.

Nominees for Class I Directors

The name of each nominee and certain information about him as of the Record Date are set forth below:

Name of Nominee	Age	Positions with the Company	Director Since
Elliott H. Jurgensen, Jr.	62	Director	2003
Scot E. Land	52	Director	1998
Kendra A. VanderMeulen	55	Director	2005

Elliott H. Jurgensen, Jr. has been a director of BSQUARE since January 2003. His term of office as a director expires at this year's Annual Meeting of Shareholders. Mr. Jurgensen retired from KPMG LLP in 2003 after 32 years, including 23 years as an audit partner. During his career he held a number of leadership roles, including Managing Partner of the Bellevue, Washington office of KPMG from 1982 to 1991, and Managing Partner of the Seattle, Washington office of KPMG from 1993 to 2002. He is also a director of McCormick & Schmick's Seafood Restaurants, Inc., Isilon Systems, Inc. and ASC Management, Inc. Mr. Jurgensen has a B.S. in accounting from San Jose State University.

Scot E. Land has been a director of BSQUARE since February 1998. His term of office as a director expires at this year's Annual Meeting of Shareholders. Mr. Land is currently Executive Director, Program on Technology Commercialization, University of Washington. Prior to joining the faculty of the UW, Mr. Land was a managing director of Cascadia Capital LLC. Mr. Land was a founder and managing director of Encompass Ventures from September 1997 to July 2005, Mr. Land was a Senior Technology Analyst and

Strategic Planning Consultant with Microsoft from June 1995 to September 1997, and a technology research analyst and investment banker for First Marathon Securities, a Canadian investment bank, from September 1993 to April 1995. From October 1988 to February 1993, Mr. Land was the President and Chief Executive Officer of InVision Technologies, (now a wholly owned subsidiary of GE) a company founded by Mr. Land in October 1988, that designs and manufacturers high-speed computer-aided topography systems for automatic explosives detection for aviation security. Prior to founding InVision Technologies, Mr. Land served as a principal in the international consulting practice of Ernst & Young LLP, a public accounting firm, from April 1984 to October 1988. Mr. Land serves as a director of several privately held companies.

Kendra A. VanderMeulen has been a director at BSQUARE since March 2005. Her term of office as a director expires at this year's Annual Meeting of Shareholders. Ms. VanderMeulen recently served as executive vice president, Mobile at InfoSpace, and is an active board member or advisor to a variety of companies in the wireless Internet arena, including Perlego Systems, Inc., and Inrix, Inc. Ms. VanderMeulen joined AT&T Wireless (formerly McCaw Cellular Communications, now Cingular) in 1994 to lead the formation of the wireless data division. Prior to McCaw, Ms. VanderMeulen served as COO and president of the Communications Systems Group of Cincinnati Bell Information Systems (now Convergys). She also held a variety of business and technical management positions at AT&T in the fields of software development, voice processing, and signaling systems. Ms. VanderMeulen received a BS degree in mathematics from Marietta College and a MS degree in computer science from Ohio State University. She is the recipient of the 1999 Catherine B. Cleary award as the outstanding woman leader of AT&T.

MANAGEMENT UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE ELECTION OF MESSRS. JURGENSEN AND LAND AND MS. VANDERMEULEN TO THE BOARD OF DIRECTORS.

Directors Continuing in Office

Class II Directors — Terms expire at the 2008 Annual Meeting of Shareholders

Donald B. Bibeault, age 65, has been our Chairman of the Board since July 2003. His term of office as a director expires at the 2008 Annual Meeting of Shareholders. Mr. Bibeault is currently President of Bibeault & Associates, Inc. a turnaround-consulting firm, a position he has held since 1975. During that period, Mr. Bibeault has served as chairman, chief executive officer, or chief operating officer of numerous corporations, including Pacific States Steel, PLM International, Best Pipe and Steel, Inc., Ironstone Group, Inc., American National Petroleum, Inc., Tyler-Dawson Supply and Iron Oak Supply Corporation. He has also served as special turnaround advisor to the CEOs of Silicon Graphics Inc.; Varity Corporation, Bank of America and Yipes Networks. He has been a member of the Board of Overseers of Columbia Business School, a trustee of Golden Gate University, a member of the University of Rhode Island Business Advisory Board, and a member of the Board of Visitors of Golden Gate University Law School. Mr. Bibeault received a B.S. in electrical engineering from the University of Rhode Island, a M.B.A. from Columbia University and a PhD from Golden Gate University. He is also a recipient of a Doctor of Laws degree (honoris causa) from Golden Gate University Law School.

Brian T. Crowley, age 46, has been our President and Chief Executive Officer since July 2003. His term of office as a director expires at the 2008 Annual Meeting of Shareholders. From April 2002 to July 2003, Mr. Crowley served as our Vice President, Product Development. From December 1999 to November 2001, Mr. Crowley held various positions at DataChannel, a market leader in enterprise portals, including Vice President of Engineering and Vice President of Marketing. From April 1999 to December 1999, Mr. Crowley was Vice President, Operations of Consortio, a software company. From December 1997 to April 1999, Mr. Crowley was Director of Development at Sequel Technology, a network solutions provider. From 1986 to December 1997, Mr. Crowley held various positions at Applied Microsystems Corporation, including Vice President and General Manager of the Motorola products and quality assurance divisions. Mr. Crowley also serves as a director of the WSA (formerly Washington Software Association). Mr. Crowley holds a B.S. in Electrical Engineering from Arizona State University.

Class III Directors — Terms expire at the 2009 Annual Meeting of Shareholders

Elwood D. Howse, Jr., age 67, has been a director of BSQUARE since November 2002. His current term of office as a director expires at the 2009 Annual Meeting of Shareholders. Mr. Howse was formerly President of Cable & Howse Ventures, a Northwest venture capital management firm formed in 1977. Mr. Howse also participated in the founding of Cable, Howse and Ragen, investment banking and stock brokerage firm, today owned by Wells Fargo and known as Ragen MacKenzie. Mr. Howse has served as corporate director and advisor to various public, private and non-profit enterprises. He served on the board of the National Venture Capital Association and is past President of the Stanford Business School Alumni Association. He currently serves on the boards of directors of Formotus, Inc., OrthoLogic Corporation, Perlego Systems Inc., PowerTech Group, Inc. and not-for profits Junior Achievement Worldwide and Junior Achievement of Washington. He has served on a number of other corporate boards in the past. Mr. Howse received both a B.S. in engineering and a M.B.A. from Stanford University and served in the U.S. Navy submarine force.

William D. Savoy, age 42, has been a director of BSQUARE since May 2004. His current term of office as a director expires at the 2009 Annual Meeting of Shareholders. Mr. Savoy currently consults with The Muckleshoot Indian Tribe on investment-related matters, strategic planning and economic development. Mr. Savoy served as a consultant for Vulcan Inc., an investment entity that manages the personal financial activities of Paul Allen, from September 2003 to December 2005. Vulcan Inc. resulted from the consolidation in 2000 of Vulcan Ventures Inc., a venture capital fund, and Vulcan Northwest. Mr. Savoy served in various capacities at Vulcan Inc. and its predecessors from 1988 to September 2003, most recently as the president of the portfolio and asset management division, managing Vulcan's commercial real estate, hedge fund, treasury and other financial activities, and as the president of both Vulcan Northwest and Vulcan Ventures. Mr. Savoy served as the president and chief executive officer of Layered, Inc., a software company, from June 1989 until its sale in June 1990 and as its chief financial officer from August 1988 to June 1989. He is also a director of Drugstore.com, where he is a member of the audit committee and chairman of the compensation committee.. Mr. Savoy received a B.S. in computer science, accounting and finance from Atlantic Union College.

PROPOSAL TWO

AMENDMENT OF BOARD OF DIRECTORS COMPENSATION PROGRAM

General

The Company has previously established a compensation program to attract and retain qualified non-employee directors to serve on the Company's Board of Directors.

Currently, if the non-employee director meets certain attendance requirements, the Company pays annual cash fees of $20,000 to directors who do not serve on any Board committees, $25,000 to directors who serve on any Board committees other than the Audit Committee, and $30,000 to directors who serve on the Audit Committee. Directors who serve on more than one committee earn additional annual cash fees of $5,000 provided that no additional amounts are paid if a directors serves on more than two committees. All amounts are payable in quarterly increments. Directors are also reimbursed for reasonable expenses incurred in attending Board of Directors and committee meetings. As compensation for his services as Chairman of the Board, Mr. Bibeault receives an additional $10,000 in annual cash fees, payable in quarterly increments. No in-person attendance fees are paid to directors nor do directors receive incremental fees for telephonic and other meetings beyond the typical quarterly meetings. Each newly elected non-employee director also currently receives, as of the date of his or her election, an option under the Company's Second Amended and Restated Stock Plan to purchase 25,000 shares of the Company's Common Stock at an exercise price equal to the closing price of the Company's Common Stock on the date of the grant. These options vest quarterly over a two-year period. Non-employee directors also currently receive quarterly refresher option grants. Currently, options to purchase 6,250 shares of the Company's Common Stock are granted each fiscal quarter to all non-employee directors, other than the Chairman of the Board, who is granted options for 12,500 shares, all at an exercise price equal to the closing price of the Company's Common Stock on the date of grant where the date of grant is the third full trading day following release of the Company's quarterly earnings. These options also vest quarterly over a two-year period.

Mr. Crowley, the Company's President and Chief Executive Officer, as the only current employee director, is not entitled to the compensation described above other than reasonable expense reimbursement.

Proposal

The Company seeks shareholder approval to modify the program under which it attracts and retains directors. For the reasons outlined below, the Board of Directors is recommending that the stock compensation component for independent directors be modified to replace the existing stock option program with grants of restricted stock and reduce the number of shares underlying the awards. The restricted stock would be subject to forfeiture for a period of one year, and would be issued under the Company's Second Amended and Restated Stock Plan, which was approved by shareholders in May 2005. **There is no change proposed for cash compensation for directors.**

The following table outlines where changes are being recommended in the independent directors' stock compensation:

	Current (In shares)	Proposed (In shares)
Stock Compensation:		
Independent director:		
Initial grant	Stock Options — 25,000	Stock Options — 25,000
Quarterly refresher grant	Stock Options — 6,250	Restricted Stock — 1,500
Chairman of the Board of Directors:		
Initial grant	Stock Options — 50,000	Stock Options — 50,000
Quarterly refresher grant	Stock Options — 12,500	Restricted Stock — 3,000

The Company's current Board of Directors compensation program was approved by shareholders in May 2005. Prior to putting the current program to a shareholder vote in May 2005, and as a major catalyst for doing so, the Company engaged the services of a consultant to benchmark its Board of Directors compensation program against those of similar sized public companies largely in the Pacific Northwest. The consultant found that the cash portion of the Company's Board compensation was slightly below market average while the quarterly refresher grants were fairly significantly below market average. Since the current compensation arrangement was approved by shareholders in 2005, there has been no substantive change in the program. The Company believes a change in the stock component of the Board of Directors compensation program is in the best interests of the Company for the following reasons:

- A recent study conducted by a consultant engaged to benchmark the Company's Board of Directors compensation practices against those of other similar sized public companies in the Pacific Northwest as well as larger public companies engaged in the embedded software business, found that the Company's proposed director stock compensation program is consistent with a trend in public companies to move away from stock options and towards more direct equity-based incentives such as restricted stock grants. Further, the study found that the current quarterly refresh stock option grant levels, and the implied value thereof, exceeded those of the benchmark group primarily as a result of an increase in the Company's stock price as compared to prior years.
- Under the Company's current stock compensation program, independent directors currently have options outstanding to purchase an aggregate of 563,969 shares of the Company's common stock, which represents approximately 29% of the Company's total options outstanding as of March 31, 2007. The Company believes that continuing to grant options to directors under the current program will result in a disproportionate percentage of the Company's option pool being held by directors;
- The Company would prefer to keep options available for grant to potential candidates for key employee positions. In this regard, because of the nature of restricted stock grants, the number of shares required

for restricted stock grants under the proposed Director stock compensation program will be considerably less than that required for stock option grants under the existing program. For example, under the Company's proposal, quarterly option grants for independent directors of 6,250 shares would be replaced by restricted stock grants of 1,500 shares;

- By reducing the number the number of shares granted every quarter fairly significantly, the Company hopes to reduce the resulting stock compensation expense despite the fact that restricted stock awards have more value. The exact stock compensation impact of both the current and proposed awards is difficult to determine because it is impacted by a number of variables including the Company's current stock price, stock volatility etc.; and
- The Company believes that granting outright equity in the form of restricted stock will more closely align the financial incentives of the Board of Directors with those of the Company's shareholders and management.

Based on the reasons above, and the Company's desire to maintain a competitive director compensation program, the Company is proposing the changes described above.

It should be noted that there is no legal requirement that this proposal be approved by shareholders. However, as a matter of corporate governance, the Board of Directors deemed it to be in the Company's and shareholders' best interest to do so. In the event that the shareholders do not approve this proposal, the Company will continue using its existing Board of Directors compensation program as described above. The Board retains the right to further amend the Board of Directors compensation program in the future.

Vote Required for Approval of Amendment of Board of Directors Compensation Program

If a quorum is present and voting, this proposal will be approved if the votes cast in favor of the proposal exceed votes cast against the proposal.

MANAGEMENT UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE ABOVE DESCRIBED AMENDMENT TO THE BOARD OF DIRECTORS COMPENSATION PROGRAM.

CORPORATE GOVERNANCE

Board Independence

The Board of Directors has determined that, after consideration of all relevant factors, Messrs. Howse, Jurgensen, Land, Savoy and Ms. VanderMeulen, constituting a majority of the Company's Board of Directors, qualify as "independent" directors as defined under applicable rules of The Nasdaq Global Market, Inc. ("Nasdaq") and that such directors do not have any relationship with the Company that would interfere with the exercise of their independent business judgment.

Standing Committees and Attendance

The Board of Directors of the Company held a total of seven meetings during 2006. The Board of Directors has an Audit Committee, a Compensation Committee, a Strategic Growth Committee and an IPO Litigation Committee. The Board of Directors currently has no nominating committee or committee performing similar functions.

The Audit Committee currently consists of Messrs. Howse (Committee Chairman), Jurgensen and Land. The Board of Directors has determined that, after consideration of all relevant factors, Messrs. Howse, Jurgensen and Land qualify as "independent" directors under applicable rules of Nasdaq and the SEC. Each member of the Audit Committee is able to read and understand fundamental financial statements, including the Company's balance sheets, statements of operations and statements of cash flows. Further, no member of the Audit Committee has participated in the preparation of the financial statements of the Company, or any current subsidiary of the Company, at any time during the past three years. The Board of Directors has designated Mr. Jurgensen as the "Audit Committee financial expert" as defined under applicable SEC rules and has determined that Mr. Jurgensen possesses the requisite "financial sophistication" under applicable Nasdaq rules. The Audit Committee is responsible for overseeing the Company's independent auditors, including their selection, retention and compensation, reviewing and approving the scope of audit and other services by the Company's independent auditors, reviewing the accounting principles, policies, judgments and assumptions and auditing practices and procedures to be used for the Company's financial statements and reviewing the results of the Company's audits. The Audit Committee is also responsible for reviewing the adequacy and effectiveness of the Company's internal controls and procedures, including risk management, establishing procedures regarding complaints concerning accounting or auditing matters, reviewing and approving related-party transactions, and reviewing compliance with the Company's Code of Business Conduct and Ethics. The Audit Committee held four regular meetings and two special meetings during 2006.

In March 2007, the Audit Committee reviewed and assessed the adequacy of its written charter and made certain changes to the provisions of the charter. The Board of Directors has approved the Company's Audit Committee charter, as amended. A copy of the Audit Committee charter is available on the Company's website at www.bsquare.com.

The Compensation Committee currently consists of Messrs. Jurgensen (Committee Chairman) and Savoy. The Board of Directors has determined that, after consideration of all relevant factors, Messrs. Jurgensen and Savoy qualify as "independent" and "non-employee" directors under applicable Nasdaq and SEC rules, and qualify as "outside directors" pursuant to the Internal Revenue Code and the regulations promulgated thereunder. The Compensation Committee approves the general compensation policies of the Company as well as the compensation plans and specific compensation levels for its executive officers. The Compensation Committee held three meetings during 2006.

The Compensation Committee has a number of responsibilities as delineated in the Compensation Committee charter. In March 2007, the Compensation Committee reviewed and assessed the adequacy of its charter and made certain changes to its provisions. The Board of Directors has approved the Company's Compensation Committee charter, as amended. A copy of the Compensation Committee charter is available on the Company's website at www.bsquare.com. The Compensation Committee also periodically reviews the compensation of the Board of Directors and proposes modifications, as necessary, to the full Board for its consideration before submittal to shareholders for a vote, if appropriate.

One of the primary responsibilities of the Compensation Committee is to oversee the compensation programs and performance of the Company's executive officers, which includes the following activities:

- Establishing the objectives and philosophy of the executive compensation programs;
- Designing and implementing the compensation programs;
- Evaluating performance and attainment under the programs;
- Approving payouts and awards under the programs as well as discretionary payouts and awards;
- Reviewing base salary levels and approving adjustments thereto for the executives;
- Evaluating performance of executives; and
- Engaging consultants to assist with program design, benchmarking, etc.

The Strategic Growth Committee was formed in September 2004 to assist management with the formulation of strategic growth strategies. This committee currently consists of Messrs. Savoy (Committee Chairman) and Land and Ms. VanderMeulen. The Strategic Growth Committee held one meeting during 2006.

The IPO Litigation Committee currently consists of Messrs. Jurgensen and Howse. As previously disclosed in the Company's filings with the SEC, the Company, and certain of its current and former officers and directors, were named as defendants in a consolidated class action lawsuit alleging violations of the federal securities laws in connection with the Company's initial public offering. In May 2003, the Board of Directors established a special IPO Litigation Committee consisting of Messrs. Jurgensen and Howse, neither of whom was a defendant in the class action litigation. The IPO Litigation Committee has the sole authority to review any proposed agreement to settle the class action litigation on behalf of the Company and to decide whether or not the Company should enter into or reject any proposed settlement.

No director attended fewer than 75% of the aggregate of the meetings of the Board of Directors and committees thereof, if any, upon which such director served during the period for which he has been a director or committee member during 2006.

Director Nomination Process

Given the relatively small size of the Company's Board of Directors, the Board has determined that nomination responsibilities should be handled by the independent members of the Board of Directors rather than a separate nominating committee and therefore has not adopted a nominating committee charter. The Company's goal is to assemble a Board that brings to the Company a variety of perspectives and skills derived from high quality business and professional experience. In making its determinations, the Board considers such factors as it deems appropriate to develop a Board and committees that are diverse in nature and comprised of experienced and seasoned advisors. These factors may include judgment, knowledge, skill, diversity (including factors such as race, gender or experience), integrity, experience with businesses and other organizations of comparable size, including experience in software products and services, business, finance, administration or public service, the complimentarily of a candidate's experience with the needs of the Company and experience of other Board members, familiarity with national and international business matters, experience with accounting rules and practices, the desire to balance the considerable benefit of continuity with the periodic injection of the fresh perspective provided by new members and the extent to which a candidate would be a desirable addition to the Board and any committees of the Board. In addition, directors are expected to be able to exercise their best business judgment when acting on behalf of the Company and its shareholders, act ethically at all times and adhere to the applicable provisions of the Company's Code of Business Conduct and Ethics. Other than consideration of the foregoing, there are no stated minimum criteria, qualities or skills for director nominees, although the Board may also consider such other factors as it may deem are in the best interests of the Company and its shareholders. The Board does, however, believe it is preferable that more than one member of the Board meet the criteria for an "audit committee financial expert" as defined by applicable SEC rules, and that a majority of the members of the Board meet the definition of "independent director" under applicable Nasdaq rules.

The Board identifies nominees by first evaluating the current members of the Board willing to continue in service. Current members of the Board with skills and experience that are relevant to the Company's business and who are willing to continue in service are considered for renomination, balancing the value of continuity of service by existing members of the Board with that of obtaining a new perspective. The Board will also take into account an incumbent director's performance as a Board member. If any member of the Board does not wish to continue in service, if the Board decides not to renominate a member for reelection, or if the Board decides to recommend that the size of the Board be increased, the Board shall identify the desired skills and experience of a new nominee in light of the criteria described above. Current members of the Board and management are polled for suggestions as to individuals meeting the Board's criteria. Research may also be performed to identify qualified individuals. To date, the Company has not engaged third parties to identify, evaluate or assist in identifying potential nominees, although the Company reserves the right in the future to retain a third party search firm, if appropriate. Nominees for director are selected by a majority of the Company's independent directors.

It is the policy of the Board of Directors of the Company to consider suggestions for persons to be nominated for director that are submitted by shareholders. The Board will evaluate shareholder suggestions for director nominees in the same manner as it evaluates suggestions for director nominees made by management, then-current directors or other sources. Shareholders suggesting persons as director nominees should send information about a proposed nominee to the Corporate Secretary at the Company's address at least 120 days prior to the anniversary of the mailing date of the prior year's proxy statement. This information should be in writing and should include a signed statement by the proposed nominee that he or she is willing to serve as a director of the Company, a description of the nominee's relationship to the shareholder and any information that the shareholder feels will fully inform the Board about the proposed nominee and his or her qualifications. The Board may request further information from the proposed nominee and the nominating shareholder (including proof of ownership and holding period) and may also seek the consent of both the nominee and the nominating shareholder to be identified in the Company's proxy statement. The Company has not received any recommendations from shareholders for director candidates for the Annual Meeting.

Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics in compliance with the applicable rules of the SEC that applies to the Company's principal executive officer, our principal financial officer and our principal accounting officer or controller, or persons performing similar functions. A copy of this policy is available on the Investors page on its website at www.bsquare.com or free of charge upon written request to the attention of the Corporate Secretary by regular mail, email to *investorrelations@bsquare.com*, or facsimile at 425-519-5998. The Company intends to disclose, on its website, any amendment to, or a waiver from, a provision of our code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions and that relates to any element of the code of ethics enumerated in applicable rules of the SEC.

Compensation Committee Interlocks and Insider Participation

No interlocking relationship exists between any member of the Company's Board of Directors or Compensation Committee and any member of the Board of Directors or Compensation Committee of any other company, nor has any such interlocking relationship existed in the past.

2006 Director Compensation

The Company has established a compensation plan to attract and retain qualified non-employee directors to serve on the Company's Board of Directors. During 2006, compensation provided to non-employee directors was modified as approved by shareholders at the 2005 Annual Shareholders Meeting. The modifications increased the cash and stock compensation directors receive for serving on the Board of Directors, serving as Chairman of the Board of Directors and serving on Committees of the Board of Directors. The current director compensation program, under which 2006 director compensation was paid, is more fully described above in the section titled "Proposal Two," except that Mr. Bibeault received additional compensation for consulting services as described below.

The following table presents the 2006 compensation of our non-employee directors. The compensation of Mr. Crowley, our President and Chief Executive Officer and a member of the Company's Board of Directors, is fully reflected in the Summary Compensation Table.

Name	Fees Earned or Paid in Cash	Option Awards(2)	Total
Donald B. Bibeault(1)	$102,000	$65,065	$167,065
Elwood D. Howse, Jr.	$ 30,000	$32,532	$ 62,532
Elliott H. Jurgensen, Jr.	$ 35,000	$32,532	$ 67,532
Scot E. Land	$ 35,000	$32,532	$ 67,532
William D. Savoy	$ 28,750	$35,013	$ 63,763
Kendra A. VanderMeulen	$ 25,000	$39,665	$ 64,665

(1) Pursuant to a consulting agreement between the Company and Mr. Donald Bibeault, the Chairman of the Company's Board of Directors, Mr. Bibeault provided the Company with onsite consulting services from July 2003, when he was appointed to our Board of Directors, to September 2006. Mr. Bibeault was paid $72,000 in 2006 under this consulting agreement. On June 29, 2006, the Company and Mr. Bibeault agreed to terminate this consulting agreement, effective September 30, 2006. Mr. Bibeault continues to serve as the Chairman of the Company's Board of Directors.

(2) Represents stock compensation expense recognized by the Company for the year ended December 31, 2006 for stock option awards made in 2006 and prior years. See "Note 8 — Shareholders' Equity" of the Notes to Consolidated Financial Statements included in the Company's Form 10-K for the year ended December 31, 2006, as filed with the SEC, for more information regarding the key assumptions used in determining stock compensation expense.

The following table presents the number of outstanding options held by the Company's non-employee directors as of December 31, 2006.

Name	Options Outstanding
Donald B. Bibeault	168,750
Elwood D. Howse, Jr.	84,375
Elliott H. Jurgensen, Jr.	84,375
Scot E. Land	105,619
William D. Savoy	75,000
Kendra A. VanderMeulen	65,625

INFORMATION REGARDING EXECUTIVE OFFICER COMPENSATION

Compensation Discussion and Analysis

This following discussion presents an overview of our executive compensation objectives and philosophy, the programs themselves, information regarding the compensation of the executive officers, which includes the executives named in the Summary Compensation Table, and certain other information as required to be included in this Compensation Discussion and Analysis.

Overview

The objectives and the philosophy of our executive compensation programs are to:

- Encourage and reward individual and corporate performance. We seek to accomplish this through the use of financial operating goals and the attainment of individual and functional operating objectives as determinants in the compensation programs;
- Seek alignment of executive officers' compensation with shareholder interests on both short-term and long-term bases. We seek to accomplish this through the use of financial operating goals as a determinant of annual bonuses as well as the use of stock options and/or restricted stock which provide meaningful compensation over a longer timeframe; and
- Attract and retain highly-qualified executives. We seek to accomplish this through all components of the executive compensation programs.

Components of Compensation

Our executive compensation programs are comprised of three primary components:

- *Base salaries:* We pay base salaries to provide a base level of financial stability to our executives that are largely market-driven;
- Shorter-term incentives in the form of annual cash bonuses and discretionary cash bonuses: We provide these incentives to encourage executives to focus maximum effort on achieving near-term profitability, operating objectives and personal growth; and
- Longer-term incentives in the forms of stock options and restricted stock: We provide these incentives to focus executives' efforts on achieving long-term growth in shareholder value and to retain key executives as well as provide them with the ability to participate in our ownership.

We believe that the overall compensation of our executive officers is competitive with compensation offered by similar sized public companies in the Pacific Northwest.

Determination of Compensation

Total Compensation. For purposes of evaluating and setting the three components of executive compensation, we primarily consider two factors:

- *Benchmark data:* On an annual basis, we utilize the services of a compensation consultant to compare our compensation programs with those of public companies in the Pacific Northwest with revenue of less than $100 million. Specifically, over the last several years, the consultant has benchmarked our compensation programs against approximately 30 other similar sized companies.
- *Company and individual-specific factors:* In addition to considering compensation levels of executives at similar sized regional public companies, we also review company performance objectives and non-financial performance objectives applicable to each executive. The company performance objectives are determined through collaboration with the Chief Executive Officer, the Board of Directors and the Compensation Committee. The non-financial performance objectives applicable to each executive

officer are determined in collaboration with the Chief Executive Officer, the executive officer and the Compensation Committee.

Base Salary. Our primary objective is to provide a competitive base salary for the Company's executive officers. The Compensation Committee has not established any formal guidelines (i.e. pay at 50th percentile of the benchmark group) for purposes of setting base salary but chooses instead to consider the benchmark data along with the individual's performance and experience in determining what represents a competitive salary. The following adjustments were made in executive officer base salaries based almost exclusively on the benchmarking data described above. The Compensation Committee anticipates that future increases may be necessary given the increasingly competitive nature of the marketplace for executive officers in the Pacific Northwest.

Name	Annual Base Salary Before Adjustments	April 2006 Increase	March 2007 Increase	Current Base Salary
Brian T. Crowley	$225,000	$10,000	$25,000	$260,000
Carey E. Butler	$170,000	$ —	$20,000	$190,000
Pawan Gupta(1)	$180,000	$ —	$ —	$180,000
Scott C. Mahan	$180,000	$10,000	$10,000	$200,000
Larry C. Stapleton	$135,000	$ —	$15,000	$150,000

(1) Mr. Gupta's employment with the Company terminated effective November 1, 2006.

Annual Executive Bonus Program and Discretionary Cash Bonuses. Our annual executive bonus program (AEBP), in which executives have the potential to earn both cash and restricted stock is maintained in collaboration between the Compensation Committee, the Board of Directors and the Chief Executive Officer. The AEBP first went into effect in fiscal 2006. The achievement of bonuses under the AEBP is contingent on the achievement of an adjusted annual net income target for the Company *and* the achievement of individual objectives set for the executive. Examples of such individual objectives are objectives related to growing our service business, maintaining low employee turnover and improving our infrastructure to enhance business velocity.

The target bonus opportunity for each executive in the AEBP is set as a percentage of base salary. The philosophy used by the Compensation Committee in setting the participation percentages is similar to that used in setting base salaries for the executive officers.

In addition to cash and restricted stock which may be awarded under the AEBP, the Compensation Committee, in collaboration with the Board of Directors and the Chief Executive Officer, may elect to award discretionary cash or stock bonuses.

2006 and current AEBP participation percentages, which became effective March 31, 2006, are as follows:

Name	Participation Percentage of Base Salary	Potential Bonus at 100% Achievement(1)
Brian T. Crowley	55%	$129,250
Carey E. Butler	30%	$ 51,000
Scott C. Mahan	40%	$ 76,000

(1) Based upon base salary in effect as of December 31, 2006, on which 2006 potential payments under AEBP were based.

Mr. Stapleton does not participate in the AEBP. Rather, Mr. Stapleton has the opportunity to earn certain commissions and bonuses based largely upon the achievement of certain revenue targets. The Compensation Committee reviews Mr. Stapleton's base salary and his target incentive compensation on an annual basis. Working in collaboration with the Chief Executive Officer, the Compensation Committee establishes an incentive compensation target. Mr. Stapleton's incentive compensation target for fiscal 2007 is $130,000 which is in addition to his base salary. Using the incentive compensation target, the Company's Chief Executive Officer then designs incentive compensation programs for Mr. Stapleton which are largely revenue-based and largely earned on a quarterly basis.

If an executive becomes eligible for a bonus under the AEBP, the form of consideration is dependent on the amount of bonus earned. Under the AEBP, the first 25% of an executive's target bonus potential will be paid in cash with the remainder paid in the form of restricted stock vesting in annual increments over two years. For example, if Mr. Crowley earned $35,000 in bonus, he would receive the entire amount in cash because the bonus amount was less than $32,312 (25% of his target bonus potential of $129,250. The payout ratio between cash and restricted stock was established to provide what we believe to be an appropriate balance between short-term tangible cash awards and restricted stock awards, the objective of which is to enhance executive retention, preserve the Company's cash and align executives' interests more closely with those of shareholders.

The structure of the AEBP is identical for both fiscal 2006 and fiscal 2007, except as to the adjusted net income target and individual objectives, which are reset annually.

For the fiscal 2006 AEBP, the Company had to achieve a minimum adjusted net income target of $2 million for the fiscal year. Given the Company's results, no bonuses were earned under the AEBP. Mr. Gupta did receive a discretionary cash bonus of $20,000 in fiscal 2006 based on the closing of a strategically-significant contract for the Company. Further, Mr. Stapleton received commissions and bonuses totaling $110,558 based largely on the achievement of quarterly revenue targets and other goals and objectives.

For fiscal 2007, the AEBP provides that the Company must achieve adjusted net income for the year of $2 million for executives to be eligible for any bonus. Once that level of adjusted net income is achieved, the level of eligibility is as follows:

Adjusted Net Income(1)	Achievement % as % of Bonus Potential(2)
Less than $2 million	0%
$2 to $3 million	20-100%
$3 million to $4.6 million	100-150%
More than $4.6 million	150%

(1) Net income for fiscal 2007, as determined under Generally Accepted Accounting Principles, is adjusted for certain items, the most notable of which is FAS 123R non-cash stock compensation expense (i.e. add-back for calculation purposes).

(2) Achievement between $2-3 million and $3-4.6 million is prorated. Bonus participation is capped at 150% of bonus potential.

In addition to bonus eligibility being dependent on the achievement of adjusted net income, each executive must also accomplish certain individual objectives established by the Compensation Committee in collaboration with the Board of Directors and Chief Executive Officer.

By way of example, if the Company were to achieve adjusted net income for fiscal 2007 of $2.5 million, Mr. Crowley would be potentially eligible for a bonus of $85,800 ($143,000 eligibility at 100% achievement prorated to reflect less than $3 million in actual adjusted net income achievement.) Assuming Mr. Crowley achieved all of his individual objectives, he would be entitled to $85,800. Mr. Crowley would receive $35,750 of this bonus in cash (25% of his target bonus potential of $143,000) with the remainder received in the form of restricted stock. If Mr. Crowley achieved 60% of his individual objectives, he would be entitled to $51,480.

In March 2007, the Compensation Committee, in collaboration with the Board of Directors and Chief Executive Officer, decided to award certain executives discretionary cash bonuses due to company achievement, particularly in the second half and fourth quarter of 2006, and individual contributions. Mr. Crowley, Ms. Butler and Mr. Mahan each received $15,000 in discretionary cash bonuses.

Longer-Term Incentives. Longer-term incentives in the form of grants of stock options, restricted stock and other forms of equity instruments to executive officers are governed by the Company's Second Amended and Restated Stock Plan ("the Plan"). To date, executive officers have only been granted incentives under the Plan in the form of qualified and non-qualified stock options.

The Compensation Committee approves all stock options and other forms of equity instruments granted to our executive officers under the Plan. Grants approved by the Compensation Committee are then reviewed with the Board of Directors. Stock options have historically been granted at the time of hire of an executive officer. Further, the Compensation Committee periodically reviews the equity ownership of the executive officers which may result in additional awards of equity instruments under the Plan based on a number of factors including company performance and individual performance, the vested status of currently outstanding equity awards, the executive's equity ownership in relation to the other executives and other factors. The Compensation Committee maintains no formal guidelines for these periodic reviews. Stock options are awarded with exercise prices equal to the closing market price per share of our common stock on the grant date. We do not have any program, plan or practice to time grants to new executives or to our existing executives in coordination with the release of material non-public information nor have we or do we intend to time the release of material non-public information for the purpose of affecting the value of our executive officers' compensation.

In March 2006, the Compensation Committee, in collaboration with the Board of Directors and Chief Executive Officer, awarded Mr. Stapleton 25,000 non-qualified stock options in recognition of his efforts during 2005 in reinvigorating the Company's sales efforts. In March 2007, the Compensation Committee, in collaboration with the Board of Directors, awarded Mr. Crowley 50,000 qualified stock options, Ms. Butler and Mr. Mahan each 35,000 qualified stock options and Mr. Stapleton 25,000 qualified stock options after review of the company's performance, their individual performance and after consideration of their current vesting status.

Other Compensation and Perquisites. Executives are eligible to participate in standard benefit plans available to all employees including our 401(k) Retirement Plan (for which the Company provides a match subject to vesting), medical, dental, disability, vacation and sick leave and life and accident insurance. Executives' participation in these benefits is identical to all employees except where the value of the benefit may be greater due to the fact that our executives are more highly paid than most employees (e.g. disability benefits). We provide no pension or deferred compensation benefits for our executive officers. We do not currently have in place any tax "gross-up" arrangements with our executives.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and, based on the review and discussion, it has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's proxy statement.

Submitted by the Compensation Committee:

Elliott H. Jurgensen Jr., Chair
William D. Savoy

Summary Compensation Table

The following table presents the 2006 compensation paid to the Company's chief executive officer, chief financial officer and all other executive officers who were serving in such capacities during 2006 (collectively, the "named executive officers").

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	Non-Equity Incentive Compensation ($)	All Other Compensation ($)(2)	Total ($)
Brian T. Crowley . . . . *President and Chief Executive Officer*	2006	$232,500	$ —	$41,239	$ —	$ 6,969	$280,708
Scott C. Mahan . . . . *Vice President, Finance & Operations, Chief Financial Officer, Secretary and Treasurer*	2006	$187,500	$ —	$37,311	$ —	$ 5,698	$230,509
Carey E. Butler . . . . *Vice President, Professional Engineering Services*	2006	$170,000	$ —	$32,984	$ —	$ 5,100	$208,084
Larry Stapleton . . . . *Vice President, North American Sales*	2006	$135,000	$ —	$29,279	$110,558	$ 7,367	$282,204
Pawan Gupta(3) . . . . *Former Vice President, Product Management and Marketing*	2006	$150,000	$20,000	$33,530	$ —	$35,437	$238,967

(1) Represents stock compensation expense recognized by the Company for the year ended December 31, 2006 for stock option awards made in 2006 and prior years. See "Note 8 — Shareholders' Equity" of the Notes to Consolidated Financial Statements included in the Company's Form 10-K for the year ended December 31, 2006, as filed with the SEC, for more information regarding the key assumptions used in determining stock compensation expense.

(2) Represents 401(k) matching employer contributions, except as to Mr. Gupta. Such amounts do not include premiums paid by the Company under group health, life or disability insurance plans that do not discriminate in favor of executive officers and are generally available to all salaried employees.

(3) Mr. Gupta's employment by the Company terminated effective November 1, 2006. Amount in All Other Compensation represents 401(k) matching employer contributions of $5,437 and $30,000 paid to Mr. Gupta in 2006 under the Separation and Release Agreement with the Company dated October 30, 2006.

2006 Grants of Plan-Based Awards

The following table presents the 2006 plan-based awards granted to the named executive officers.

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Possible Payouts Under Equity Incentive Plan Awards(2)			Option Awards: Number of Securities Underlying Options (#)	Exercise of Base Price of Option Awards ($/sh)	Grant Date Fair Value of Option Awards
Name	Grant Date	Threshold ($)(3)	Target ($)	Maximum ($)	Threshold (#)(3)	Target (#)	Maximum (#)			
Brian T. Crowley	3/31/2006	$—	$ 32,313	$48,469	—	25,860	43,101	—	$ —	$ —
Scott C. Mahan	3/31/2006	$—	$ 19,000	$28,500	—	15,206	25,343	—	$ —	$ —
Carey E. Butler	3/31/2006	$—	$ 12,750	$19,125	—	10,204	17,007	—	$ —	$ —
Larry Stapleton(4)	3/31/2006	$—	$ —	$ —	—	—	—	25,000	$2.94	$57,608
Sales Incentive Plan(5)	3/31/2006	$—	$125,000	$ —	—	—	—	—	$ —	$ —

(1) The amounts reported represent 2006 cash incentive award potential under the AEBP, except with respect to Mr. Stapleton, who does not participate in the AEBP. The AEBP and the sales incentive plan applicable to Mr. Stapleton are discussed in Compensation Discussion and Analysis. No cash incentive awards were paid under the AEBP with respect to 2006 because the threshold Company performance criterion of $2 million in adjusted net income for fiscal year 2006 was not achieved.

(2) The amounts reported represent restricted stock award potential under the AEBP. No equity incentive awards were paid under the AEBP with respect to 2006 because the threshold Company performance criterion of $2 million in adjusted net income for fiscal year 2006 was not achieved. The number of shares granted upon achievement is a function of the bonus earnings as measured in dollars, less the amount payable in cash, with the resulting sum divided by the intrinsic value of the Company's stock option awards at the grant date factor to arrive at the actual number of restricted shares awarded. The intrinsic value is a function of certain assumptions using the Black-Scholes-Merton option pricing model. The amounts reported are based on an intrinsic value of 85% and the Company's common stock price of $4.41 as of March 31, 2007. Shares granted under the AEBP vest in equal annual installments over two years.

(3) There is no threshold amount payable under AEBP because the threshold amount of potential bonus based on Company achievement of $2 million in adjusted net income is reduced proportionately by the extent to which the executive achieved his or her individual objectives, from 0% to 100% achievement. As such, AEBP payments may range between 0% of potential bonus (as set forth Compensation Discussion and Analysis) to 150% of potential bonus. There is no threshold amount payable under the sales incentive plan applicable to Mr. Stapleton because his award is determined as a sales commission, with no floor or ceiling amount payable.

(4) Represents stock options granted during 2006, which vest quarterly over four years and have a term of ten years.

(5) Mr. Stapleton's target bonus level for 2006 was $125,000, and the amount earned was 110,558.

Employment Agreements

The Company has agreements with Brian T. Crowley, Scott C. Mahan, Carey E. Butler, Larry C. Stapleton, and Pawan Gupta, which include the following substantive provisions, in addition to base salaries which have in most cases been increased since the agreements were entered into:

- That if such officer is terminated without cause (as defined in the applicable agreement, subject to certain exceptions), he or she will continue to receive termination payments equal to four months of their annual base salary except for Messrs. Crowley and Mahan, who would receive six months of their annual base salary. In each case, the termination payments are not made as lump-sum payments but on the Company's normal payroll schedule. Also, each officer's stock options, or other stock awards, would continue to vest for the same amount of time during which they are receiving termination payments. Each officer agrees to enter into a release agreement as a condition of receiving the aforementioned benefits;

- That such officer will not induce, or attempt to induce, any employee, officer, director (and others as defined) of the Company to terminate their relationship with the Company for a period of twelve months following termination, except as to Mr. Gupta's where the period is four months;

- That such officer will not own an interest in, manage or participate in the management of, or be connected in any other manner with a Competitor (as defined) for a period of twelve months following termination except as to Mr. Gupta's where the period is four months; and

- That such officer will protect the property of the Company including intellectual property.

Mr. Gupta's employment with the Company terminated effective November 1, 2006. In connection, Mr. Gupta and the Company entered into a Separation and Release Agreement dated October 30, 2006 wherein Mr. Gupta agreed to a release of claims relating to his employment. The Separation and Release Agreement also reiterated the previously established severance benefits noted above and also provided for the continuation of medical benefits for one additional month to which Mr. Gupta wasn't otherwise entitled.

Outstanding Equity Awards At 2006 Fiscal Year End

The following table presents the outstanding stock options held by the named executive officers as of December 31, 2006.

		Option Awards			
		Number of Securities Underlying Unexercised Options at December 31, 2006			
Name	Grant Date	Exercisable	Unexercisable	Option Exercise Price ($)(1)	Option Expiration Date(2)
Brian T. Crowley	04/01/2002	25,000	—	$14.40	04/01/2012(3)
	08/29/2002	16,875	—	$ 2.88	08/29/2012(4)
	08/29/2002	1,875	—	$ 2.88	08/29/2012(5)
	07/24/2003	75,000	—	$ 4.00	07/24/2013(4)
	09/21/2004	70,313	54,687	$ 2.32	09/21/2014(5)
Scott C. Mahan	01/07/2004	18,750	18,750	$ 6.47	01/07/2014(3)
	09/21/2004	35,156	27,344	$ 2.32	09/21/2014(5)
Carey E. Butler	11/24/2003	18,750	6,250	$ 6.08	11/24/2013(3)
	09/21/2004	35,156	27,344	$ 2.32	09/21/2014(5)
Larry C. Stapleton	02/24/2005	6,250	18,750	$ 3.68	02/24/2015(3)
	03/31/2006	4,688	20,312	$ 2.94	03/31/2016(5)
Pawan Gupta	01/04/2005	16,406	21,094	$ 5.16	01/04/2015(3)
	09/08/2005	7,813	17,187	$ 2.24	09/08/2015(5)

(1) The option exercise price is set at the closing price of our common stock on the date of grant.

(2) All options outstanding expire ten years from the grant date.

(3) Options vest annually over four years.

(4) Options vest quarterly over two years.

(5) Options vest quarterly over four years.

Potential Payments Upon Termination or Change-in-Control

Severance. We do not have a formal severance policy or plan applicable to our executive officers as a group but, instead, have entered into individual severance arrangements with each of our executives as set forth in their respective employment agreements. In all cases, these agreements provide for the continuation of base salary and stock option vesting for a specified period of time (as set forth in the table below) after termination by the Company where the termination occurred other than for cause or permanent disability (each as defined in the applicable employment agreement). No other benefits accrue to the officers under these severance agreements (e.g., continuation of medical benefits). The agreements do not provide for AEBP or other cash bonus achievement in the event an officer was present for a portion of the fiscal year. Additionally, as the agreements only speak to the termination of an officer by the Company, they do not address termination by an acquiring company of an executive officer after effectiveness of a change in control. The following severance benefits would be payable to our named executive officers in connection with a termination by the Company effective December 31, 2006 other than for cause or permanent disability.

Name	Continuation Period in Months	Value of Base Salary Continuance(1)	Value of Stock Option Vesting Continuance(2)
Brian T. Crowley	6	$130,000	$8,281
Scott C. Mahan	6	$100,000	$4,141
Carey E. Butler	4	$ 63,333	$2,071
Larry C. Stapleton	4	$ 50,000	$ —

(1) Calculated using the base salaries in effect as of the filing of this proxy statement. Amounts are payable on our normal payroll schedule.

(2) Represents the intrinsic value of the incremental shares that would vest over the continuation period and is computed as the difference between the market price of the Company's common stock price of $2.85 as of December 31, 2006 and the exercise price, multiplied by the number of incremental shares vested.

Change in Control. There are no individual change in control agreements in effect with any of our executive officers. The terms of the Plan do not specifically provide for accelerated vesting of options for participants in the event of a change in control. Instead, the Plan provides that individual stock option agreements may provide for accelerated vesting in connection with certain transactions defined in the Plan (including certain change-in-control transactions). No outstanding stock option agreement provides for such acceleration of vesting. In addition, the Plan provides that the Board of Directors may elect to accelerate vesting for any Plan participant at such times and in such amounts as the Board of Directors determines, unless it would result in certain unfavorable accounting treatment for a reorganization. Any change in control agreement with an executive officer, should it be deemed necessary, would require approval by the Compensation Committee.

Employee Benefit Plans

Equity Compensation Plan Information

The following table presents certain information regarding the Company's common stock that may be issued upon the exercise of options and warrants granted to employees, consultants or Directors the Company's stock option plans as of December 31, 2006.

	Number of Securities to Be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	1,988,280	$3.96	497,822
Equity compensation plans not approved by security holders	100,000	4.56	—
Total	2,088,280	$3.99	497,822

Stock Option Plans

Under the terms of the Plan, the Company has granted options to purchase Common Stock to the Company's officers, directors, employees and consultants. Under the terms of the Plan, the Company also has the ability to issue restricted stock and other equity-based compensation to its officers, directors, employees and consultants, none of which have been granted to-date but could in the future.. The Company also has a 2000 Non-qualified Stock Option Plan. Under this plan, the Board of Directors may grant non-qualified stock options to the Company's directors, employees and consultants at a price determined by the Board. Options have a term of up to 10 years and vest over a schedule determined by the Board of Directors, generally over two to four years.

401(k) Plan

The Company maintains a tax-qualified employee savings and retirement plan for eligible U.S. employees. Eligible employees may elect to defer a percentage of their eligible compensation in the 401(k) plan, subject to the statutorily prescribed annual limit. The Company may make matching contributions on behalf of all participants in the 401(k) plan in the amount equal to one-half of the first 6% of an employee's contributions. Matching contributions are subject to a vesting schedule; all other contributions are fully vested at all times. The Company intends the 401(k) plan to qualify under Sections 401(k) and 501 of the Internal Revenue Code so that contributions by employees or the Company to the 401(k) plan and income earned, if any, on plan contributions are not taxable to employees until withdrawn from the 401(k) plan, and so that the Company will be able to deduct its contributions when made. The trustee of the 401(k) plan, at the direction of each participant, invests the assets of the 401(k) plan in any of a number of investment options.

STOCK OWNERSHIP

Security Ownership of Principal Shareholders, Directors and Management

The following table sets forth certain information regarding the beneficial ownership of Common Stock of the Company as of March 31, 2007 as to:

- each person who is known by the Company to own beneficially more than five percent of the outstanding shares of Common Stock;
- each director and each nominee for director of the Company;
- each of the named executive officers; and
- all directors and executive officers of the Company as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. For purposes of calculating the number of shares beneficially owned by a shareholder and the percentage ownership of that shareholder, shares of Common Stock subject to options that are currently exercisable or will become exercisable within 60 days of March 31, 2007 by that shareholder are deemed outstanding. These options are listed below under the heading "Number of Shares Underlying Options" and are not treated as outstanding for the purpose of computing the percentage ownership of common stock outstanding of any other person. This table is based on information supplied by officers, directors, principal shareholders and filings made with the SEC. Percentage ownership is based on 9,781,376 shares of Common Stock outstanding as of March 31, 2007.

Unless otherwise noted below, the address for each shareholder listed below is: c/o BSQUARE Corporation, 110 110th Avenue NE, Suite 200, Bellevue, Washington 98004. Unless otherwise noted, each of the shareholders listed below has sole investment and voting power with respect to the Common Stock indicated, except to the extent shared by spouses under applicable law.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Number of Shares Underlying Options	Percent of Common Stock Outstanding
5% Owners:			
S Squared Technology, LLC(2) 515 Madison Avenue New York, NY 10022	1,507,100	—	15.4%
Directors and Executive Officers:			
Donald B. Bibeault	210,946	83,446	2.1
Elwood D. Howse, Jr.	67,975	67,975	*
Elliott H. Jurgensen, Jr.	62,150	56,950	*
Scot E. Land	95,489	89,219	*
William D. Savoy	58,600	58,600	*
Kendra A. VanderMeulen	49,225	49,225	*
Brian T. Crowley	212,175	196,875	2.1
Scott C. Mahan	82,688	67,188	*
Carey E. Butler	60,063	57,813	*
Pawan Gupta(3)	28,125	28,125	*
Larry C. Stapleton	21,250	18,750	*
All executive officers and directors as a group	948,686	774,166	9.0%

* Less than 1%.

(1) Includes the number of share of the Company's common stock owned and stock options that will become exercisable within 60 days of March 31, 2007.

(2) Based on information reported on Schedule 13G dated December 31, 2006 filed by S Squared Technology, LLC ("SST") on February 14, 2007. Represents the combined holdings of SST and S Squared Technology Partners, L.P. ("SSTP"). Includes 235,700 shares held by Kenneth A. Goldblatt, a control person of SST and SSTP.

(3) Mr. Gupta's employment with the Company terminated effective November 1, 2006.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who own more than ten percent of a registered class of the Company's equity securities to file reports of ownership on Form 3 and changes in ownership on Form 4 and Form 5 with the SEC. Executive officers, directors and greater-than-ten-percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons, the Company believes that during the year ended December 31, 2006, Section 16 filing requirements applicable to its executive officers and directors and persons who own more than ten percent of a registered class of the Company's equity securities were complied with.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Pursuant to a consulting agreement between the Company and Mr. Donald Bibeault, the Chairman of the Company's Board of Directors, Mr. Bibeault has provided the Company with onsite consulting services since July 2003, when he was appointed to the Company's Board of Directors. The Company incurred expenses of $72,000 in 2006, $113,000 in 2005 and $158,000 in 2004 under this consulting agreement. On June 29, 2006, the Company and Mr. Bibeault agreed to terminate this consulting agreement, effective September 30, 2006. Mr. Bibeault continues to serve as the Chairman of the Company's Board of Directors.

In February 2007, the Board of Directors adopted a formal written policy regarding related person transactions. This policy applies to senior officers, directors, five percent shareholders, their immediate family members and entities controlled or owned by them. Under the terms of the policy, any transaction with a related person (other than transactions available to all employees generally or transactions involving less than $10,000) must be approved by the Audit Committee, by a majority of disinterested directors or, if the transaction involves compensation, by the Compensation Committee. The policy also applies to corporate opportunities and requires disclosure of related person transactions in applicable public filings.

AUDIT COMMITTEE REPORT AND INDEPENDENT AUDITORS

Audit Committee Report

The Audit Committee's purpose is to oversee the accounting and financial reporting processes of the Company, the audits of the Company's financial statements, the qualifications of the public accounting firm engaged as the Company's independent auditor to prepare or issue an audit report on the financial statements of the Company, and the performance of the Company's independent auditors. During 2006, the Audit Committee was comprised of Messrs. Howse, Jurgensen and Land.

Management is responsible for the preparation and presentation of the Company's financial statements in accordance with accounting principles generally accepted in the United States of America. Management is also responsible for the selection, implementation and application of, and compliance with, accounting and financial reporting principles and policies, internal controls and procedures designed to ensure compliance with accounting standards, applicable laws and regulations. On May 15, 2006, the Company dismissed Ernst & Young LLP as its independent auditor and engaged Moss Adams LLP as its independent auditor. Moss Adams LLP is responsible for performing an independent audit of the consolidated financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States of America.

The Audit Committee has reviewed and discussed the audited financial statements of the Company for the year ended December 31, 2006 with the Company's management and has discussed with Moss Adams LLP the matters required to be discussed by Statement on Auditing Standards Board Standard No. 61, as amended ("Communication with Audit Committees") and SEC Regulation S-X, Rule 2-07. In addition, Moss Adams LLP has provided the Audit Committee with the written disclosures and the letter required by the Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," and the Audit Committee has discussed with Moss Adams LLP their independence and has concluded that any non-audit services provided by the independent auditors were subject to prior approval, were appropriate and did not compromise independence. The Audit Committee has also reviewed and assessed the adequacy of its written charter and made certain changes to the provisions of the charter. The Board of Directors has approved the Company's Audit Committee charter, as amended. A copy of the Audit Committee charter is available on the Company's website at www.bsquare.com.

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC.

Submitted by the Audit Committee:

Elwood D. Howse, Jr., Chairman
Elliott H. Jurgensen, Jr.
Scot E. Land

The Company's Independent Auditors

The independent accounting firm of Moss Adams LLP ("Moss Adams") has acted as the Company's auditor since May 2006. Moss Adams is responsible for performing an independent audit of our consolidated financial statements in accordance with auditing standards generally accepted in the United States and issuing a report on its audit. A representative of Moss Adams is expected to be present at the Annual Meeting, where he or she may make a statement and will be available to respond to questions.

The independent accounting firm of Ernst & Young LLP ("Ernst & Young") was the Company's auditor from May 2002 to May 2006.

The Company has selected Moss Adams LLP as the independent auditor for the year ending December 31, 2007.

Principal Accounting Fees and Services

The Audit Committee pre-approves all audit and non-audit services performed by the Company's auditor and the fees to be paid in connection with such services in order to assure that the provision of such services does not impair the auditor's independence. Unless the Audit Committee provides general pre-approval of a service to be provided by the auditor and the related fees, the service and fees must receive specific pre-approval from the Audit Committee.

	Year Ended December 31, 2006	2005
Moss Adams, LLP		
Audit fees	$177,000	$ —
Audit-related fees	—	—
Tax fees	—	—
Subtotal	$177,000	$ —
Ernst & Young, LLP		
Audit fees	$ 42,450	$285,000
Audit-related fees	—	2,000
Tax fees	—	—
Subtotal	$ 42,450	$287,000
Total fees	$219,450	$287,000

Audit fees: Consists of fees billed related to professional services rendered in connection with the audit of the Company's annual consolidated financial statements, the reviews of the consolidated financial statements included in each of the Company's quarterly reports on Form 10-Q and accounting consultations that relate to the audited consolidated financial statements and are necessary to comply with generally accepted auditing standards.

Audit-related fees: Refers to fees billed for assurance and related services and in 2005 consisted primarily of professional services rendered in connection with Sarbanes-Oxley assistance.

Tax fees: Refers to fees billed for tax compliance, tax advice and tax planning, of which there were none in 2005 or 2006.

All Other Fees: Refers to fees billed for products and services other than those falling under the categories described above, of which there were none in 2005 or 2006.

OTHER MATTERS

Shareholder Communications with the Board of Directors and Board Attendance at Annual Shareholder Meetings

Shareholders of the Company may, at any time, communicate in writing with any member or group of members of the Company's Board of Directors by sending such written communication to the attention of the Company's Corporate Secretary by regular mail, email to investorrelations@bsquare.com or facsimile at 425-519-5998. Copies of written communications received by the Corporate Secretary will be provided to the relevant director(s) unless such communications are considered, in the reasonable judgment of the Corporate Secretary, to be improper for submission to the intended recipient(s). Examples of shareholder communications that would be considered improper for submission include, without limitation, customer complaints, solicitations, communications that do not relate directly or indirectly to the Company or the Company's business, or communications that relate to improper or irrelevant topics.

The Chairperson of the Board of Directors is expected to make all reasonable effort to attend the Company's annual shareholder meeting in person. If the Chairperson is unable to attend an annual shareholder meeting for any reason, at least one other member of the Board of Directors is expected to attend in person. Other members of the Board of Directors are expected to attend the Company's annual shareholder meeting in person if reasonably possible. Messrs. Bibeault, Crowley, Howse, Jurgensen, and Ms. VanderMeulen attended the Company's 2006 Annual Meeting of Shareholders.

Transaction of Other Business

The Board of Directors of the Company knows of no other matters to be submitted at the Annual Meeting. If any other matters come before the meeting, it is the intention of the persons named in the accompanying form of proxy to vote the shares they represent as the Board of Directors may recommend.

Annual Report to Shareholders and Form 10-K

The Company's Annual Report to Shareholders for the year ended December 31, 2006 (which is not a part of the Company's proxy soliciting materials) is being mailed to the Company's shareholders with this Proxy Statement. A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2006, without exhibits, is included with the Annual Report to Shareholders.

By Order of the Board of Directors

/s/ SCOTT C. MAHAN

Scott C. Mahan
Vice President, Finance & Operations,
Chief Financial Officer, Secretary and Treasurer

Bellevue, Washington
April 30, 2007

DIRECTORS, OFFICERS, AND CORPORATE INFORMATION

DIRECTORS

Donald B. Bibeault
Chairman of the Board

Brian T. Crowley
President, Chief Executive Officer, Director

Elwood D. Howse, Jr.
Former President, Cable & Howse, LLC

Elliott H. Jurgensen, Jr.
Retired Partner, KPMG LLP

Scot E. Land
Managing Director, Cascadia Capital LLC

William D. Savoy
Former President, Vulcan, Inc.

Kendra A. VanderMeulen
Former Executive Vice President, Mobile, InfoSpace

EXECUTIVE OFFICERS

Brian T. Crowley
President, Chief Executive Officer, Director

Carey E. Butler
Vice President, Professional Engineering Services

Scott C. Mahan
Vice President, Finance & Operations
Chief Financial Officer

Larry C. Stapleton
Vice President, North American Sales

GLOBAL OFFICE LOCATIONS

HEADQUARTERS:
110 110th Avenue NE, Suite 200
Bellevue, WA 98004
Tel: (425) 519-5900
Fax: (425) 519-5999
www.bsquare.com

Taipei, Taiwan
18F-B, No. 89
Songren Rd., Xinyi District
Taipei City 110
Taiwan, R.O.C.
Tel: +886-2-8780-9100
Fax: +886-2-8780-8600

CORPORATE COUNSEL

Summit Law Group
Seattle, Washington

INDEPENDENT AUDITORS

Moss Adams LLP
Seattle, Washington

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services
85 Challenger Road
Ridgefield Park, NJ 07660
Tel: (800) 522-6645

ANNUAL MEETING

The annual meeting of shareholders will be held on Tuesday, June 6, 2007, 10:00 a.m. at BSQUARE Corporation Headquarters, 110 110th Avenue NE, Suite 200, Bellevue, Washington 98004.

FORM 10-K

BSQUARE files an Annual Report with the Securities and Exchange Commission on Form 10-K. Copies are available from BSQUARE without charge upon request. Requests should be sent to investorrelations@bsquare.com.

STOCK EXCHANGE LISTING

Our common stock is traded on the Nasdaq Global Market under the symbol "BSQR".

DIVIDENDS

We have never paid cash dividends on our common stock. We currently intend to retain any future earnings to fund the development and growth of our business, and, therefore, we do not anticipate paying any cash dividends in the foreseeable future.

This annual report contains forward-looking statements based on current expectations, estimates and projections about our industry and our management's beliefs and assumptions. These forward-looking statements are not guarantees of future performance and are subject to certain risks and uncertainties that are difficult to predict. Please refer to the information set forth under the captions "Risk Factors" and "Forward-Looking Statements" in our Annual Report on Form 10-K and other reports or documents that we file from time to time with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date made, and except as required by law, we undertake no obligation to update any forward-looking statement.

b SQUARE

110 110th Avenue NE, Suite 200
Bellevue, WA 98004
425-519-5900
www.bsquare.com

END